                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-33818

PROSPECTUS

                                4,500,000 SHARES

                               [SERVICEWARE LOGO]

                                  COMMON STOCK

                            ------------------------

This is the initial public offering of 4,500,000 shares of common stock of ServiceWare Technologies, Inc. We are selling all of the shares of common stock offered under this prospectus. The initial public offering price will be $7.00 per share.

There is currently no public market for our shares. Our common stock has been approved for listing on the Nasdaq National Market under the symbol "SVCW".

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT RISKS YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                               PER
                                                              SHARE            TOTAL
                                                              -----         -----------
Public offering price.......................................  $7.00         $31,500,000
Underwriting discounts and commissions......................  $0.49         $ 2,205,000
Proceeds, before expenses, to us............................  $6.51         $29,295,000

                            ------------------------

We have granted the underwriters a 30-day option to purchase up to an additional 675,000 shares of common stock from us at the initial public offering price less the underwriting discounts. The underwriters expect to deliver the shares on or about August 30, 2000.

                            ------------------------

                             C.E. UNTERBERG, TOWBIN

                The date of this prospectus is August 24, 2000.

             [Flow chart depicting the manner in which our products
                    and services are accessed by end-users.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     1
Risk Factors................................................     4
Corporate Information.......................................    16
Use of Proceeds.............................................    16
Dividend Policy.............................................    17
Dilution....................................................    18
Capitalization..............................................    19
Selected Historical Consolidated Financial Data.............    20
Unaudited Pro Forma Consolidated Financial Data.............    21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    22
Business....................................................    31
Management..................................................    42
Certain Transactions........................................    51
Principal Stockholders......................................    55
Description of Capital Stock................................    58
Shares Eligible for Future Sale.............................    61
Material U.S. Tax Considerations for Non-U.S. Holders.......    63
Underwriting................................................    66
Legal Matters...............................................    68
Experts.....................................................    68
Where You Can Find More Information.........................    68
Index to Consolidated Financial Statements..................   F-1

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

                               PROSPECTUS SUMMARY

     To understand this offering fully you should read carefully the entire prospectus, including the risk factors and the financial statements.

                                  OUR BUSINESS

     We are a leading provider of software and content solutions that businesses use to provide an Internet-based e-service platform to their customers, partners, suppliers and employees. We develop and market comprehensive service solutions to meet the needs of these end-users who, together, form an extended enterprise. Our eService Suite(TM) includes licensed and subscription-based software and content products that enable businesses to capture enterprise knowledge, solve their end-users' problems, reuse solutions and share captured knowledge through the Internet. Additionally, our patented Cognitive Processor(TM) contained in the eService Suite continually learns at each request, keeping knowledge up-to-date and accurate and providing end-users with relevant and useful answers to their questions. Our customers include Andersen Consulting, Clarify, Compaq, Hewlett-Packard, Marconi Communications, Merrill Lynch, Pfizer and Texas Instruments.

     Despite the urgent need for comprehensive service solutions, current service offerings have not kept pace with the rapid evolution of e-commerce and traditional commerce. Traditional service solutions, such as call centers and help desks, have proven to be neither scalable nor cost-effective for the enterprise. Despite attempts to streamline these operations, companies have been unable to eliminate the inefficiencies of these solutions due to labor-intensive and time-consuming customer interactions and the high turnover rates of service professionals. Customers are becoming increasingly dissatisfied with current service solutions because the limitations of these systems result in unacceptable levels of service. The increasing dissatisfaction with current customer service and the heightened expectations resulting from the growth of the Internet require a solution which includes intelligent application software and content.

     Using our eService Suite, our customers can develop and manage a knowledge base of service-related support information and disseminate that knowledge through multiple communication channels, such as telephone support, e-mail, chat and Web-based self-service. Additionally, our Internet-based knowledge portal, RightAnswers.com(TM), enables our customers to access a continuously updated knowledge base of content obtained from leading technology companies, including Microsoft, Novell and 3Com, as well as our internally produced knowledge content. We also offer integration, training and consulting services that enable our customers to realize the benefits of our eService Suite.

     We have established distribution alliances with leading providers of complementary Internet software technologies who resell or co-market our solutions. We currently have strategic distribution and marketing alliances with several vendors, including Clarify, Kana Communications, Oracle, Peregrine Systems, Remedy, Siebel Systems and Tivoli.

     Our products enable our customers to provide e-service solutions that are intelligent in that they are interactive, adaptable, and have the capability to update themselves automatically. Customers can use our software and content products separately or as an integrated solution to reduce the cost and improve the quality of customer service. We believe that our solutions provide our customers with a number of key benefits, including:

     - Strengthened Relationships with End-Users. Our solutions allow enterprises to provide their customers and other end-users with easy-to-use, intuitive, timely and accurate service. By providing a better and more user-friendly experience, we believe that our solutions increase the likelihood that a business' customers will complete specific transactions and that an enterprise will be able to attract and retain its customers.

     - Decreased Operating Costs. By enabling end-users to access customer service online and aiding customer service agents to more effectively handle user requests, our solutions provide cost savings and improve employee productivity.

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

     - Improved Dissemination of Enterprise Knowledge. Our eService Suite enables our customers to develop a common knowledge base of intellectual capital and make it available throughout the extended enterprise. Additionally, our eService Suite provides a self-learning capability that continually learns at each request, keeping responses up-to-date and accurate.

     - Seamless Integration with Existing Solutions. By integrating with existing call center and help desk products, workflow tools, knowledge bases and other applications, our software helps customers preserve their investments in legacy systems.

     Our objective is to leverage our Internet-based platform to become the leading worldwide provider of e-service solutions. To achieve our goal, we intend to enhance our technology and product leadership, broaden our content solutions to new vertical markets, expand our Internet-based delivery model, continue to build brand awareness, expand strategic alliances and expand our international presence.

     As of December 31, 1998, 1999 and June 30, 2000, our accumulated deficit was $7.2 million, $17.2 million and $25.7 million. Net loss for the years ended December 31, 1997, 1998, 1999 and for the six months ended June 30, 2000 was $1.5 million, $3.8 million, $10.1 million and $8.5 million.

                                  THE OFFERING

Common Stock Offered.................................  4,500,000 shares
Common Stock to be Outstanding After this Offering...  23,539,371 shares
Use of Proceeds......................................  We intend to use the net proceeds from this offering for general corporate purposes,
                                                       including for the repayment of our term loan,
                                                       expansion of our software development staff
                                                       and our sales and marketing capabilities,
                                                       international expansion, possible strategic
                                                       acquisitions or investments and working
                                                       capital requirements.
Nasdaq National Market Symbol........................  SVCW

     Unless otherwise indicated, all information contained in this prospectus:

     - assumes conversion of all outstanding convertible preferred stock into common stock upon the closing of this offering; and

     - assumes the underwriters' over-allotment option is not exercised.

     Unless otherwise indicated, the outstanding share information is as of June 30, 2000. This information excludes 2,657,960 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000, with a weighted average exercise price of $2.68 per share and 748,621 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $4.21 per share. This information includes 677,480 shares of common stock issuable upon the declaration of the dividends on Series A and Series B preferred stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The following table summarizes the consolidated financial information for our business. The summary consolidated financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus. See notes 2 and 12 of "Notes to Consolidated Financial Statements" for an explanation of the determination of the number of shares used in computing per share data. The pro forma amounts reflect the automatic conversion of our Series A, B, C, D, E and F convertible preferred stock into our common stock, which will occur upon the closing of this offering. Pro forma as adjusted amounts reflect the pro forma adjustments described above, as well as the $2.5 million repayment of the PNC loan and the sale of 4.5 million shares of our common stock in this offering after deducting underwriting discounts and commissions and offering expenses payable by us.

                                                                                 SIX MONTHS
                                                                               ENDED JUNE 30,
                                       YEAR ENDED DECEMBER 31,                  (UNAUDITED)
                           -----------------------------------------------   ------------------
                            1995     1996      1997      1998       1999       1999      2000
                           ------   -------   -------   -------   --------   --------   -------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Revenues...............  $2,906   $ 5,037   $ 9,686   $12,923   $ 17,652   $  7,119   $14,644
  Loss from operations...     (70)     (995)   (1,548)   (3,803)    (9,889)    (3,795)   (8,485)
  Net loss...............     (40)     (948)   (1,508)   (3,816)   (10,062)    (3,899)   (8,526)
  Net loss applicable to
     common stock........  $  (91)  $(1,004)  $(1,568)  $(3,940)  $(10,157)  $ (3,994)  $(8,526)
  Net loss per common
     share, basic and
     diluted.............  $(0.02)  $ (0.21)  $ (0.34)  $ (0.85)  $  (1.88)  $  (0.85)  $ (1.18)
  Shares used in
     computing per share
     amounts.............   5,266     4,738     4,609     4,622      5,402      4,682     7,212
  Pro forma net loss per
     common share........                                         $  (0.63)             $ (0.47)
  Shares used in
     computing pro forma
     per share amounts...                                           16,224               18,034

                                                                        JUNE 30, 2000
                                                          -----------------------------------------
                                                                                         PRO FORMA
                                                            ACTUAL        PRO FORMA     AS ADJUSTED
                                                          -----------    -----------    -----------
                                                          (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.............................    $ 9,676        $ 9,676        $34,833
  Working capital.......................................        522            522         24,430
  Total assets..........................................     30,146         30,146         55,303
  Outstanding debt including capital leases.............      4,068          4,068          1,568
  Stockholders' equity (deficit)........................     13,481         13,481         41,139

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

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. As a result, the trading price of our common stock could decline, and you may lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE OUR CURRENT LINE OF PRODUCTS IS RELATIVELY NEW, OUR HISTORICAL FINANCIAL RESULTS ARE NOT HELPFUL IN EVALUATING OUR PROSPECTS.

     We have undergone a number of changes in our business model. We began in 1991 as a provider of consulting services, and later developed and sold content relating to technology products for use by customer service operations. In July 1999, we acquired the Molloy Group and its complementary software product suite. Recently, we integrated our product offerings with those of the Molloy Group and launched a suite of software and content products intended to form the basis of businesses' e-service solutions. Since our current line of products is relatively new, our historical financial results are not helpful in evaluating our prospects.

ALTHOUGH WE HAVE ACHIEVED RECENT REVENUE GROWTH, WE HAVE A HISTORY OF LOSSES, ANTICIPATE THAT WE WILL CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE AND MAY NEVER ACHIEVE PROFITABILITY.

     Our limited operating history in our current line of business and the uncertain nature of the markets in which we compete make it difficult or impossible to predict future results of operations. Therefore, our recent annual revenue growth should not be an indicator of the rate of revenue growth, if any, we can expect in the future.

     As of June 30, 2000, we had an accumulated deficit of $25.7 million. We have not achieved profitability on a quarterly or annual basis to date. We anticipate that we will continue to incur net losses for at least the next 12 to 24 months. In 1997, we incurred net losses of $1.5 million, in 1998 we incurred net losses of $3.8 million, in 1999 we incurred net losses of $10.1 million and in the six months ended June 30, 2000, we incurred net losses of $8.5 million. We currently expect to increase our operating expenses significantly, expand our software development staff, increase our sales and marketing expenditures, and continue to develop and extend our knowledge portal, RightAnswers.com. If these expenses precede or are not followed by increased revenues, our losses will continue to grow.

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUES ARE DERIVED FROM NON-RECURRING SALES TO A LIMITED NUMBER OF CUSTOMERS, BECAUSE OUR EXPENSES ARE RELATIVELY FIXED AND BECAUSE OF OUR REVENUE RECOGNITION POLICIES, OUR QUARTERLY OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND IT IS DIFFICULT TO DRAW CONCLUSIONS ABOUT OUR FUTURE PERFORMANCE BASED ON OUR PAST PERFORMANCE.

     Our projected expense levels are based on our expectations regarding future revenues and are relatively fixed in the short term. If revenue levels are below expectations in a particular quarter, operating results and net income are likely to be disproportionately adversely affected because our expenses are relatively fixed. In addition, a significant percentage of our revenues is typically derived from non-recurring sales to a limited number of customers, so it is difficult to estimate accurately future revenues.

     Our quarterly results are also impacted by our revenue recognition policies. Because we generally recognize license revenues upon installation and training, sales orders from new customers in a quarter might not be recognized during that quarter. Delays in the implementation and installation of our software near the end of a quarter could also cause recognized quarterly revenues and, to a greater degree, results of operations to fall substantially short of anticipated levels. We often recognize revenues for existing customers shortly after an order is received because installation and training can generally be completed in significantly less time than for new customers. However, we may miss recognizing expected revenues at the end of a quarter due to delays in the receipt of expected orders by existing customers. Delays in recognizing revenues may also occur as a result of delayed reporting by our distributors.

     Because of these and other factors, revenues in any one quarter are not indicative of revenues in any future period and, accordingly, we believe that certain period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

THE e-SERVICE SOLUTIONS MARKET IS NEW AND EVOLVING AND, IF IT DOES NOT GROW RAPIDLY, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     The e-service solutions market is an emerging industry, and it is difficult to predict how large or how quickly it will grow, if at all. Customer service historically has been provided primarily in person or over the telephone with limited reference materials available for the customer service representative. Our business model assumes that companies which provide customer service over the telephone will find value in aggregating institutional knowledge by using our eService Suite and will be willing to access our content over the Internet. Our business model also assumes that companies will find value in providing some of their customer service over the Internet rather than by telephone. Our success will depend on the broad commercial acceptance of, and demand for, these e-service solutions.

WE ARE CURRENTLY IN THE PROCESS OF RE-BRANDING AND EXPANDING OUR PRODUCT LINES AND INTEGRATING OUR PRODUCTS WITH RIGHTANSWERS.COM. CUSTOMERS MAY NOT ACCEPT OR DESIRE THESE CHANGES, RESULTING IN A REDUCTION IN REVENUES.

     Our future financial performance will depend, in significant part, on customer acceptance of our eService Suite software product line and RightAnswers.com, both of which became widely available to customers in December 1999. Since 1996, we have been selling technology-related content products on CD-ROMs under the brand name Knowledge-Pak Desktop Suite(TM). These content products form the basis of the newly released RightAnswers.com product offering in both its Web and CD-ROM versions. In 1997, we began selling the companion Knowledge-Pak Architect(TM) and Knowledge-Pak Viewer(TM) software applications, which allow our customers to modify our content products or develop their own knowledge bases for customer service and support. In 1999, we acquired a complementary software product suite from the Molloy Group. The eService Suite integrates Knowledge-Pak Architect and Knowledge-Pak Viewer under a different brand name, adds the self-learning capability acquired from the Molloy Group to the software and connects our customers' knowledge base to RightAnswers.com. We cannot be sure that this product line will provide the benefits described in this prospectus, gain broad commercial acceptance or compete successfully against products from other vendors.

IF OUR CONTENT PARTNERSHIPS WERE TERMINATED OR NOT RENEWED, WE WOULD LOSE A LARGE PART OF OUR CONTENT OFFERINGS, WHICH WOULD MAKE OUR CONTENT PRODUCTS LESS DESIRABLE AND REDUCE OUR MARKET SHARE.

     We currently have content partnerships with Microsoft, Novell and 3Com. These partnerships provide our RightAnswers.com product offering with content for its knowledge base. If these partnerships were terminated or not renewed, our sales of our content products may be reduced.

OUR FAILURE TO EXPAND OUR DIRECT SALES FORCE WILL IMPEDE OUR GROWTH.

     Our ability to achieve significant growth in the future will largely depend on our success in recruiting and training a sufficient number of direct sales personnel. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. New hires require training and take time to achieve full productivity. Our recent hires and planned new hires may not become as productive as necessary, and we may be unable to hire sufficient numbers of qualified individuals in the future. If we fail to expand our direct sales force, our revenue may not grow or it may decline.

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

OUR FAILURE TO DEVELOP NEW RELATIONSHIPS AND ENHANCE EXISTING RELATIONSHIPS WITH THIRD-PARTY DISTRIBUTORS, SOFTWARE VENDORS AND VALUE-ADDED RESELLERS THAT HELP SELL OUR SERVICES AND PRODUCTS MAY ADVERSELY AFFECT OUR REVENUES.

     We derive a significant portion of our product revenues from third-party software distributors, vendors and value-added resellers. Our ability to achieve revenue growth in the future will depend on our success in continuing to develop new relationships and enhance existing relationships with these software distributors, vendors and value-added resellers. Additionally, the loss of a third-party distributor could significantly adversely affect our financial results. In 1999, sales to Tivoli accounted for 17% of our recognized revenues. At times, we rely on these third parties to recommend and sell our products to their customers, and to install and support our products for their customers. Because of our reliance on these third parties, we face the risk that these software distributors, vendors and value-added resellers may:

     - choose not to recommend, install or sell our products;

     - develop, market or recommend software applications that compete with our products;

     - fail to implement their products and/or our e-service solutions and services on the schedule required by the customers;

     - encounter their own financial or operational problems;

     - change their business strategy;

     - terminate their business relationships with us; or

     - be acquired by companies who choose to limit or discontinue relationships with us.

WE HAVE RELATIVELY FEW MAJOR CUSTOMERS, AND THE LOSS OF ONE OR MORE OF OUR PRINCIPAL CUSTOMERS WOULD RESULT IN DECREASED REVENUES.

     Our results of operations in any given period have depended to a significant extent upon sales to a small number of major customers. Our loss of one or more of our major customers would result in decreased revenues. Further, in the event of any downturn in any existing or potential customer's business or general economic conditions, licenses and subscriptions for our products and services may be deferred or terminated, also resulting in a decrease in our revenues.

DUE TO THE LENGTHY SALES CYCLES OF OUR PRODUCTS AND SERVICES, THE TIMING OF OUR SALES ARE DIFFICULT TO PREDICT AND MAY CAUSE US TO MISS OUR REVENUE EXPECTATIONS.

     Our products and services are typically intended for use in applications that may be critical to a customer's business. In certain instances, the purchase of our products and services involves a significant commitment of resources by prospective customers. As a result, our sales process is often subject to delays associated with lengthy approval processes that accompany the commitment of significant resources. These delays may worsen in the future if a greater proportion of our total revenues, as we anticipate, is derived from our eService Suite, which has a high average contract size. For these and other reasons, the sales cycle associated with the licensing of our products and subscription for our services typically ranges between 6 and 18 months and is subject to a number of significant delays over which we have little or no control. While our customers are evaluating whether our products and services suit their needs, we may incur substantial sales and marketing expenses and expend significant management effort. Because of the lengthy sales cycle for our products and services, we may not realize forecasted revenues from a specific customer in the quarter in which we expend these significant resources.

WE MAY NOT BE ABLE TO EXPAND OUR BUSINESS INTERNATIONALLY, AND, IF WE DO, WE FACE RISKS RELATING TO INTERNATIONAL OPERATIONS.

     A component of our strategy is our planned increase in efforts to attract more international customers. We are currently exploring business opportunities in the United Kingdom, France, Germany, Italy,

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

Norway, Sweden and Finland. To date, we have only limited experience in providing our products and services internationally. If we are not able to market our products and services successfully in international markets, our expenses may exceed our revenues. By doing business in international markets we face risks, such as unexpected changes in tariffs and other trade barriers, fluctuations in currency exchange rates, difficulties in staffing and managing foreign operations, political instability, reduced protection for intellectual property rights in some countries, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences, any of which could adversely impact our international operations and may contribute further to our net losses.

IF WE ARE NOT ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGE OR UPDATE OUR CONTENT EFFECTIVELY, SALES OF OUR PRODUCTS MAY DECREASE.

     The software industry is characterized by rapid technological change, including changes in customer requirements, frequent new product and service introductions and enhancements and evolving industry standards. Our content products are comprised of a large amount of information that needs to be updated frequently, requiring us to continue to invest substantial resources in order to maintain the accuracy and utility of our content. Also, we rely upon some of our customers and other third parties to provide data and other support for the ongoing updating of these products. If we fail to keep pace with the technological progress of our competitors or update our content effectively, sales of our products may decrease.

WE DEPEND ON TECHNOLOGY LICENSED TO US BY THIRD PARTIES, AND THE LOSS OF THIS TECHNOLOGY COULD DELAY IMPLEMENTATION OF OUR PRODUCTS, INJURE OUR REPUTATION OR FORCE US TO PAY HIGHER ROYALTIES.

     We rely, in part, on technology that we license from a small number of software providers for use with our products, including the search features of RightAnswers.com. After the expiration of these licenses, this technology may not continue to be available on commercially reasonable terms, if at all, and may be difficult to replace. The loss of any of these technology licenses could result in delays in introducing or maintaining our products until equivalent technology, if available, is identified, licensed and integrated. In addition, any defects in the technology we may license in the future could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation. If we are required to enter into license agreements with third parties for replacement technology, we could be subject to higher royalty payments.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO HIRE AND RETAIN KEY PERSONNEL, ESPECIALLY CONTENT AND SOFTWARE DEVELOPERS.

     Our business requires the employment of highly skilled personnel, especially experienced content and software developers. The inability to recruit and retain experienced content and software developers in the future could result in delays in developing new versions of our software products or the release of deficient software products. Any such delays or defective products would likely result in lower sales. Even though we expect further growth in the number of our personnel, competition for this type of personnel is intense. In particular, we have experienced difficulty in hiring and retaining sales personnel, product managers, software developers and professional services employees.

PROBLEMS ARISING FROM THE USE OF OUR PRODUCTS WITH OTHER VENDORS' PRODUCTS COULD CAUSE US TO INCUR SIGNIFICANT COSTS, DIVERT ATTENTION FROM OUR PRODUCT DEVELOPMENT EFFORTS AND CAUSE CUSTOMER RELATIONS PROBLEMS.

     Our customers generally use our products together with products from other companies. As a result, when problems occur in a customer's systems, it may be difficult to identify the source of the problem. Even when these problems are not caused by our products, they may cause us to incur significant warranty and repair costs, divert the attention of our technical personnel from our product development efforts and cause significant customer relations problems.

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

IF CERTAIN COMPANIES CEASE TO PROVIDE OPEN PROGRAM INTERFACES FOR THEIR CUSTOMER RELATIONSHIP MANAGEMENT SOFTWARE IT WILL BE DIFFICULT TO INTEGRATE OUR SOFTWARE WITH THEIRS. THIS WILL DECREASE THE ATTRACTIVENESS OF OUR PRODUCTS.

     Our ability to compete successfully also depends on the continued compatibility and interoperability of our products with products and systems sold by various third parties, specifically including customer relationship management software sold by Clarify, Kana Communications, Oracle, Peregrine Systems, Remedy and Siebel Systems. Currently, these vendors have open applications program interfaces, which facilitate our ability to integrate with their systems. If any one of them should close their programs' interface or if they should acquire one of our competitors, our ability to provide a close integration of our products could become more difficult and could delay or prevent our products' integration with future systems. Inadequate integration with other vendors' products would make our products less desirable and could lead to lower sales.

WE FACE SIGNIFICANT GOODWILL COSTS RELATED TO THE RECENT ACQUISITION OF THE MOLLOY GROUP WHICH WILL ADVERSELY AFFECT OUR OPERATING RESULTS FOR THE FORESEEABLE FUTURE, AND THESE COSTS COULD INCREASE.

     We face significant goodwill costs as a result of our acquisition of the Molloy Group in July 1999. In addition, we may not achieve value from the acquisition of the Molloy Group commensurate with the purchase price we paid.

     As a result of the Molloy Group acquisition, we have recorded a significant amount of goodwill that will adversely affect our operating results for the foreseeable future. As of June 30, 2000, we had goodwill of approximately $10.2 million, which we expect to amortize over two to four years from the date of the acquisition. If the amount of recorded goodwill is increased or we have future losses and are unable to demonstrate our ability to recover the amount of the goodwill, the amount of amortization could be increased, or the period of amortization could be shortened. This would either increase annual amortization charges or result in the write-off of goodwill in a one-time, non-cash charge, either of which could be significant and would likely harm our operating results.

BECAUSE WE COMPETE IN THE EMERGING MARKET FOR E-SERVICE SOLUTIONS, WE FACE INTENSE COMPETITION FROM BOTH ESTABLISHED AND RECENTLY FORMED ENTITIES, AND THIS COMPETITION MAY ADVERSELY AFFECT OUR REVENUES AND PROFITABILITY.

     We compete in the emerging market for e-service solutions and changes in the e-service solutions market could adversely affect our revenues and profitability. We face competition from many firms offering a variety of products and services. In addition, we face competition from many free or low cost sources of information generally available via the Internet. Portions of our content products provided to us by content providers may be the same as content offered by those content providers as part of their Internet-based service offerings. Large software vendors may choose to sell (or provide at low cost or no cost) content products addressing problems encountered by users of their software. In the future, because there are relatively low barriers to entry in the software industry, we expect to experience additional competition from new entrants into the e-service solutions market. In particular, our current distributors or strategic partners may enter our market with competitive products. Many of these potential competitors have well-established relationships with our current and potential customers, extensive knowledge of the e-service industry, better name recognition, significantly greater financial, technical, sales, marketing and other resources and the capacity to offer single vendor solutions. It is also possible that alliances or mergers may occur among our competitors and that these newly consolidated companies could rapidly acquire significant market share. Greater competition may result in price erosion for our products and services, which may significantly affect our future operating margins.

IF OUR CONTENT AND SOFTWARE PRODUCTS CONTAIN ERRORS OR FAILURES, SALES OF THESE PRODUCTS COULD DECREASE.

     Content and software products frequently contain errors or failures, especially when first introduced or when new versions are released. In the past, we have released products that contained defects, including inaccurate content, and discovered software errors in certain new versions of existing products and in new products after their introduction. In the event that the information contained in our content products is inaccurate or perceived to be incomplete or out-of-date, our customers could purchase our competitors' products or decide they do not need e-service solutions at all. In either case, sales would decrease. Our products are typically intended for use in applications that may be critical to a customer's business. As a result, we expect that our customers and potential customers have a great sensitivity to product defects.

BECAUSE OUR PRODUCTS ARE CRITICAL TO THE OPERATIONS OF OUR CUSTOMERS' BUSINESSES, WE COULD INCUR SUBSTANTIAL COSTS AS A RESULT OF PRODUCT LIABILITY CLAIMS.

     Our products are critical to the operations of our customers' businesses. Any defects or alleged defects in our products entail the risk of product liability claims for substantial damages, regardless of our responsibility for the failure. Although our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, these provisions may not be effective under the laws of certain jurisdictions. In addition, product liability claims, even if unsuccessful, may be costly and divert management's attention from our operations. Software defects and product liability claims may result in a loss of future revenue, a delay in market acceptance, the diversion of development resources, damage to our reputation or increased service and warranty costs.

BECAUSE WE HAVE ISSUED OPTIONS TO EMPLOYEES BELOW THE INITIAL OFFERING PRICE AND MAY DO SO AGAIN IN THE FUTURE, WE WILL INCUR ADDITIONAL NON-CASH CHARGES ASSOCIATED WITH STOCK-BASED COMPENSATION ARRANGEMENTS.

     We have issued options to employees and non-employees which are subject to various vesting schedules of up to 48 months. Because we have issued options to employees below the initial offering price and may do so again in the future, we will incur additional non-cash charges for these options. This expense could reduce our operating results and stock price.

OUR RECENT GROWTH HAS PLACED A STRAIN ON OUR ABILITY TO RAPIDLY INSTALL AND IMPLEMENT OUR SOFTWARE PRODUCTS AND TRAIN OUR CUSTOMERS' EMPLOYEES TO USE THESE PRODUCTS. IF WE FAIL TO MANAGE OUR FUTURE GROWTH, OUR BUSINESS COULD SUFFER.

     As demand for our products increases, we need more trained personnel to install and implement these products and to train our customers' employees in their use. We recently began to expand our operations rapidly and intend to continue this expansion. The number of our full-time employees increased from 153 as of January 1, 1999 to 245 as of June 30, 2000. This expansion and the time and expense involved in training new employees has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources, which has resulted in a backlog of orders to install our products. To manage any further growth, we will need to improve or replace our existing operational, customer service and financial systems, procedures and controls. Our failure to manage properly these system and procedural transitions could impair our ability to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan.

INTEGRATION OF A NEW MANAGEMENT TEAM AND NEW PERSONNEL MAY STRAIN OUR OPERATIONS AND OUR NEW MANAGEMENT TEAM MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

     Five members of our senior management team have joined us since January 1, 1999. A significant reduction of employees occurred in conjunction with our acquisition of the Molloy Group in July 1999. Our new employees include a number of key managerial, sales, marketing, planning, technical and operations personnel who have not yet been fully integrated into our organization. In addition, our current senior management has limited experience working together in the management of a rapidly growing enterprise. If we are unable to integrate our new employees or if senior management fails to manage our growth effectively, we could lose customers who believe they are not receiving the support they require from us and we could face product delivery delays and product quality problems.

IF WE ARE NOT ABLE TO UPGRADE OUR SYSTEMS AND RIGHTANSWERS.COM TO ACCOMMODATE GROWTH IN THE E-SERVICE SOLUTIONS MARKET, OUR REPUTATION WILL SUFFER, WHICH COULD RESULT IN LOWER SALES OF OUR PRODUCTS. IN ADDITION, EXPENSES INCURRED IN UPGRADING OUR SYSTEMS MAY FORCE US TO RAISE PRICES, WHICH COULD ALSO DECREASE SALES.

     We face risks related to the ability of RightAnswers.com to operate effectively with increased usage while maintaining the expected quality of performance. As the volume and complexity of e-service solutions increase, we will need to expand our systems and our network infrastructure. The expansion and adaptation of our network infrastructure will require substantial financial, operational and management resources. If we are unsuccessful in upgrading our systems, we may experience a decrease in sales. If our expenses for upgrading are higher than expected, we may have to raise our prices. In either case, sales could fall and revenues could decrease.

BECAUSE OUR SUCCESS DEPENDS ON THE UNINTERRUPTED OPERATION OF OUR COMPUTER SYSTEMS, THEIR SABOTAGE OR SIMILAR DISRUPTIONS WOULD LIKELY DAMAGE OUR ABILITY TO SELL OUR PRODUCTS.

     Our success largely depends on the efficient and uninterrupted operation of our computer and communications hardware and network systems. Our network may be vulnerable to disruptions due to electronic attacks. Because the techniques used by computer hackers to sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. An actual or perceived breach of Internet security in our internal systems or those of our customers could adversely affect the market perception of our products and services. We have also entered into service agreements with some of our customers that require minimum performance standards, including standards regarding the availability and response time of our remote content services. If we fail to meet these standards, our customers could terminate their relationships with us and we could be subject to contractual monetary penalties. We have not experienced any attacks on, or interruption of, RightAnswers.com. However, our e-mail network was interrupted for two days as a result of the Love Bug virus, which hampered our ability to support our customers and our internal communications.

     In addition, a substantial number of our computer and communications systems are located in Oakmont, Pennsylvania. Our systems and operations are vulnerable to damage or interruption from fire, power loss, telecommunications failure and similar events.

IF OUR CUSTOMERS' SYSTEM SECURITY IS BREACHED AND CONFIDENTIAL INFORMATION IS STOLEN, OUR BUSINESS AND REPUTATION COULD SUFFER.

     Users of our products transmit their and their customers' confidential information, such as names, addresses, social security numbers and credit card information, over the Internet. In our license agreements with our customers, we disclaim responsibility for the security of confidential data and have contractual indemnities for any damages claimed against us. However, if unauthorized third parties are successful in illegally obtaining confidential information from users of our products, our reputation and business may be damaged, and if our contractual disclaimers and indemnities are not enforceable, we may be subject to liability.

OUR PLAN TO EXPAND OUR SERVICE CAPABILITY COULD ADVERSELY AFFECT GROSS PROFIT MARGINS AND OPERATING RESULTS.

     Revenues from services such as installation and training, consulting, customer support and maintenance contracts have lower gross margins than revenues from licenses and subscriptions. Therefore, the expected increase in the percentage of our revenues generated from services as compared to revenues from licenses and subscriptions will lower our overall gross margins. In addition, the expected increase in the cost of revenues from services as a percentage of revenues could have a negative impact on overall gross margins. In the future, we may also choose to outsource a portion of our services business which may reduce our services revenues.

     Although margins related to revenues from services are lower than margins related to revenues from licenses and subscriptions, our services organization currently generates gross profits, and we are seeking to expand our services capability and our revenues from services.

SINCE REVENUES FROM TERM LICENSES ARE RECOGNIZED MORE SLOWLY THAN THOSE FROM PERPETUAL LICENSES, A CHANGE TO A TERM LICENSE-BASED SALES MODEL WOULD RESULT IN LOWER RECOGNIZED SHORT TERM REVENUES.

     In the future, we may derive more revenues from licensing arrangements in which our customer purchases a license for a fixed term. We plan to recognize revenues from these arrangements ratably over the life of the contract. If customer demand for these arrangements increases, we may have lower revenues in the short term than we otherwise would, because revenues for licenses sold under these arrangements will be recognized over time rather than upon installation and training.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY CAUSE US TO INCUR SIGNIFICANT COSTS IN LITIGATION AND AN EROSION IN THE VALUE OF OUR BRANDS AND PRODUCTS.

     Our business is dependent on proprietary technology and the value of our brands. We rely primarily on patent, copyright, trade secret and trademark law to protect our technology and brands. We currently have two patents. One of these patents pertains to certain proprietary data structures and the other pertains to our Cognitive Processor. Our patents may not survive a legal challenge to their validity or provide meaningful protection to us. Litigation to protect our patents would be expensive and the loss of our patents would decrease the value of our products. Defending against claims of patent infringement would also be expensive and, if successful, we could be forced to redesign our products, pay royalties, or cease selling them. In addition, effective trademark protection may not be available for our trademarks. The use by other parties of our trademarks would dilute the value of our brands.

     Notwithstanding the precautions we have taken, a third party may copy or otherwise obtain and use our software or other proprietary information without authorization or may develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. Further, we have granted certain third parties limited contractual rights to use proprietary information which they may improperly use or disclose. The laws of other countries may afford us little or no effective protection of our intellectual property. The steps we have taken may not prevent misappropriation of our technology, and the agreements entered into for that purpose may not be enforceable. The unauthorized use of our proprietary technologies could also decrease the value of our products.

THE SUCCESS OF OUR SOFTWARE PRODUCTS DEPENDS ON ITS ADOPTION BY OUR CUSTOMERS' EMPLOYEES. IF THESE EMPLOYEES DO NOT ACCEPT THE IMPLEMENTATION OF OUR PRODUCTS, OUR CUSTOMERS MAY FAIL TO RENEW THEIR SERVICE CONTRACTS AND WE MAY HAVE DIFFICULTY ATTRACTING NEW CUSTOMERS.

     The effectiveness of our eService Suite depends in part on widespread adoption and use of our software by our customers' customer service personnel and on the quality of the solutions they generate. Resistance to our software by customer service personnel and an inadequate development of the knowledge base may make it more difficult to attract new customers and retain old ones.

     Some of our customers have found that customer service personnel productivity initially drops while customer service personnel become accustomed to using our software. If an enterprise deploying our software has not adequately planned for and communicated its expectations regarding that initial productivity decline, customer service personnel may resist adoption of our software.

     The knowledge base depends in part on solutions generated by customer service personnel and, sometimes, on the importation of our customers' legacy solutions. If customer service personnel do not adopt and use our products effectively, necessary solutions will not be added to the knowledge base, and the knowledge base will not adequately address service needs. In addition, if less-than-adequate solutions are created and left uncorrected by a user's quality-assurance processes or if the legacy solutions are inadequate, the knowledge base will similarly be inadequate, and the value of our eService Suite to end-users will be impaired. Thus, successful deployment and broad acceptance of our eService Suite will depend in part on whether our customers effectively roll-out and use our software products and the quality of the customers' existing knowledge base of solutions.

WE DEPEND ON INCREASED BUSINESS FROM OUR NEW CUSTOMERS, AND, IF WE FAIL TO GROW OUR CLIENT BASE OR GENERATE REPEAT BUSINESS, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED.

     If we fail to grow our customer base or generate repeat and expanded business from our current and future customers, our business and operating results will be seriously harmed. Some of our customers initially make a limited purchase of our products and services for pilot programs. If these customers do not successfully develop and deploy such initial applications, they may choose not to purchase complete deployment or development licenses. Some of our customers who have made initial purchases of our software have deferred or suspended implementation of our products due to slower than expected rates of internal adoption by customer service personnel. If more customers decide to defer or suspend implementation of our products in the future, we will be unable to increase our revenue from these customers from additional licenses or maintenance agreements, and our financial position will be seriously harmed.

     In addition, as we introduce new versions of our products or new products, our current customers may not need our new products and may not ultimately license these products. Because the total amount of maintenance and service fees we receive in any period depends in large part on the size and number of licenses and subscriptions that we have previously sold, any downturn in our software licenses and subscriptions revenues would negatively impact our future services revenues. In addition, if customers elect not to renew their maintenance agreements, our services revenues could be significantly adversely affected.

                     RISKS RELATED TO THE INTERNET INDUSTRY

OUR BUSINESS DEPENDS ON THE GROWTH OF THE INTERNET, THE CAPACITY AND VIABILITY OF THE INTERNET INFRASTRUCTURE AND OUR ABILITY TO ADAPT IN A RAPIDLY CHANGING INDUSTRY.

     Our products address a new and emerging market for e-service solutions to businesses' customer service needs. Therefore, our future success depends substantially upon the widespread adoption of the Internet as a significant medium for commerce and business applications. If this market fails to develop or develops more slowly than expected, demand for our products and services will be reduced and our revenues will decrease. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies or insufficient commercial support. The Internet infrastructure may not be able to support the demands placed on it by increased usage and bandwidth requirements. Moreover, critical issues like security, reliability, cost, accessibility and quality of service remain unresolved and may negatively affect the attractiveness of conducting commerce and business transactions over the Internet. Even if the required infrastructure, standards, protocols or complementary products, services or facilities are developed, we may incur substantial expenses adapting our products and services to changing or emerging technologies.

INCREASING GOVERNMENT REGULATION OF THE INTERNET COULD HARM OUR BUSINESS.

     As e-commerce, e-service and the Internet continue to evolve, we expect that federal, state and foreign governments will adopt laws and regulations tailored to the Internet covering issues like user privacy, taxation of goods and services provided over the Internet, pricing, content and quality of products and services. If enacted, these laws and regulations could limit the market for e-commerce and e-service and, therefore, the market for our products and services.

     The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation of the Telecommunications Act's information and content provisions are currently unsettled. The imposition upon us and other software and service providers of potential liability for information carried on or disseminated through our applications could require us to implement measures to reduce our exposure to this liability. These measures could require us to expend substantial resources or discontinue certain services. In addition, although substantial portions of the Communications Decency Act, the Act through which the Telecommunications Act of 1996 imposes criminal penalties, were held to be unconstitutional, similar legislation may be enacted and upheld in the future. It is possible that this new legislation and the Communications Decency Act could expose companies involved in e-commerce to liability, which could limit the growth of Internet usage and e-commerce generally and therefore the demand for e-service solutions. In addition, similar or more restrictive laws in other countries could have a similar effect and hamper our plans to expand overseas.

THE IMPOSITION OF SALES TAX AND OTHER TAXES ON PRODUCTS SOLD BY OUR CUSTOMERS OVER THE INTERNET COULD HAVE A NEGATIVE EFFECT ON ONLINE COMMERCE AND, INDIRECTLY, THE DEMAND FOR OUR PRODUCTS AND SERVICES.

     The imposition of new sales taxes or other taxes could limit the growth of Internet commerce generally and, as a result, the demand for our products and services. Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. Congress may choose not to renew this legislation in 2001, in which case state and local governments would be free to impose additional taxes on electronically purchased goods.

     We believe that most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce. A successful assertion by one or more states or foreign countries that companies that engage in e-commerce should collect sales or other taxes on the sale of their products over the Internet, even though not physically in the state or country, could indirectly reduce demand for our products.

PRIVACY CONCERNS RELATING TO THE INTERNET ARE INCREASING, WHICH COULD RESULT IN LEGISLATION THAT ADVERSELY AFFECTS OUR BUSINESS AND/OR REDUCES SALES OF OUR PRODUCTS.

     Businesses use our software to capture information regarding their customers when those customers contact them online with customer service inquiries. Privacy concerns may cause visitors to resist providing the personal data necessary to allow our customers to use our software products most effectively. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. Recently, a high-profile public company faced adverse and widely disseminated publicity regarding its handling of customer information. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting certain Web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. While we are not aware of any legislation or regulatory requirements of this type currently in effect in the United States, other countries and political entities, like the European Union, have adopted this kind of legislation or regulatory requirements and the United States may do so as well. If consumer privacy concerns are not adequately addressed, our business could be harmed.

            RISKS RELATED TO THIS OFFERING AND OUR CAPITAL STRUCTURE

WE MAY NOT BE ABLE TO OBTAIN FINANCING IF WE NEED IT IN THE FUTURE, AND RAISING ADDITIONAL CAPITAL MAY DILUTE EXISTING STOCKHOLDERS.

     We believe that our existing capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. However, we may choose to, or be required to, raise additional funds due to unforeseen circumstances. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. This financing may not be available in sufficient amounts, on terms acceptable to us, or at all, and may be dilutive to existing stockholders.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS FROM THIS OFFERING, HAVE NOT DISCLOSED OUR BUSINESS PLAN TO THE PUBLIC AND MAY USE THE PROCEEDS IN A MANNER WHICH YOU DO NOT APPROVE.

     We intend to use the net proceeds from the sale of the shares of common stock offered through this prospectus for general corporate purposes, including expanding our software development staff and our sales and marketing capabilities, possibly making strategic acquisitions, expanding internationally and meeting working capital requirements. We consider our business plan confidential and have not provided the public with details as to how we will use the proceeds from this offering. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. The failure of our management to apply these funds effectively could have a material adverse effect on our business, results of operations and financial condition.

OUR COMMON STOCK HAS NEVER BEEN PUBLICLY TRADED SO WE CANNOT PREDICT THE EXTENT TO WHICH A MARKET WILL DEVELOP FOR OUR COMMON STOCK OR HOW VOLATILE THAT MARKET WILL BE.

     Prior to this offering, there has been no market for our common stock. The initial public offering price of our common stock will be determined by negotiations between us and Burnham Securities Inc. The price of our common stock after this offering may fluctuate widely. The reasons for these fluctuations may include the business community's perception of our prospects and of the e-service solutions industry in general. Differences between our actual operating results and those expected by investors and analysts and changes in analysts' recommendations or projections could also affect the price of our common stock. Other factors potentially causing volatility in the price for our common stock may include changes in general economic or market conditions and broad market fluctuations, particularly those affecting the prices of the common stocks of companies related to the Internet like ours. Our common stock has been approved for quotation on the Nasdaq National Market. Inclusion in the Nasdaq National Market does not, however, guarantee that an active and liquid trading market for our common stock will develop.

WE MAY BECOME INVOLVED IN SECURITIES CLASS ACTION LITIGATION WHICH COULD DIVERT MANAGEMENT'S ATTENTION AND HARM OUR BUSINESS.

     The stock market has from time to time experienced significant price and volume fluctuations that have affected the market price for the common stocks of technology companies, particularly Internet companies like ours. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in that type of litigation in the future. Litigation is often expensive and diverts management's attention and resources, which could harm our business and operating results.

SUBSEQUENT TO THIS OFFERING, OUR OFFICERS AND DIRECTORS WILL STILL BE ABLE TO EXERT SIGNIFICANT CONTROL OVER OUR FUTURE DIRECTION AND OPERATIONS.

     Upon completion of this offering, our officers, directors and persons and entities affiliated with them, will beneficially own, in the aggregate, approximately 42.6% of the outstanding shares of our common stock (34.1% if the underwriters' over-allotment option is exercised in full). As a result, these stockholders, if acting together, would be able to significantly influence matters requiring stockholder approval, including the election of directors and the approval of a merger, consolidation or sale of all or substantially all of our assets.

     19,006,871 OR 99.8% OF OUR OUTSTANDING SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

     After this offering, we will have outstanding 23,539,371 shares of common stock. This includes the 4,500,000 we are selling in this offering, which may be resold in the public market immediately. The remaining 19,039,371 million shares will become available for resale in the public market as shown in the chart below, subject to certain requirements of the securities laws.

     As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

  Number of shares/% of total outstanding
             prior to offering                  Date of availability for resale into public market
--------------------------------------------    --------------------------------------------------
120,000/0.5%................................    365 days after the date of this prospectus due to
                                                these stockholders being subject to lock-up
                                                restrictions.
18,328,065/96.2%............................    180 days after the date of this prospectus due to
                                                these stockholders being subject to lock-up
                                                restrictions.
588,806/3.1%................................    no earlier than 90 days after the date of this
                                                prospectus due to the requirements of the
                                                securities laws.
32,500/0.2%.................................    immediately eligible for re-sale subject to the
                                                requirements of the securities laws.

For a more detailed description, see "Shares Eligible for Future Sale" on page
62.

THIS OFFERING WILL CAUSE YOU IMMEDIATE DILUTION.

     Investors in this offering will experience immediate and substantial dilution in net tangible book value of $5.68 per share.

WE DO NOT ANTICIPATE PAYING DIVIDENDS.

     We do not anticipate paying cash dividends on our common stock in the foreseeable future.

ANTI-TAKEOVER PROVISIONS AND OUR RIGHT TO ISSUE PREFERRED STOCK GIVE OUR BOARD OF DIRECTORS THE ABILITY TO MAKE IT DIFFICULT FOR A THIRD-PARTY TO ACQUIRE US, EVEN IF YOU ARE IN FAVOR OF THE ACQUISITION.

     Certain provisions of the Delaware General Corporation Law give our Board of Directors the power to delay, discourage or prevent a change in control. These provisions may discourage bids for our common stock at a premium over the market price and may adversely affect the market price and the voting and other rights of the holders of our common stock. In addition, upon consummation of this offering, our governing documents will provide for a staggered Board of Directors and authorize the issuance of up to five million shares of preferred stock. This preferred stock, which will be issuable by our Board of Directors without stockholder approval, could grant its holders rights and powers that would tend to discourage changes in control.

                 CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

     Some of the matters discussed under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus include forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events, including among other things:

     - implementing our business strategy;

     - developing and introducing new services and products;

     - obtaining and expanding market acceptance of our services and products;

     - meeting our requirements with customers; and

     - competition in providing customer service solutions over the Internet.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions. These statements are based on our current beliefs, expectations and assumptions and are subject to a number of risks and uncertainties. A description of some risks that could cause our results to vary appears under the caption "Risk Factors" and elsewhere in this prospectus. In light of these assumptions, risks and uncertainties, the forward-looking events discussed in this prospectus might not occur.

                             CORPORATE INFORMATION

     We were first incorporated as a Pennsylvania corporation in January 1991 as ServiceWare, Inc. In May 2000, we changed our name to ServiceWare Technologies, Inc. and reincorporated as a Delaware corporation. On or before the effective date of this offering, we intend for our Board of Directors to approve a new Certificate of Incorporation, new by-laws and a new employee stock purchase plan. For purposes of this prospectus, the information described herein describes our company as it will be constituted upon the approval of these acts. Our executive offices are located at 333 Allegheny Avenue, Oakmont, Pennsylvania 15139. Our telephone number is (412) 826-1158. Our Web site is http://www.serviceware.com. The information on our Web site is not part of this prospectus.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from the sale of the shares of our common stock in this offering of $27.7 million after deducting underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $32.1 million.

     We intend to use the net proceeds from this offering for general corporate purposes, including the repayment of our term loan, expanding our software development staff and our sales and marketing capabilities, international expansion, possible strategic acquisitions or investments and working capital requirements. At June 30, 2000, we owed $2.5 million under a term loan provided by PNC Bank due in two equal installments on June 10, 2001 and December 10, 2001 bearing interest at the Base Rate plus 2.25%. The term loan will be repaid with the proceeds of this offering. The Base Rate is the lesser of the bank's prime rate or the Federal Funds Effective Rate plus 2%.

     The ranges of the major uses for the net proceeds of this offering as set forth in our current operating plan are set forth below. These ranges are estimates only and are subject to change.

     - Repayment of debt of $2.5 million;

     - Research and development expenditures of between $4.0 million and $6.0 million over the next 18 months;

     - Sales and marketing expenditures of between $12.0 million and $15.0 million over the next 18 months;

     - General and administrative expenditures of between $2.0 million and $3.0 million over the next 18 months; and

     - Capital expenditures of between $3.0 million and $4.0 million over the next 18 months.

     We believe that our capital resources, including the anticipated proceeds of this offering, will enable us to maintain our current and planned operations for at least the next 12 months. We evaluate potential strategic acquisitions or investments from time to time, but at the present time we have no understandings, commitments or agreements with respect to any such acquisition or investment. Pending such uses, we intend to invest the net proceeds from this offering in United States government securities and investment-grade, interest-bearing instruments. Our idle cash will be managed in accordance with an investment policy that management intends to propose to the Board of Directors for approval. The policy would authorize investments in accordance with strict guidelines. For example, the guidelines would allow investments only in high grade instruments, such as commercial paper rated A-1/P-1. Maturities would also be subject to these guidelines, with a maximum of one year. We have made no material commitments or allocations for the net proceeds, and the use of the proceeds will depend upon developments and opportunities in our business and the Internet industry in general.

     The foregoing represents our present intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the proceeds of this offering in a manner other than described in this prospectus.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividend on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain any earnings to finance the expansion and development of our business. Any future payment of dividends will be made at the discretion of our Board of Directors based upon conditions then existing, including our earnings, financial condition and capital requirements, as well as such economic and other conditions as our Board of Directors may deem relevant.

                                    DILUTION

     The pro forma net tangible book value of our common stock, as of June 30, 2000, after giving effect to the conversion of all outstanding preferred stock to common stock immediately prior to this offering, was $3.3 million or $0.18 per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities divided by the number of shares of common stock outstanding. After giving effect to our sale of 4.5 million shares of common stock offered through this prospectus and deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as adjusted as of June 30, 2000 would have been $27.7 million, or $1.32 per share of common stock. This represents an immediate increase in net tangible book value as adjusted of $1.14 per share to existing stockholders, and an immediate dilution in net tangible book value as adjusted of $5.68 per share to new investors purchasing shares of common stock in this offering. Dilution is determined by subtracting pro forma net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock.

     The following table illustrates the dilution per share as described above:

Initial public offering price...............................          $ 7.00
  Pro forma net tangible book value as of June 30, 2000
    (after giving effect to the conversion of all
    outstanding preferred stock immediately prior to this
    offering)...............................................  $0.18
  Increase in net tangible book value attributable to new
    investors...............................................   1.14
                                                              -----
Pro forma net tangible book value after this offering.......          $ 1.32
                                                                      ------
Dilution per share to new investors.........................          $ 5.68
                                                                      ======

     The following table sets forth on a pro forma as adjusted basis, after giving effect to the conversion of all outstanding preferred stock immediately prior to this offering, the number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares of common stock in this offering,before deducting underwriting discounts and commissions and estimated expenses payable by us:

                                                                   TOTAL CASH
                                      SHARES PURCHASED           CONSIDERATION          AVERAGE
                                    ---------------------    ----------------------    PRICE PER
                                      NUMBER      PERCENT      AMOUNT       PERCENT      SHARE
                                    ----------    -------    -----------    -------    ---------
Existing stockholders.............  18,361,891        78%    $26,302,378        45%     $ 1.44
New investors.....................   4,500,000        19%     31,500,000        54%     $ 7.00
Declaration of dividends on Series
  A and Series B preferred
  stock...........................     677,480         3%        418,812         1%     $  .62
                                    ----------     -----     -----------     -----
         Total....................  23,539,371     100.0%    $58,221,190     100.0%
                                    ==========     =====     ===========     =====

     The foregoing tables assume no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment is exercised in full, the pro forma net tangible book value per share of common stock as of June 30, 2000, as adjusted, would have been $1.46 per share, which would result in dilution to the new investors of $5.54 per share, and the number of shares held by the new investors would increase to 5,175,000, or 21% of the total number of shares to be outstanding after this offering, and the number of shares held by the existing stockholders would be 18,361,891 shares, or 76% of the total number of shares to be outstanding after this offering. As of June 30, 2000, there were outstanding options and warrants to purchase an aggregate of 3,406,581 shares of common stock with a weighted average exercise price of $3.02 per share, 1,236,825 of which were then exercisable. We have also reserved up to an additional 160,836, 1,532,500 and 500,000 shares of common stock for issuance upon the exercise of options which had not yet been granted under our 1996 stock option plan, our 2000 stock incentive plan and our 2000 employee stock purchase plan. To the extent options or warrants are exercised, there will be further dilution to new investors.

                                 CAPITALIZATION

     The following table shows our capitalization as of June 30, 2000:

     - On an actual basis;

     - On a pro forma basis to give effect to the conversion of all outstanding preferred stock into common stock upon consummation of this offering; and

     - On a pro forma as adjusted basis to reflect the pro forma adjustments described above, as well as the $2.5 million ($1.25 million is classified as long-term debt) repayment of the PNC term loan and the sale of 4.5 million shares of common stock in this offering after deducting underwriting discounts and commissions and estimated offering expenses.

                                                                        JUNE 30, 2000
                                                             -----------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                             -------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt including capital leases
  (excluding current portion)..............................  $ 1,692     $ 1,692       $   442
                                                             -------     -------       -------
Stockholders' equity.......................................
  Convertible preferred stock, $0.01 par value, 9,138,408
     shares authorized; 8,786,392 shares issued and
     outstanding, actual; $0.01 par value per share,
     5,000,000 shares authorized, none issued and
     outstanding, pro forma and pro forma as adjusted......   32,498          --            --
  Common stock and additional paid-in capital, $0.01 par
     value, 100,000,000 shares authorized, actual;
     7,539,868 shares issued and outstanding, actual, pro
     forma and pro forma as adjusted; 18,361,891 shares
     issued and outstanding, pro forma and 23,539,371
     shares issued and outstanding, pro forma as adjusted..   10,335      42,833        70,491
  Deferred Compensation....................................   (2,371)     (2,371)       (2,371)
  Warrants.................................................    1,283       1,283         1,283
  Note receivable from common stockholders.................   (2,548)     (2,548)       (2,548)
  Accumulated deficit......................................  (25,716)    (25,716)      (25,716)
                                                             -------     -------       -------
     Total stockholders' equity (capital deficiency).......   13,481      13,481        41,139
                                                             -------     -------       -------
     Total capitalization..................................  $15,173     $15,173       $41,581
                                                             =======     =======       =======

     The information in this table does not include the following:

     - 2,657,960 shares of common stock issuable upon exercise of outstanding options as of June 30, 2000 with a weighted average price of $2.68 per share;

     - 748,621 shares of common stock issuable upon exercise of outstanding warrants with a weighted average price of $4.21 per share; and

     - 160,836 shares of common stock reserved for issuance upon the exercise of options which have not yet been granted under our 1996 stock option plan, 1,532,500 shares of common stock under our 2000 stock incentive plan and 500,000 shares of common stock reserved under our 2000 employee stock purchase plan as of June 30, 2000.

     This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto included elsewhere in this prospectus.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     Our results for the year ended December 31, 1999 and the six months ended June 30, 2000 reflect the July 23, 1999 acquisition of the Molloy Group, which was accounted for using the purchase method. The results of operations of the Molloy Group are included in our results from the applicable closing date. The effects of this transaction are reflected in the balance sheets dated as of December 31, 1999 and as of June 30, 2000. The following selected consolidated financial data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. The following selected consolidated financial data as of and for the six months ended June 30, 1999 and June 30, 2000 are derived from our unaudited financial statements which, in our opinion, include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and results of operations for those periods. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of future results.

                                                                                                 SIX MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                   JUNE 30,
                                               -----------------------------------------------   -----------------
                                                1995     1996      1997      1998       1999      1999      2000
                                               ------   -------   -------   -------   --------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA) (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
REVENUES
  Licenses and subscriptions.................  $1,799   $ 4,106   $ 9,250   $11,284   $ 13,311   $ 5,501   $11,178
  Services...................................   1,107       931       436     1,639      4,341     1,618     3,466
                                               ------   -------   -------   -------   --------   -------   -------
Total revenues...............................   2,906     5,037     9,686    12,923     17,652     7,119    14,644
COST OF REVENUES
  Cost of licenses and subscriptions.........      82       250       126       372        982       237       886
  Cost of services...........................     704       720       502     1,057      3,506     1,389     3,933
                                               ------   -------   -------   -------   --------   -------   -------
Total cost of revenues.......................     786       970       628     1,429      4,488     1,626     4,819
                                               ------   -------   -------   -------   --------   -------   -------
GROSS MARGIN.................................   2,120     4,067     9,058    11,494     13,164     5,493     9,825
OPERATING EXPENSES
  Sales and marketing........................     738     1,960     4,326     7,198     11,582     5,360     9,548
  Research and development...................     842     2,005     4,400     5,298      6,849     3,063     4,432
  General and administrative.................     610     1,097     1,881     2,801      2,418       865     1,258
  Intangible assets amortization.............      --        --        --        --      2,204        --     2,527
  Stock based compensation...................      --        --        --        --         --        --       545
                                               ------   -------   -------   -------   --------   -------   -------
Total operating expenses.....................   2,190     5,062    10,607    15,297     23,053     9,288    18,310
                                               ------   -------   -------   -------   --------   -------   -------
LOSS FROM OPERATIONS.........................     (70)     (995)   (1,549)   (3,803)    (9,889)   (3,795)   (8,485)
Other income (expense), net..................      27        47        40       (13)      (173)     (104)      (41)
                                               ------   -------   -------   -------   --------   -------   -------
Loss before income taxes.....................     (43)     (948)   (1,509)   (3,816)   (10,062)   (3,899)   (8,526)
Income tax (benefit) expense.................      (3)       --        --        --         --        --        --
                                               ------   -------   -------   -------   --------   -------   -------
NET LOSS.....................................  $  (40)  $  (948)  $(1,509)  $(3,816)  $(10,062)  $(3,899)  $(8,526)
Less preferred dividend amounts..............     (51)      (56)      (59)     (124)       (95)      (95)       --
                                               ======   =======   =======   =======   ========   =======   =======
Net loss applicable to common stock..........  $  (91)  $(1,004)  $(1,568)  $(3,940)  $(10,157)  $(3,994)  $(8,526)
                                               ======   =======   =======   =======   ========   =======   =======
Net loss per common share, basic and
  diluted....................................  $(0.02)  $ (0.21)  $ (0.34)  $ (0.85)  $  (1.88)  $ (0.85)  $ (1.18)
                                               ======   =======   =======   =======   ========   =======   =======
Shares used in computing per share amounts...   5,266     4,738     4,609     4,622      5,402     4,682     7,212
                                               ======   =======   =======   =======   ========   =======   =======

                                                                DECEMBER 31,                         JUNE 30,
                                               -----------------------------------------------   -----------------
                                                1995     1996      1997      1998       1999      1999      2000
                                               ------   -------   -------   -------   --------   -------   -------
                                                                         (IN THOUSANDS)             (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents....................  $  462   $ 2,132   $ 1,955   $   891   $  6,623   $   469   $ 9,676
Working capital..............................   1,165     2,128       415    (3,819)    (2,762)   (7,464)      522
Total assets.................................   2,053     4,523     6,706     6,357     26,734     5,076    30,146
Outstanding debt.............................      --       129       416     1,968      4,402     3,977     4,068
Shareholders' equity (deficit)...............   1,472     2,999     1,498    (2,301)    10,661    (6,192)   13,481

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following table sets forth our selected historical consolidated financial information for the year ended December 31, 1999. The pro forma information reflects our acquisition of the Molloy Group using the purchase method of accounting and the effects of that acquisition. We have presented this pro forma information to give a better understanding of what our business might have looked like had we owned this acquired company since January 1, 1999. The Molloy Group may have performed differently if it had actually been consolidated with our operations during the year ended December 31, 1999. Reliance should not be placed on the unaudited pro forma information as indicative of the historical results that we would have had or the future results that will be experienced after the acquisition. A pro forma consolidated balance sheet as of December 31, 1999 is not presented as the effects of the acquisition are included in the historical consolidated balance sheet data as of December 31, 1999 presented in "Selected Historical Consolidated Financial Data -- Balance Sheet Data."

     Our year ended December 31, 1999 column includes data for the June 23, 1999 Molloy Group acquisition beginning on July 24, 1999 through the end of the year. The pro forma amounts give effect to the acquisition as if it had occurred on January 1, 1999.

                                                               SERVICEWARE
                                                           TECHNOLOGIES, INC.     MOLLOY GROUP, INC.
                                                               YEAR ENDED           7 MONTHS ENDED     ACQUISITION
                                                            DECEMBER 31, 1999      JULY 23, 1999(1)    ADJUSTMENTS     PRO FORMA
                                                           ------------------     ------------------   -----------     ---------
                                                                                     (UNAUDITED)       (UNAUDITED)    (UNAUDITED)
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
REVENUES
  Licenses and subscriptions............................        $ 13,311               $ 1,596           $    --       $ 14,907
  Services..............................................           4,341                 1,058                --          5,399
                                                                --------               -------           -------       --------
Total revenues..........................................          17,652                 2,654                --         20,306
COST OF REVENUES
  Cost of licenses and subscriptions....................             982                    10               333(2)       1,325
  Cost of services......................................           3,506                   628                --          4,134
                                                                --------               -------           -------       --------
Total cost of revenues..................................           4,488                   638               333          5,459
                                                                --------               -------           -------       --------
GROSS MARGIN............................................          13,164                 2,016              (333)        14,847
OPERATING EXPENSES
  Sales and marketing...................................          11,582                 1,083                --         12,665
  Research and development..............................           6,849                   870                --          7,719
  General and administrative............................           2,418                 1,212                --          3,630
  Intangible assets amortization........................           2,204                    --             2,806(3)       5,010
  Stock based compensation..............................              --                   135              (135)(4)         --
                                                                --------               -------           -------       --------
Total operating expenses................................          23,053                 3,300             2,671         29,024
                                                                --------               -------           -------       --------
LOSS FROM OPERATIONS....................................          (9,889)               (1,284)           (3,004)       (14,177)
Other income (expense), net.............................            (173)                 (180)              193(5)        (160)
                                                                --------               -------           -------       --------
NET LOSS................................................        $(10,062)              $(1,464)          $(2,811)      $(14,337)
Less preferred dividend amounts.........................             (95)                   --                --            (95)
                                                                --------               -------           -------       --------
Net loss applicable to common stock.....................        $(10,157)                   --                --       $(14,432)
                                                                ========               =======           =======       ========
Net loss per common share, basic and diluted............        $  (1.88)              $    --           $    --       $  (2.31)
                                                                ========               =======           =======       ========
Shares used in computing per share amounts..............           5,402                    --                --          6,247
                                                                ========               =======           =======       ========

---------------
(1) The following is a summary reconciliation of the unaudited historical statement of operations of the Molloy Group, Inc. between the nine months ended June 30, 1999 and the seven months ended July 23, 1999 disclosed above:

                                                                                 3 MONTHS
                                                                9 MONTHS          ENDED           3 WEEKS         7 MONTHS
                                                                  ENDED        DECEMBER 31,        ENDED            ENDED
                                                              JUNE 30, 1999        1998        JULY 23, 1999    JULY 23, 1999
                                                              -------------    ------------    -------------    -------------
Total revenues..............................................    $     2,991      $    (304)      $      (33)      $     2,654
Cost of products and services sold..........................            819           (279)               98              638
Total operating expenses....................................          4,438         (1,628)              490            3,300
Loss from operations........................................        (2,265)           1,603            (622)          (1,284)
                                                                -----------      ----------      -----------      -----------
Net loss....................................................    $   (2,517)      $    1,665      $     (612)      $   (1,464)
                                                                ===========      ==========      ===========      ===========

(2) Represents amortization of $1.8 million in purchased technology associated with the acquisition as if it had occurred on January 1, 1999. Amortization is calculated using the straight line method over three years.

(3) Represents amortization of $14.8 million in intangible assets associated with the acquisition as if it had occurred on January 1, 1999. Amortization is calculated using the straight line method over two to four years.

(4) Adjustment reflects stock based compensation that would not have been expensed if the acquisition occurred on January 1, 1999, due to the conversion of the stock options during the acquisition.

(5) Represents interest expense that would not have been paid if the acquisition occurred on January 1, 1999 due to the conversion of subordinated convertible notes of various shareholders of the Molloy Group.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under "Risk Factors" and included in other portions of this prospectus.

OVERVIEW

     We were founded in 1991 as a provider of consulting services focused on helping businesses better incorporate knowledge into their customer service and support offerings. In March 1993, we pioneered the industry's first technical-support knowledge bases, called Knowledge-Paks, containing answers and solutions to commonly asked questions about the use of personal computers. In June 1996, we combined all of our existing Knowledge-Paks into a single knowledge content product called the Knowledge-Pak Desktop Suite. In August 1997, we began marketing the Knowledge-Pak Architect and the Knowledge-Pak Viewer software applications for knowledge management, which enable companies to modify our content products and develop their own knowledge bases for customer service and support.

     In July 1999, we acquired the Molloy Group in a stock transaction, which resulted in the Molloy Group's stockholders acquiring, assuming the conversion of our preferred stock, approximately 24% of our common stock. The Molloy Group's software products and technologies were complementary to our own existing products. Additionally, the Molloy Group provided us with experienced software developers and its patented Cognitive Processor technology, which has become the foundation of our self-learning solution. In December 1999, we began the ongoing process of integrating all of our existing software products and the newly-acquired Molloy Group's Knowledge Bridge and Knowledge Kiosk software products and offering these products to our customers as our eService Suite. The integration of our business with the Molloy Group was completed by the end of the first quarter 2000.

     In the first quarter of 2000, we combined significant new content from Microsoft, Novell and 3Com with our existing Knowledge-Pak Desktop Suite and Knowledge-Pak SAP R/3 Suite to create RightAnswers.com, an Internet-based knowledge portal which enables our customers to access a continuously updated database of technology-related content.

     We market and sell our products in North America through both our direct sales force and indirectly through third party distributors, software vendors and value-added resellers. Internationally, we market products primarily through value-added resellers, software vendors and system integrators. International revenues historically have not been a significant percentage of total revenues.

     We derive our revenues from licenses and subscriptions for software and content products and from providing related services, including installation and training, consulting, customer support and maintenance contracts. License and subscription revenues include fees for both perpetual licenses and for periodic subscription access. Services revenues contain variable fees for installation, training and consulting, as well as fixed fees for customer support and maintenance contracts. We recognize revenues on license fees after a non-cancelable license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectable, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement. We recognize revenues on periodic subscription licenses over the subscription term. We recognize revenues on installation, training and consulting on a time-and-material basis, and customer support and maintenance contracts are recognized over the life of the contract.

     Cost of license and subscription revenues consists primarily of the expenses related to royalties, the cost of media on which our product is delivered, product fulfillment costs, amortization of purchased technology, salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment and the costs associated with maintaining our RightAnswers.com Web site. Cost of services revenues consists of the salaries, benefits, direct expenses and allocated overhead costs of customer support and services personnel, fees for sub-contractors and the costs associated with maintaining our customer support site.

     We classify our operating costs into four general categories: sales and marketing, research and development, general and administrative and intangible assets amortization, based upon the nature of the costs. We allocate the total costs for overhead and facilities, based upon headcount, to each of the functional areas that use these services. These allocated charges include general overhead items such as building rent, equipment-leasing costs, telecommunications charges and depreciation expense. Sales and marketing expenses consist primarily of employee compensation for direct sales and marketing personnel, travel, public relations, sales and other promotional materials, trade shows, advertising and other sales and marketing programs. Research and development expenses consist primarily of expenses related to the development and upgrade of our proprietary software, content and other technologies. These expenses include employee compensation for software developers, content developers and quality assurance personnel and for third-party contract development costs. General and administrative expenses consist primarily of compensation for personnel and fees for outside professional advisors. Intangible assets amortization expense consists of the amortization of intangible assets acquired through our acquisition of the Molloy Group. These assets are amortized on a straight line basis over their respective estimated useful lives.

RESULTS OF OPERATIONS

     The following table sets forth consolidated statement of operations data as a percentage of revenues for the periods indicated:

                                                                              SIX MONTHS ENDED
                                                   YEAR ENDED DECEMBER 31,        JUNE 30,
                                                   -----------------------    ----------------
                                                   1997     1998     1999      1999      2000
                                                   -----    -----    -----    ------    ------
STATEMENT OF OPERATIONS DATA:
REVENUES
  Licenses and subscriptions.....................   95.5%    87.3%    75.4%    77.3%     76.3%
  Services.......................................    4.5     12.7     24.6     22.7      23.7
                                                   -----    -----    -----    -----     -----
Total revenues...................................  100.0    100.0    100.0    100.0     100.0
COST OF REVENUES
  Cost of licenses and subscriptions.............    1.3      2.9      5.5      3.3       6.1
  Cost of services...............................    5.2      8.2     19.9     19.5      26.8
                                                   -----    -----    -----    -----     -----
Total cost of revenues...........................    6.5     11.1     25.4     22.8      32.9
                                                   -----    -----    -----    -----     -----
GROSS MARGIN.....................................   93.5     88.9     74.6     77.2      67.1
OPERATING EXPENSES
  Sales and marketing............................   44.7     55.7     65.6     75.3      65.2
  Research and development.......................   45.4     41.0     38.8     43.0      30.3
  General and administrative.....................   19.4     21.6     13.7     12.2       8.6
  Intangible assets amortization.................    0.0      0.0     12.5       --      17.3
  Stock based compensation.......................    0.0      0.0      0.0       --       3.7
                                                   -----    -----    -----    -----     -----
Total operating expenses.........................  109.5    118.3    130.6    130.5     125.1
                                                   -----    -----    -----    -----     -----
LOSS FROM OPERATIONS.............................  (16.0)   (29.4)   (56.0)   (53.3)    (58.0)
Other income (expense), net......................    0.4     (0.1)    (1.0)    (1.5)     (0.2)
                                                   -----    -----    -----    -----     -----
NET LOSS.........................................  (15.6)%  (29.5)%  (57.0)%  (54.8)%   (58.2)%
Less preferred dividend amounts..................   (0.6)    (1.0)    (0.5)    (1.3)      0.0
                                                   -----    -----    -----    -----     -----
Net loss applicable to common stock..............  (16.2)%  (30.5)%  (57.5)%  (56.1)%   (58.2)%
                                                   =====    =====    =====    =====     =====

SIX MONTHS ENDED JUNE 30, 1999 AND 2000

  Revenues

     Total revenues in the first six months of 1999 were $7.1 million and $14.6 million in the first six months of 2000, an increase of $7.5 million, or 106%. License and subscription revenues increased from $5.5 million in the first six months of 1999 by $5.7 million, or 104%, to $11.2 million in the first six months of 2000. The increase in license and subscription revenues from the first six months of 1999 to the first six months of 2000 was attributable to an increased number of new customers and an increase in the average contract size. Service revenues increased from $1.6 million in the first six months of 1999 by $1.9 million or 118.8% to $3.5 million in the first six months of 2000. The increase in service revenues from the first six months of 1999 through the first quarter of 2000 was primarily attributable to an increased number of new customers and a significant increase in the size of service contracts. Approximately $2.7 million and $6.8 million was recognized in revenues related to indirect sales channels in the first six months 1999 and the first six months 2000, respectively. Revenues from software licensing and subscription services was approximately $4.3 million and $1.2 million in the first six months 1999 and $7.3 million and $3.8 million in the first six months 2000. Deferred revenues for software licensing and subscription services was $2.6 million and $1.3 million at June 30, 1999 and $4.1 million and $2.0 million at June 30, 2000.

  Cost of Revenues

     Cost of revenues increased from $1.6 million in the first six months of 1999 to $4.8 million in the first six months of 2000. Cost of revenues as a percentage of revenues increased from 22.8% in the first six months of 1999 to 32.9% in the first six months of 2000. Cost of license and subscription revenues increased from $0.2 million in the first quarter of 1999 to $0.9 million in the first six months of 2000. Cost of license and subscription revenues as a percentage of revenues increased from 3.3% in the first six months of 1999 to 6.1% in the first six months of 2000. The increase in the cost of license and subscription revenues was primarily attributable to the overall growth in the number of customers. Cost of service revenues increased from $1.4 million in the first six months of 1999 to $3.9 million in the first six months of 2000. Cost of service revenues as a percentage of revenues increased from 19.5% in the first six months of 1999 to 26.9% in the first six months of 2000. The increase in the cost of service revenues was primarily attributable to an increase in the size of our service staff.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased from $5.4 million in the first six months of 1999 to $9.5 million in the first six months of 2000. Sales and marketing expenses as a percentage of revenues decreased from 75.3% in the first six months of 1999 to 65.2% in the first six months of 2000. The increase in sales and marketing expenses from the first six months of 1999 to the first six months of 2000 was primarily attributable to additional staffing and investments in sales and marketing activities. The decrease in sales and marketing expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in sales and marketing expenses.

     Research and Development. Research and development expenses increased from $3.1 million, or 43.0% of revenues, in the first six months of 1999, to $4.4 million, or 30.3% of revenues, in the first six months of 2000. The increase in research and development expenses from the first six months of 1999 to the first six months of 2000 was primarily attributable to the increase in the number of software developers hired, and the decrease in research and development expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in research and development expenses.

     General and Administrative. General and administrative expenses increased from $0.9 million in the first six months of 1999 to $1.3 million in the first six months of 2000. As a percentage of revenues, general and administrative expenses were 12.1% in the first six months of 1999 and 8.6% in the first six months of 2000. The increase from the first six months of 1999 to the first six months of 2000 resulted primarily from the addition of finance, human resources, executive and administrative personnel.

     Intangible Assets Amortization. Intangible assets amortization consists of the amortization expense in the first six months of 2000 in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in the acquisition of the Molloy Group in July 1999.

     Stock based compensation. Stock based compensation in the first six months of 2000 relates to the issuance of stock options with exercise or purchase prices below the deemed fair market value of the common stock for financial reporting purposes on the date of the grant and related to modifications of certain stock options. We incurred stock compensation charges of $0.5 million in the first six months of 2000. Additional unvested outstanding options will continue to vest over the next four years, which will result in additional compensation expense of approximately $2.0 million in the aggregate over the next four years.

  Other Income (Expense), Net

     Other income (expense), net consists primarily of interest income received from the investment of proceeds from our financing activities, offset by interest expense and other fees related to our bank borrowings. Other income (expense), net increased from $(104,098) in 1999 to $(40,375) in 2000. The increase was a result of interest earned exceeding interest paid on outstanding loans.

FISCAL YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

  Revenues

     Total revenues were $9.7 million, $12.9 million and $17.7 million in 1997, 1998 and 1999, representing increases of $3.2 million, or 33%, from 1997 to 1998, and $4.8 million, or 37.2%, from 1998 to 1999. License and subscription revenues increased from $9.3 million in 1997 by $2.1 million, or 21.5%, to $11.3 million in 1998, and by $2.0 million, or 17.7%, to $13.3 million in 1999. The increase in license and subscription revenues from 1997 to 1999 was attributable to an increased number of new customers and an increase in the average contract size. Services revenues increased from $0.4 million in 1997 by $1.2 million or 300%, to $1.6 million in 1998, and by $2.7 million, or 168.8%, to $4.3 million in 1999. The increase in services revenues from 1997 through 1999 is primarily attributable to an increased number of new customers and a significant increase in the size of service contracts. Approximately $5.1 million, $6.3 million and $7.8 million was recognized in revenues related to indirect sales channels in 1997, 1998 and 1999, respectively. Revenue from software licensing and subscription services was approximately $7.2 million and $2.0 million in 1997, $8.5 million and $2.8 million in 1998 and $9.7 million and $3.6 million in 1999. Deferred revenue for software licensing and subscription services was $2.3 million and $1.2 million at December 31, 1997, $2.2 million and $1.2 million at December 31, 1998 and $3.4 million and $3.7 million at December 31, 1999.

     The increase in revenues from 1998 to 1999 of 37.2% was disproportionate to the increase in deferred revenue of 82% (an increase in deferred revenue from $5.0 million in 1998 to $9.1 million in 1999). This disproportionate increase is a result of a distributor report received in the fourth quarter 1999, which included a significant amount of subscription revenues which will be recognized in subsequent periods.

  Cost of Revenues

     Cost of revenues increased from $0.6 million in 1997 to $1.4 million in 1998 and to $4.5 million in 1999. Cost of revenues as a percentage of revenues increased from 6.5% in 1997 to 11.1% in 1998 and to 25.4% in 1999. Cost of license and subscription revenues increased from $0.1 million in 1997 to $0.4 million in 1998 and to $1.0 million in 1999. Cost of license and subscription revenues as a percentage of revenues increased from 1.3% in 1997 to 2.9% in 1998 to 5.5% in 1999. The increase in the cost of license and subscription revenues was primarily attributable to the overall growth in the number of customers. Cost of services revenues increased from $0.5 million in 1997 to $1.1 million in 1998 and to $3.5 million in 1999. Cost of services revenues as a percentage of revenues increased from 5.2% in 1997 to

8.2% in 1998 to 19.9% in 1999. The increase in the cost of service revenues was primarily attributable to an increase in the size of our service staff.

  Operating Expenses

     Sales and Marketing. Sales and marketing expenses increased from $4.3 million in 1997 to $7.2 million in 1998 and to $11.6 million in 1999. Sales and marketing expenses as a percentage of revenues increased from 44.7% in 1997 to 55.7% in 1998 and to 65.6% in 1999. The increase from 1997 to 1999 and the increase as a percentage of revenues resulted primarily from increases in additional staffing and investments in sales and marketing activities.

     Research and Development. Research and development expenses increased from $4.4 million, or 45.4% of revenues, in 1997, to $5.3 million, or 41.0% of revenues, in 1998, and increased to $6.8 million, or 38.8% of revenues, in 1999. The increase in research and development expenses from 1997 to 1999 was primarily attributable to the increase in the number of software developers hired, and the decrease in research and development expenses as a percentage of revenues was primarily attributable to the pace of revenue growth exceeding the rate of growth in research and development expenses.

     General and Administrative. General and administrative expenses increased from $1.9 million in 1997 to $2.8 million in 1998 and decreased to $2.4 million in 1999. As a percentage of revenues, general and administrative expenses were 19.4% in 1997, 21.6% in 1998, and 13.7% in 1999. The increase from 1997 to 1998 resulted primarily from the addition of finance, human resources and executive and administrative personnel. The decrease from 1998 to 1999 was due to one time costs related to financing activities in 1998.

     Intangible Assets Amortization. Intangible assets amortization consists of amortization expense in 1999 in respect of the consideration in excess of the fair value of assets acquired and liabilities assumed in the acquisition of the Molloy Group in July 1999.

  Other Income (Expense), Net

     Other income (expense), net consists primarily of interest income received from the investment of proceeds from our financing activities, offset by interest expense and other fees related to our bank borrowings. Other income (expense), net decreased from $40,125 in 1997 to $(12,978) in 1998 and to $(173,213) in 1999. The decreases were a result of interest paid on outstanding loans.

  Net Operating Losses

     On the basis of our tax returns as filed or as anticipated to be filed, we have approximately $21 million of federal income tax net operating loss carryforwards as of December 31, 1999. The amount of these net operating loss carryforwards may be reduced on an audit of our tax returns by the Internal Revenue Service, and the use of these net operating loss carryforwards to shelter our income may be subject to limitation if we undergo an ownership change under Section 382 of the Internal Revenue Code. Further, we do not anticipate using these loss carryforwards for the foreseeable future because, as we discussed in "Risk Factors", we anticipate that we will continue to incur net losses during such time.

QUARTERLY OPERATING RESULTS

     The following tables set forth our unaudited quarterly results of operations data for our eight most recent quarters, as well as the percentage of revenues represented by each item. You should read these tables along with our consolidated financial statements and related notes. We have prepared this unaudited information on the same basis as our audited financial statements, and it includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented.

                                                                      QUARTER ENDED
                                     --------------------------------------------------------------------------------
                                     SEP 30,   DEC 31,   MAR 31,   JUN 30,   SEP 30,   DEC 31,   MARCH 31,   JUNE 30,
                                      1998      1998      1999      1999      1999      1999       2000        2000
                                     -------   -------   -------   -------   -------   -------   ---------   --------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
REVENUES
  Licenses and subscriptions.......  $3,102    $ 3,279   $ 2,733   $ 2,767   $ 3,137   $4,674..   $ 5,442    $ 5,736
  Services.........................     567        488       747       872     1,223     1,499      1,520      1,946
                                     ------    -------   -------   -------   -------   -------    -------    -------
Total revenues.....................   3,669      3,767     3,480     3,639     4,360     6,173      6,962      7,682
COST OF REVENUES
  Cost of licenses and
    subscriptions..................      97        197       119       118       277       468        448        438
  Cost of services.................     352        335       693       697     1,010     1,106      1,563      2,370
                                     ------    -------   -------   -------   -------   -------    -------    -------
Total cost of revenues.............     449        532       812       815     1,287     1,574      2,011      2,808
                                     ------    -------   -------   -------   -------   -------    -------    -------
GROSS MARGIN.......................   3,220      3,235     2,668     2,824     3,073     4,599      4,951      4,874
OPERATING EXPENSES
  Sales and marketing..............   1,733      2,106     2,513     2,846     3,271     2,952      4,021      5,527
  Research and development.........   1,179      1,369     1,550     1,514     1,932     1,853      1,973      2,460
  General and administrative.......     639        717       412       452       661       893        718        539
  Intangible assets amortization...      --         --        --        --       943     1,261      1,264      1,263
  Stock based compensation.........      --         --        --        --        --        --        390        155
                                     ------    -------   -------   -------   -------   -------    -------    -------
Total operating expenses...........   3,551      4,192     4,475     4,812     6,807     6,959      8,366      9,944
                                     ------    -------   -------   -------   -------   -------    -------    -------
LOSS FROM OPERATIONS...............    (331)      (957)   (1,807)   (1,988)   (3,734)   (2,360)    (3,415)    (5,070)
Other income (expense), net........     (18)       (31)      (36)      (68)      (29)      (40)        (6)       (34)
                                     ------    -------   -------   -------   -------   -------    -------    -------
NET LOSS...........................  $ (349)   $  (988)  $(1,843)  $(2,056)  $(3,763)  $(2,400)    (3,421)    (5,104)
Less preferred dividend amounts....     (46)       (46)      (47)      (48)       --        --         --         --
                                     ------    -------   -------   -------   -------   -------    -------    -------
Net loss applicable to common
  stock............................  $ (395)   $(1,034)  $(1,890)  $(2,104)  $(3,763)  $(2,400)   $(3,421)   $(5,104)
                                     ======    =======   =======   =======   =======   =======    =======    =======

                                                        QUARTER ENDED
                        ------------------------------------------------------------------------------
                        SEP 30,   DEC 31,   MAR 31,   JUN 30,   SEP 30,   DEC 31,   MAR 31,   JUNE 30,
                         1998      1998      1999      1999      1999      1999      2000       2000
                        -------   -------   -------   -------   -------   -------   -------   --------
PERCENTAGE OF TOTAL
  REVENUES:
REVENUES
  Licenses and
     subscriptions...     84.5%     87.0%      78.5%     76.0%     71.9%     75.7%     78.2%     74.7%
  Services...........     15.5      13.0       21.5      24.0      28.1      24.3      21.8      25.3
                        ------    ------    -------   -------   -------   -------   -------   -------
Total revenues.......    100.0     100.0      100.0     100.0     100.0     100.0     100.0     100.0
COST OF REVENUES
  Cost of licenses
     and
     subscriptions...      2.6       5.2        3.4       3.2       6.3       7.6       6.4       5.7
  Cost of services...      9.6       8.9       19.9      19.2      23.2      17.9      22.5      30.9
                        ------    ------    -------   -------   -------   -------   -------   -------
Total cost of
  revenues...........     12.2      14.1       23.3      22.4      29.5      25.5      28.9      36.6
                        ------    ------    -------   -------   -------   -------   -------   -------
GROSS MARGIN.........     87.8      85.9       76.7      77.6      70.5      74.5      71.1      63.4
OPERATING EXPENSES
  Sales and
     marketing.......     47.3      55.9       72.3      78.2      75.0      47.9      57.8      71.9
  Research and
     development.....     32.1      36.3       44.5      41.6      44.3      30.0      28.3      32.0
  General and
     administrative..     17.4      19.0       11.8      12.4      15.2      14.4      10.3       7.0
  Intangible assets
     amortization....      0.0       0.0        0.0       0.0      21.6      20.4      18.2      16.4
  Stock based
     compensation....      0.0       0.0        0.0       0.0       0.0       0.0       5.6       2.0
                        ------    ------    -------   -------   -------   -------   -------   -------
Total operating
  expenses...........     96.8     111.3      128.6     132.2     156.1     112.7     120.2     129.3
                        ------    ------    -------   -------   -------   -------   -------   -------
LOSS FROM
  OPERATIONS.........     (9.0)    (25.4)     (51.9)    (54.6)    (85.6)    (38.2)    (49.1)    (65.9)
Other income
  (expense), net.....     (0.5)     (0.8)      (1.1)     (1.9)     (0.7)     (0.7)     (0.1)     (0.4)
                        ------    ------    -------   -------   -------   -------   -------   -------
NET LOSS.............     (9.5)%   (26.2)%    (53.0)%   (56.5)%   (86.3)%   (38.9)%   (49.2)%   (66.3)%
Less preferred
  dividend amounts...     (1.3)     (1.2)      (1.4)     (1.3)       --        --        --        --
                        ------    ------    -------   -------   -------   -------   -------   -------
Net loss applicable
  to common stock....    (10.8)%   (27.4)%    (54.3)%   (57.8)%   (86.3)%   (38.9)%   (49.2)%   (66.3)%
                        ======    ======    =======   =======   =======   =======   =======   =======

     The increase in comparable quarterly licenses and subscriptions revenues primarily resulted from the growth in the number of customers and increases in the average contract size. The quarterly increases in revenues within each fiscal year are the result of the timing of installations and the results of sales promotions rather than seasonality. The increases in services revenues are the result of the increasing size of services engagements and increases in revenues from maintenance contracts.

     The increases in cost of revenues between comparable quarters are primarily the result of increases in the size of the service staff.

     The increases in operating costs over the periods presented primarily resulted from the growth in the size of our operating departments. The costs of intangible assets amortization reflect the amortization of the assets acquired in the acquisition of the Molloy Group.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have satisfied our cash requirements primarily through private placements of convertible preferred stock and common stock. As of June 30, 2000, we had $9.7 million in cash and cash equivalents. We believe that the cash proceeds from this offering, together with our existing cash balances, will be sufficient to meet anticipated cash requirements for at least the 12 months following the date of this prospectus. We may, nonetheless, seek additional financing to support our activities during the next 12 months or thereafter. There can be no assurance, however, that additional capital will be available to us on reasonable terms, if at all, when needed or desired.

     Net cash used in operating activities was $3.1 million in 1999 and net cash used in investing activities was $1.5 million for 1999. Net cash used in operating activities was $6.3 million for the first six months of 2000 and net cash used in investing activities was $1.1 million for the first six months of 2000. We expect the levels of cash used by current operations to be higher during the next four quarters. At these anticipated levels the proceeds from this offering would sustain operations through fiscal year 2001. Sizeable increases in operating activities or lower than anticipated levels of revenues would result in higher than anticipated levels of cash use by operating activities. Investing activities, which may include merger and acquisition activities, might require significantly higher levels of capital resources than prior patterns.

     Net cash used in operating activities was $1.4 million for 1998, $3.1 million for 1999 and $6.3 million for the six months ended June 30, 2000. Net cash used in operating activities for 1998 and 1999 resulted primarily from the net losses in those periods.

     Net cash used in investing activities of $1.1 million for 1998, $1.5 million for 1999 and $1.1 million for the six months ended June 30, 2000 was primarily attributable to property and equipment acquisitions.

     Net cash provided by financing activities was $1.5 million for 1998 and primarily consisted of net proceeds from borrowings under our revolving line of credit and convertible equipment loan. Net cash provided by financing activities was $10.4 million for 1999 and primarily consisted of net proceeds from the issuance of Series D preferred stock and our term loan. Net cash provided by financing activities was $10.4 million for the six months ended June 30, 2000 and consisted primarily of proceeds from the issuance of Series F preferred stock.

     We have a secured credit facility with PNC bank. This facility consists of three sub-facilities: a revolving credit facility, a convertible equipment loan and a term loan.

     The revolving credit facility provides for $7.5 million of availability less the principal outstanding on the term loan and matures on December 10, 2001. Any amounts drawn under this facility bear interest at the Base Rate plus 0.50%. Base Rate is defined as the lesser of the bank's prime rate or the Federal Funds Effective Rate plus 2%. The availability of credit is based on a percentage of eligible accounts receivable. At December 31, 1999 and June 30, 2000, $1.5 million and $2.7 million was available for use and $1.25 million and $1.0 million was outstanding under the revolving credit facility.

     The convertible equipment loan is for $0.75 million. On June 8, 2000, outstanding amounts under this loan will be converted to a single term loan which matures on June 1, 2003. Any amounts drawn under this facility bear interest at the Base Rate plus 0.75%. The availability of advances on this line is based on a percentage of invoice amounts for equipment acquisitions. At December 31, 1999 and June 30, 2000, nothing had been drawn within the year, and $0.5 million was outstanding on the equipment loan from the previous equipment line. Principal repayments of this loan are required to be made upon conversion of the loan into the term loan in 36 equal installments beginning July 1, 2000.

     The term loan is for $2.5 million and is due in two equal installments on June 10, 2001 and December 10, 2001. However, upon the completion of this offering, the term loan must be repaid. Any amounts drawn under this facility bear interest at the Base Rate plus 2.25%. At December 31, 1999 and June 30, 2000, $2.5 million was outstanding on the term loan.

     In addition, as part of the consideration for this credit facility, we issued to PNC Bank warrants to purchase 80,000 shares of our common stock. These warrants need not be exercised at the offering and are entitled to certain registration rights. We also issued to PNC Bank warrants to purchase 6,814 shares of our common stock as part of the consideration for a bridge loan in the amount of $0.75 million which was repaid with the proceeds from the sale of our Series D convertible preferred stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We develop our products in the United States. We sell our products globally, through our direct sales force and independent distributors. Currently, only a small amount of our revenues is derived from foreign sales. In the future, we expect to increase our international operations in our existing markets and in geographic locations where we do not currently have any operations. As a result, our financial results may be affected by factors such as changes in foreign currency exchange rates and weak economic conditions in foreign markets.

RECENT ACCOUNTING PRONOUNCEMENTS

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The adoption of this pronouncement for fiscal year 2000 is not expected to materially affect our revenue recognition policies.

     In December 1999, the Staff of the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. We believe our revenue recognition practices are in conformity with SAB No. 101.

                                    BUSINESS

OVERVIEW

     We are a leading provider of software and content solutions that businesses use to provide an Internet-based e-service platform to their customers, partners, suppliers and employees. We develop and market comprehensive service solutions to meet the needs of these end-users who, together, form an extended enterprise. Our eService Suite includes licensed and subscription-based software and content products that enable businesses to capture enterprise knowledge, solve their end-users' problems, reuse solutions and share captured knowledge through the Internet. Additionally, our patented Cognitive Processor contained in the eService Suite continually learns at each request, keeping knowledge up-to-date and accurate and providing end-users with relevant and useful answers to their questions.

     Our eService Suite includes software and content products which enable our customers to develop and manage a knowledge base of service-related information. Our solutions also permit the dissemination of knowledge through multiple communication channels, such as telephone support, e-mail, chat and Web-based self-service. Additionally, our Internet-based knowledge portal, RightAnswers.com, enables our customers to access a continuously updated knowledge base of content obtained from leading technology companies, including Microsoft, Novell and 3Com, as well as our internally produced knowledge content. We also offer integration, training and consulting services that enable our customers to realize the benefits of our eService Suite. Our customers include Andersen Consulting, Clarify, Compaq, Hewlett-Packard, Marconi Communications, Merrill Lynch, Pfizer and Texas Instruments.

INDUSTRY BACKGROUND

  Evolution of e-Commerce and Impact on Customer Service

     The rapid growth in the number of users on the Internet has forced companies and other organizations to adjust to new ways of conducting business both online and offline. International Data Corporation, or IDC, projects that the number of Internet users worldwide will grow from 196 million in 1999 to 502 million in 2003. With this growth, e-commerce has rapidly evolved from businesses delivering predominantly static information about products and services to online commerce sites that provide transactional capabilities linking businesses to their customers. Today, e-commerce and traditional commerce are further evolving to link, via the Internet, all entities involved in producing, marketing, selling and servicing products.

     This evolution in e-commerce and traditional commerce has resulted in a growing need for improved service for end-users. The increased speed of online transactions in conjunction with the always-on nature of the Internet has resulted in end-users requiring information and service instantaneously on a twenty-four hours a day, seven days a week basis. The market for supplying products and services to businesses which allow them to provide online self-service alone is estimated by IDC to grow from $3 billion in 1999 to over $14 billion in 2003. Additionally, the increasingly complex nature of products and services has resulted in a tremendous increase in the volume of information which needs to be accessed by end-users.

  The e-Service Multiplier Effect

     Another important factor driving the growing need for effective online service is that e-commerce results in an e-service multiplier effect. This means that a single e-commerce transaction can generate multiple e-service interactions. These e-service interactions are not limited to the resolution of post-transaction problems, but in fact occur before, during and after an e-commerce transaction has been completed. According to Forrester Research, for example, in the business-to-consumer market, 19% of Internet purchasers need assistance during the shopping experience, 58% check on order status and 19% have questions immediately upon the receipt of shipped goods. Therefore, the ability to provide efficient, accurate e-service is becoming a vital part of the entire online and offline transaction experience.

     As a result of the e-service multiplier effect, superior e-service is increasingly the key to competitive differentiation for enterprises that formerly used price and selection as a means to attract and retain customers. Competition is increasingly driven by customer demand for prompt, accurate and personalized resolution of inquiries and problems. By successfully responding to these demands, companies are able to develop closer contacts and create long-term satisfaction and loyalty among their customers, partners, suppliers and employees. In turn, companies have the opportunity to increase their profitability per customer and reduce the need for continuous, substantial expenditures on marketing and other intensive customer acquisition and retention efforts.

  Existing Service Solutions are Inadequate

     Despite the urgent need for comprehensive service solutions, current service offerings have not kept pace with the rapid evolution of e-commerce and traditional commerce. These solutions fail to meet the expectations and demands of the extended enterprise. Traditional service solutions, such as call centers and help desks, are neither scalable nor cost-effective because of labor-intensive and time-consuming customer interactions and the high turnover rates of service professionals. Despite attempts to streamline certain segments of the service continuum, companies have been unable to eliminate the inefficiencies of these solutions. Additionally, alternatives to telephone support, such as online chat or automated e-mail response applications, have been used to augment existing service solutions. However, these applications have proven insufficient to answer questions or solve problems in a way that fully satisfies the service needs of the extended enterprise.

     In addition, current customer service software applications, which are used to provide information to call centers and help desks, are rarely customized or personalized to a company's preferences. This results, among other problems, in lengthy service cycles for even the simplest service inquiries. These problems are particularly acute for online businesses. For example, a Jupiter Communications survey discovered that approximately 50% of the Web sites surveyed took five or more days to respond, never responded or failed to post an e-mail address on their Web site to address customer service e-mail requests. Further, the inability of customer service systems to transfer information across existing service solutions often results in end-users having to describe their problem at each stage of the service process as they switch from one communication channel to another or escalate to increasing levels of assisted service. Increased call center volumes often overwhelm call centers and lead to inaccurate and delayed responses. Therefore, the optimal e-service solution must provide intelligent self-service and must support the agents who provide assisted service to end-users.

  Requirements of a Comprehensive e-Service Solution

     The increasing dissatisfaction with current customer service and the heightened expectations resulting from the growth of the Internet require a solution which includes intelligent application software and content. In order to enable businesses to provide superior e-service, a comprehensive solution needs to:

     - provide the option for a personalized self-service experience;

     - provide the end-user with the ability to escalate to assisted service and seamlessly transfer information across all communication channels, including e-mail, telephone, fax or chat, at any stage of interaction;

     - consolidate the knowledge base and intellectual capital throughout the organization and make it available throughout the extended enterprise;

     - learn through cumulative customer feedback and rapidly develop solutions to allow the enterprise to provide proactive service to its end-users;

     - offer the flexibility necessary to integrate with existing solutions and enable enterprises to rapidly deploy the technology; and

     - scale cost-effectively as the organization's service needs grow.

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

     An effective solution will enable anyone in the extended enterprise to address any question from any source via any communication channel at any time.

THE SERVICEWARE SOLUTION

     We are a leading provider of e-service solutions that enterprises use to strengthen relationships with their customers, partners, suppliers and employees. We license software and content products to enterprises that form the basis of their e-service solutions. Our solutions enable businesses to capture enterprise knowledge, solve customer problems, reuse solutions and share captured knowledge throughout the extended enterprise. Our solutions also enable the extended enterprise to access this knowledge online. In addition, through the self-learning features of our patented Cognitive Processor, the solutions generated by our products are intelligent in that they are interactive, adaptable and have the capability automatically to update themselves. Customers can use our software and content products separately or as an integrated solution to reduce the cost and improve the quality of their customer service. We believe our solutions provide our customers with a number of key benefits, including:

     Strengthened Relationships with their End-Users. Our solutions allow enterprises to provide their customers and other end-users with improved, timely and accurate service. Enterprises realize that the service function provides them with their closest contact with their customers, and, by providing superior self or assisted service, they can create long-term customer satisfaction and loyalty. By providing better and more user-friendly service, our solutions increase the likelihood that a business' customers will complete specific transactions and that the enterprise will be able to attract and retain its customers.

     Decreased Operating Costs. By enabling end-users to access customer service online and by aiding customer service agents to more effectively handle user requests, our solutions often provide cost savings and improve employee productivity. For example, IDC states that the cost of providing live telephone support is $30 to $50 per call as compared to only $0.45 for providing Internet self-service. These savings and increased productivity are a result of reduced telephone call volume, the ability to process more end-user interactions per employee and reduced levels of employee training.

     Improved Dissemination of Enterprise Knowledge. Our eService Suite enables our customers to develop a common knowledge base of intellectual capital, which is collected from their business systems and experts throughout their organization, and makes it available throughout the extended enterprise. All communications from a business to its customers, partners, suppliers or employees, whether through telephone support, self-service, e-mail or chat, draw from this knowledge base. Additionally, the patented Cognitive Processor contained in our eService Suite provides a self-learning capability that continually learns at each request, which keeps responses up to date and accurate and provides end-users with relevant and useful answers to their questions.

     Seamless Integration with Existing Solutions. Our products are designed for rapid deployment, typically in eight to 12 weeks, and some of our customers have implemented our solutions in as little as three weeks. Our software helps our customers to preserve their investments in, and deployments of, call center and help desk products, workflow tools, knowledge bases and other applications. Our solution enhances these capabilities and integrates them into a cohesive and automated Internet service infrastructure by integrating with applications from leading companies such as Clarify, Kana Communications, Oracle, Peregrine Systems, Remedy and Siebel Systems. As a result, this enables our customers to deploy best of breed applications configured to suit their particular e-service needs.

     Access to Our Existing Knowledge Base. We provide our customers with immediate and user-friendly access to RightAnswers.com, our Internet-based knowledge portal. Through natural language queries, all end-users can access and draw from our extensive and continuously growing knowledge base of technology-related information. By accessing this knowledge base, an enterprise can cost-effectively and efficiently acquire the technical expertise necessary to resolve frequently asked inquiries.

     Consistent Service Across Communication Channels. Our solution allows access to knowledge from a wide variety of communication channels. Our proprietary software enables end-users to transfer inquiries

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

easily from self-help to e-mail responses to live interaction. Escalation of customer inquiries helps ensure that our customers efficiently apply the appropriate level of resources toward their customers' satisfaction while reducing the risk of losing a customer because of perceived unresponsiveness.

     Scalability for Large and Growing Enterprises. The architecture of the eService Suite allows both large and growing organizations to maintain a consistent level of service as the volume of traffic across their communication channels increases. By adding additional servers, providing replication features between servers and capitalizing on the capabilities of our Java-based architecture, our products provide consistent responsiveness to end-user interactions despite rising volumes of traffic.

STRATEGY

     Our solutions enable enterprises to provide an Internet-based e-service platform for their customers, partners, suppliers and employees to access and manage business critical knowledge. Our objective is to leverage this platform to become the leading worldwide provider of e-service solutions. To achieve our goal, we intend to:

  Enhance Technology and Product Leadership.

     We intend to broaden our leadership position in the e-service solutions market by continuing to increase the depth of content, performance, functionality and scalability of RightAnswers.com and our eService Suite. We plan to continue to design our products to be highly scalable throughout the extended enterprise, easily configurable and able to integrate with both front-end best of breed applications and existing enterprise systems. We plan to continue to devote substantial resources to the development of new and innovative technologies, including our patented Cognitive Processor, to increase efficiencies, offer real time answers and minimize service response time. We intend to expand the current eService Suite offering to incorporate advances in wireless and handheld technology for mobile users which will allow us to add value to existing customer implementations, leverage the capabilities of the technologies we deploy and extend our reach within the enterprise.

  Broaden Content Solutions to New Vertical Markets.

     We intend to broaden the reach of our content offerings into new vertical markets. Our customers currently use our knowledge content to access technology-focused information. Our alliances with leading technology content providers have provided us with a deep knowledge of end-user service demands as well as industry knowledge. Initially, we plan to extend our content to include other vertical markets with similar characteristics to technology-related industries, including financial services, health care, entertainment, telecommunications and industrial products. These industries market and sell complex products and require strong customer service or support. We intend to enter these new vertical markets by developing alliance relationships with existing customers and other content providers in those vertical markets.

  Expand Internet-Based Delivery Model.

     We have recently introduced RightAnswers.com, our Internet-based knowledge portal. We also plan to expand our software offerings to businesses by deploying a hosted Web-based delivery model for our eService Suite. By offering a traditional license model and a new Web-based subscription model, our customers will have the flexibility to choose how to roll out our products and determine their preferences in terms of price, speed of implementation, depth and customization of knowledge base and complexity of the user interface. This will minimize our customers' upfront investment in hardware, software, content and services. To facilitate this Web-based delivery model, we are planning to partner with leading application service providers to host our eService Suite.

  Continue to Build Brand Awareness.

     To enhance public awareness of our e-service offerings, we are pursuing an aggressive brand development strategy by increasing mass market and targeted advertising, continuing a visible presence at

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

industry/partner events, and maintaining relationships with recognized industry analysts and the public. We believe that our marketing programs will highlight the advantages of our eService Suite relative to our competitors. We also believe that enhancing our brand will increase opportunities with corporate customers.

  Expand Strategic Alliances.

     In order to broaden our market presence, enter new geographic and vertical markets, and increase adoption of our solutions, we plan to strengthen existing and pursue additional strategic alliances with consultants, systems integrators, value-added resellers and independent software vendors of complementary products. We intend to use these partners to increase our sales by leveraging our partners' industry expertise, business relationships and sales and marketing resources. Currently, we have strategic alliances with Clarify, Kana Communications, Oracle, Peregrine Systems, Remedy, Siebel Systems and Tivoli. Additionally, we plan to increase our service capabilities by pursuing strategic relationships with leading systems integrators and consultants.

  Expand International Presence.

     To expand our sales to both new and existing customers, we intend to increase our worldwide sales effort by adding direct sales personnel and new office locations to complement our existing international operations in the United Kingdom. In addition, to capitalize on international opportunities for our e-service solutions, we intend to commence product localization efforts, initially concentrating on European markets such as France, Germany, Italy, the United Kingdom and Scandinavia and then later expanding to other international markets. Furthermore, we intend to expand our international presence by establishing additional overseas offices, adding direct sales personnel and increasing our relationships with local distributors.

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

PRODUCTS AND SERVICES

     Our eService Suite is a software and content solution allowing our customers to provide personalized, automated e-service tailored to the needs of their end-users. Our eService Suite includes our eService Site, eService Architect and eService Professional software products and RightAnswers.com. In addition to our products, we offer integration, training, consulting and maintenance services related to our eService Suite. The following diagram depicts the eService Suite:
[Flow Chart depicting the components of our products and services and the manner in which they are accessed by end-users]

     eService Site. The eService Site allows our customers to provide Web-based self-service to their end-users. End-users can access the eService Site through an Internet or corporate intranet connection. This Web-based e-service solution allows self-help users to access the knowledge base at any time, using a simple, easy-to-use, intuitive interface via a natural language query. The eService Site can be customized to conform to the look and feel of a customer's Web site. Finally, eService Site provides access to our customers' knowledge sources, as well as those of RightAnswers.com.

     eService Professional. The eService Professional provides a Web-based application interface for customer service professionals to more easily navigate through the knowledge base, view various components of the knowledge base as well as capture and revise additional knowledge. eService Professional integrates with many of our partners' customer relationship applications to provide a seamless interface for a customer service professional.

     eService Architect. The eService Architect provides a robust set of knowledge tools that allows customers' subject matter experts and system administrators to administer, design, manage and maintain knowledge bases. The eService Architect provides knowledge authoring and editing capabilities as well as administrative tools for all necessary product suite functions.

     RightAnswers.com. RightAnswers.com is an Internet-based knowledge portal that enables our customers to access a continuously updated database of currently over 350,000 problem-solution pairs in a cost effective and timely manner. RightAnswers.com enables customer support organizations and end-users to have direct access to solutions to the most commonly asked technology-related questions. Through RightAnswers.com, customers can simply go to our Web site, type a natural language query and receive back a single, unified list of probable answers from our licensed knowledge bases. We currently offer multi-vendor support content obtained from leading technology companies, including Microsoft, Novell and 3Com. In addition to the technology content supplied by our partners, RightAnswers.com includes technology content that we produce in-house for common desktop, network and SAP R/3 applications. RightAnswers.com is primarily distributed on a subscription basis. A CD-ROM version of this product, previously marketed as Knowledge-Pak Desktop Suite, is also available.

     Professional Services and Customer Support. Our professional services organization provides our customers with implementation and integration services, which allow them to deploy our e-service solutions effectively. In addition, our professional services organization offers education and training to enable our customers' internal team to support the implementation and maintenance of our solutions. All customers under a maintenance agreement have access to our technical support engineers via telephone, fax or e-mail. In addition, we provide self-service support to our customers on a twenty-four hours a day, seven days a week basis through our RightAnswers.com Web site.

TECHNOLOGY AND ARCHITECTURE

     Our eService Suite employs industry-standard technologies to create an object-based open architecture for all our applications. The suite is based on an n-tiered architecture which permits the use of multiple servers for scalability and a clear division of responsibility between our software programs. This division provides flexibility and scalability.

     At the core of our technology is our Cognitive Processor, which provides self-learning capability to our eService Suite. The Cognitive Processor uses patented algorithm technology based on neural network and Bayesian statistical principles. Through these algorithms, the Cognitive Processor is capable of learning from past transactions. Access to the Cognitive Processor is provided via our knowledge server, which performs the role of an application server. The knowledge server, written in the C++ programming language, performs session management, thread management, spooling, caching and access management to the Cognitive Processor. The replication capability of the server was designed to update multiple databases worldwide on a distributed network by using any leading database application. This permits our customers to locate servers in various locations close to their end-user base.

     We refer to the architecture of our family of Web-based products as Java Knowledge Management Architecture, or JKMA. The JKMA is a framework built using Java and XML that includes components specifically designed to take advantage of each element of the modern Web environment. This enables an extremely configurable, extensible application to be delivered based on current Internet standards. New tools and products based on the JKMA framework can be built at an accelerated pace as standard system functionality is already available in the core framework.

     The core technology for RightAnswers.com is based on industry standard commercial software. All servers are based on Microsoft Windows NT and Microsoft Internet Information Server. Server components are written in C++. Client interfaces are implemented with HTML, Java and XML. The core search engine is Verity's K2 architecture. RightAnswers.com is hosted by GTB Internetworking which provides tier 1 Internet services, including load balancing, security, communications and hardware services.

CUSTOMERS

     With a greater number of customers than many of our competitors, we are a leading provider of software and content solutions used by businesses to provide an Internet-based e-service platform. To date, we have licensed our eService Suite to over 200 customers and licensed our Knowledge-Pak Desktop Suite to over 4,000 customers. We have traditionally targeted our products and services to a wide range of industry groups.

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

     The following customers are representative of our historical customer base and target market.

SERVICES                                    CONSUMER
ADP                                         Kimberly Clark
Andersen Consulting                         The Disney Store
DecisionOne                                 Yamaha Corporation of America
Fourth Shift
Marriott                                    TECHNOLOGY/COMMUNICATIONS
Stream International                        Canon
                                            CDW
FINANCIAL SERVICES                          Clarify
Bear, Stearns                               Compaq
First Union National Bank                   Data General
Fleet Services                              Hewlett-Packard
Merrill Lynch                               Ingram Micro
Transamerica Occidental Life Insurance      Jamcracker
                                            Lucent Technologies
EDUCATION/GOVERNMENT                        Marconi Communications
Gelco Government Services                   National Computer Systems
U.S. Air Force                              Sharp Electronics
U.S. Navy                                   Texas Instruments
U.S. Patent & Trademark Office              United Messaging
University of Utah                          U.S. Cellular Wireless Communications
Wake Forest University
                                            INDUSTRIAL
HEALTH CARE                                 Eaton Cutler-Hammer
Allina Health Systems                       Grumman Systems Support
Amgen                                       Hughes Supply
Hoechst HiServ                              Johnson Controls
McKesson -- HBOC
Pfizer

     The following case studies illustrate the issues encountered by our customers in providing e-service and the benefits achieved through utilization of our products and services.

  Stream International

     Stream International provides customer care and technical support services for many of the world's premier technology businesses. With over 7,000 employees, innovative technologies and the commitment to continuously exceed the expectations of its clients, Stream has a global reputation for enhancing the customer experience. On a twenty-four hours a day, seven days a week basis and in 13 languages, Stream harnesses its knowledge resources to resolve over 20 million customer and technical issues annually in its eleven contact center locations in the United States, Europe and a joint venture in Japan.

     To manage these complex inquiries and improve responsiveness to customers, Stream wanted to put a knowledge management infrastructure in place that would leverage best practices throughout the organization. Using our solutions, Stream can now gather, document and refine knowledge, and make that knowledge available through several mechanisms to internal employees. Stream selected our solution for its technically advanced knowledge engine, its ability to be integrated with other information technology systems and our expertise in the knowledge industry. For Stream's agents using Knowledge Bridge to support their clients, information that is captured from a customer interaction, whether via telephone, e-mail or chat, is channeled by Knowledge Bridge into Stream's knowledge base. Additionally, this knowledge is exported and made available as a self-service option to Stream's customers via the Web. After installing Knowledge Bridge, Stream became more effective in their ability to solve and report customer problems. Support agents have decreased call escalations and improved the consistency and quality of answers.

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

  Marconi Communications

     Marconi Communications is one of the world's fastest growing communications and information technology companies. Before becoming Marconi Communications on November 30, 1999, the company was known as GEC or The General Electric Company, p.l.c. Today, the company is comprised of a wide range of organizations, including companies recently purchased by Marconi Communications such as Fore Systems, RELTEC, Picker Medical, Positron Fibre and others. It is a global-leader in smart broadband optical networks, ATM backbone switches, telephony products, wireless products, medical imaging and more.

     A team of internal analysts and a worldwide network of field-service personnel provide customer service, installation and trouble-shooting for Marconi's constantly expanding product line. In a two-pronged effort to provide consistent and high quality information while reducing the training necessary to prepare analysts and field personnel, Marconi turned to us for the foundation of a consolidated online knowledge management system and self-service Web site. As the program continues to roll out across Marconi's worldwide enterprise, it will be integrated with the Remedy call management software and an e-mail management package.

     With its internal analysts fully trained in the use of our knowledge management software, expert knowledge is now available to even the most junior analyst. Marconi is already experiencing a 25% reduction in the time it takes to train new hires and anticipates this reduction to reach 40% improvement as the program is deployed to its worldwide field-service network. Marconi anticipates a soon-to-be-launched, Web-based self-help feature will further reduce incoming calls to the Marconi help desk, and provide improved time-to-resolution for the company's customer base.

  Yamaha Corporation of America

     With an inventory that includes a wide range of music-making devices, from pianos and synthesizers to electric guitars, sound equipment and CD recorders, the Product Information Department at Yamaha Corporation of America supports over 1,700 products, including newly-added lines to its U.S. product offerings and all products carrying the Yamaha name, even if they have been discontinued. With the interactive Yamaha Solutions Network(TM) located on the Service & Support section of its Web site, Yamaha has made its knowledge directly available to its customers via the Web and, in the process, improved customer satisfaction.

     Based upon our eService Suite, the Yamaha Solutions Network features a constantly evolving knowledge base that provides the answers that customers need when they need them. Since its deployment, Yamaha has experienced a decrease in its time-to-resolution as well as in the number of calls to Yamaha's support center, while improving customer satisfaction significantly. In addition, because the product information is categorized and managed by our software, Yamaha has been able to partially outsource the support related to one of its new high-tech products. Yamaha has recently been awarded the prestigious WebStar award by the Software Support Professionals Association, which recognizes companies that utilize the Web to excel at meeting their customer service expectations.

SALES AND MARKETING

     We market our solutions through a direct sales force and indirect sales channels. We sell our eService Suite primarily through our direct sales force. The CD-ROM version of RightAnswers.com, which was previously marketed as Knowledge-Pak Desktop Suite, is sold primarily through indirect distribution channels consisting of software vendors and value-added resellers. The online version of RightAnswers.com is being sold both directly and through software vendors and value-added resellers.

     As of June 30, 2000, our sales team consisted of 35 sales representatives and managers. We have sales personnel throughout North America and, internationally, in the United Kingdom.

     To increase the effectiveness of our direct selling efforts and our penetration of the e-service solutions market, we build brand awareness of ServiceWare and our solutions through numerous marketing programs. These programs include print and Internet advertisements, direct mailings, public relationship activities, trade shows, seminars and other major industry/partner events, market research and our Web site.

     Our marketing organization creates materials to support the sales process, including brochures, data sheets, case histories, return-on-investment analyses, presentations, white papers and demonstrations. In addition, our marketing group helps identify and develop key partnership opportunities and channel distribution relationships. As of June 30, 2000, our marketing team consisted of 19 full-time employees. In May 2000, we initiated a marketing program to promote the new release of our eService Suite and the re-branding of our associated products and services.

STRATEGIC ALLIANCES

     We have established strategic alliances with leading providers of Internet software technologies. These alliances augment our sales and marketing organization by enabling us to increase market awareness, distribution and market penetration of our products and services, as well as to extend the technical and functional application of our e-service solutions.

  Distribution Alliances

     We have established distribution alliances with leading providers of complementary e-commerce technologies who resell or co-market our solutions. We benefit from the lead generation and established marketing capabilities of these firms. In turn, our partners benefit from being able to offer more comprehensive solutions in their product offerings and thereby increase their customers' satisfaction. We currently have strategic distribution and marketing alliances with several vendors, including Clarify, Kana Communications, Oracle, Peregrine Systems, Remedy, Siebel Systems and Tivoli. In 1999, sales to Tivoli accounted for 17% of our total revenues.

  Content Alliances

     We have established content alliances with leading technology vendors. Our relationships with these content providers help us offer customers a diverse range of technical information and problem-solving techniques. We currently have content partnerships with Microsoft, Novell and 3Com.

RESEARCH AND DEVELOPMENT

     We develop most enhancements to our existing and new products internally. We plan to continue to evaluate externally developed technologies for integration into our product line as well. In 1999, we directed the majority of our research and development expenditures towards fully integrating the technology acquired from the Molloy Group and towards making platform changes that provided us with the capability of building new applications and expanding into new markets.

     Our research and development expenditures for fiscal 1997, 1998 and 1999 were approximately $4.4 million, $5.3 million, $6.8 million. Our research and development expenditures for the six months ended June 30, 2000 were approximately $4.4 million. In order to keep pace with the rapidly changing technology environment, we expect to continue to devote significant resources toward research and development.

COMPETITION

     We compete in the emerging market of e-service solutions. Competition in this market is rapidly evolving and intense, and we expect competition to intensify further in the future as current competitors expand their product offerings and new competitors enter the market. Current competitors include in-house developed applications and providers of commercially available e-service solutions, including Ask Jeeves, Inference-eGain Communications, Peregrine Systems, Primus Knowledge Solutions, Quintus and Servicesoft Technologies. In addition, we face competition in our content product solutions from firms such as EarthWeb. We also face competition from many free or low cost sources of information generally available via the Internet, including portions of our content products provided to us by software developers, who may choose to provide this content as part of their Internet-based support offerings. As there are relatively low barriers to entry in the software industry, we expect to experience additional competition from new entrants in our markets.

     We believe that the principal competitive factors affecting our market include referenceable customers, the breadth and depth of a given solution, product quality and performance, core technology, product scalability and reliability, product features and the ability to implement solutions and respond timely to customer needs.

     Although we believe that we currently compete favorably with respect to the principal competitive factors in our market, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

INTELLECTUAL PROPERTY

     Our success and ability to compete effectively depends, in part, upon our proprietary rights. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to establish and protect our proprietary rights in our software, documentation and other written materials. These legal protections afford only limited protections for our proprietary rights and may not prevent misappropriation of our technology or deter third parties from developing similar or competing technologies.

     We have two patents, one pertaining to certain proprietary data structures and the other pertaining to our Cognitive Processor. We also have four trademark registrations in the United States.

     We seek to avoid disclosure of our intellectual property by generally entering into confidentiality or license agreements with our employees, consultants and alliance partners, and generally control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products.

     Policing unauthorized use of our proprietary information is difficult, and we may be unable to determine the extent of unauthorized copying or use of our products or technology. Further, third parties which have been granted certain limited contractual rights to use proprietary information may improperly use or disclose such proprietary information. In addition, certain of our products require us to have licenses from third parties for use. These licenses may be subject to cancellation or non-renewal. In this event, we will be required to obtain new licenses for use of these products, which may not be available on commercially reasonable terms, if at all, and could result in product shipment delays and unanticipated product development costs.

EMPLOYEES

     We believe that one of our strengths is the quality and dedication of our people and the shared sense of being part of a team. We strive to maintain a work environment that fosters professionalism, excellence, diversity and cooperation among our employees. As of June 30, 2000, we had 245 employees, including 62 in sales, 50 in customer services, 87 in research and development, 19 in marketing, 13 in general and administration, and 14 in operations.

PROPERTIES

     Our principal executive offices are located in Oakmont, Pennsylvania where we lease 28,200 square feet of office space. The term of the lease expires in 2006. We also operate a 24,300 square foot office in Parsippany, New Jersey. This lease expires in 2002. We also lease a 3,871 square foot office in Redwood City, California with the term of lease expiring in 2002 and a smaller office in the United Kingdom.

LEGAL PROCEEDINGS

     We are not a party to any material legal proceedings.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth each of our executive officers, directors and key employees, their ages, and their respective positions with the company:

NAME                                        AGE                         POSITION
----                                        ---                         --------
Rajiv Enand...............................  38    Chairman of the Board of Directors
Mark Tapling..............................  43    President, Chief Executive Officer and Director
Mark Finkel...............................  45    Chief Financial Officer, Treasurer and Secretary
Lisa Neal-Graves..........................  36    Chief Technology Officer
Roberto Aguas.............................  30    Vice President of Product Management and Strategy
Richard Joslin............................  37    Vice President of RightAnswers.com
Lou Venezia...............................  49    Vice President of Global Sales
Kevin Hall(1).............................  41    Director
Susanne Harrison(1)(2)....................  55    Director
Bruce Molloy..............................  45    Director
Timothy Wallace(1)(2).....................  42    Director

---------------
(1) Member of the Audit Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

     Rajiv Enand has served as Chairman of the Board of Directors since August 1999. Mr. Enand previously served as our President from July 1998 to May 1999, Chief Executive Officer from July 1998 to January 2000, Vice President of Business Development from May 1996 to July 1998, Vice President of Operations from February 1995 to May 1996 and Vice President of Engineering from April 1993 to February 1995. Mr. Enand received a Bachelor of Science degree in Computer Science from West Virginia University and has completed graduate courses at East Tennessee State University and Southern Methodist University.

     Mark Tapling has served as our President and Chief Executive Officer since January 2000 and a director since May 2000. Mr. Tapling previously served as our President and Chief Operating Officer from May 1999 to January 2000 and as our Vice President of Worldwide Sales from February 1998 to May 1999. From September 1996 to February 1998, Mr. Tapling was employed by Comshare, most recently as Senior Vice President of Operations for the Americas. From April 1994 to September 1996, Mr. Tapling was employed by Lotus Development Corporation, most recently as Region Director for the Northeast. Mr. Tapling received a Bachelor of Science degree in Economics and Management from Michigan State University.

     Mark Finkel has served as our Chief Financial Officer since January 2000 and our Treasurer and Secretary since May 2000. From June 1996 to January 2000, Mr. Finkel was employed as a consultant and/or acting executive officer for a variety of technology companies, including InterWorld, BackWeb Technologies and the Molloy Group. From May 1995 to June 1996, Mr. Finkel was employed by Logic Works as Executive Vice President and Chief Financial Officer. Prior to May 1995, Mr. Finkel served as Chief Financial Officer for a number of technology companies, including Consilium and Neuron Data, now Blaze Software, and also practiced corporate and securities law in California. Mr. Finkel received a Bachelor of Arts degree from Oberlin College, a Master's degree in Business Administration from New York University and a Juris Doctor degree from the University of California at Davis.

     Lisa Neal-Graves has served as our Chief Technology Officer since May 2000. From 1999 to 2000, Ms. Neal-Graves was employed as a Senior Vice President at Chase Manhattan Bank and from 1997 to 2000, she served as President and Chief Executive Officer of LANCreations. Previously, Ms. Neal-Graves was a General Manager of Enterprise Call Center Products at Lucent Technologies and a Division

Manager of Electronic Commerce Architecture and Applications at AT&T. Ms. Neal-Graves received a Bachelor of Science degree in Computer Science from Hampton University, a Master of Science degree in Computer Science from Michigan State University and a Master's degree in Engineering Management from the University of Colorado.

     Roberto Aguas has served as our Vice President of Product Management and Strategy since July 2000 and prior to that served as our Senior Director of Product and Strategy since March 2000. Mr. Aguas was Vice President, Products and Strategy of SuperNova Inc. from January 1998 to March 2000. Previously, Mr. Aguas was employed by Seer Technologies, Inc., most recently as Vice President Component Business Unit. Mr. Aguas received a Bachelor of Science degree in Electrical Engineering from Rutgers University.

     Richard Joslin has served as our Vice President of RightAnswers.com since September 1999. From October 1995 to September 1999, Mr. Joslin held a variety of positions with us, most recently as Vice President of Knowledge Engineering. Previously, Mr. Joslin was employed by a division of Westinghouse Electric, which was acquired by Eaton Cutler-Hammer, most recently as Manager of Commercial Systems Support. Mr. Joslin received a Bachelor of Science degree in Computer Science from Indiana University of Pennsylvania. Mr. Joslin has received a number of industry commendations in the customer service field, including the 1999 Service 25 Award from ServiceNews magazine.

     Lou Venezia has served as our Vice President of Global Sales since July 1999. From November 1998 to July 1999, Mr. Venezia was President and Chief Operating Officer of the Molloy Group. From April 1998 to November 1998, Mr. Venezia was Vice President of Sales of the Molloy Group. From 1993 to 1998, Mr. Venezia was employed by Versatility as Senior Vice President of Enterprise Solutions. Mr. Venezia received a Bachelor of Science degree in Mathematics and Physics from the University of Massachusetts.

     Kevin Hall has served as a director since April 1996. Mr. Hall has been a General Partner of Norwest Equity Partners since 1993. He serves on the board of directors of Continuus Software and many other private companies. Mr. Hall received a Master's degree in Business Administration from Stanford University and Master of Science and Bachelor of Science degrees in Electrical Engineering from Purdue University.

     Susanne Harrison has served as a director since July 1994. Ms. Harrison has been a General Partner of Poly Ventures, LP since 1989 and Poly Ventures II, LP since 1991. Ms. Harrison is also President of Harrison Enterprises, a technology angel investment fund. She serves as a director of several privately held companies, as well as a director of Long Island Venture Group, and Long Island Capital Forum. Ms. Harrison received a Master's degree in Business Administration from Adelphi University, a Master of Arts degree from the State University of New York and a Bachelor of Arts degree from Hunter College of the City University of New York.

     Bruce Molloy has served as a director since July 1999. Mr. Molloy founded the Molloy Group and served as its Chief Executive Officer and Chairman of the Board of Directors from October 1992 until its acquisition in July 1999. Mr. Molloy is the inventor of the patented Cognitive Processor used in our products. Mr. Molloy received a Bachelor of Arts degree in Music and Physics from Columbia University.

     Timothy Wallace has served as a director since July 1994. Since January 2000, Mr. Wallace has served as the Chairman and Chief Executive Officer of Full Tilt Solutions, a business-to-business professional service company. Prior to Full Tilt, Mr. Wallace was the President and Chief Executive Officer of Xerox Connect, a network integration technology company. From May 1996 until May 1998, Mr. Wallace was the President, Chief Executive Officer and a director of XLConnect Solutions, which he founded. Xerox acquired XLConnect in May 1998. From August 1991 to March 1996, Mr. Wallace was the Vice President of Professional Services of The Future Now, a national systems integration company. Mr. Wallace received a Bachelor of Science degree in Business Administration from Indiana University of Pennsylvania and a Master's degree in Business Administration from Miami University of Ohio.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two standing committees: an Audit Committee and a Compensation Committee.

     The responsibilities of the Audit Committee include:

     - recommending to the Board of Directors the independent public accountants to be selected to conduct the annual audit of our books and records;

     - reviewing the proposed scope of the audit and approving the audit fees to be paid;

     - reviewing our accounting and financial controls with the independent public accountants and our financial and accounting staff; and

     - reviewing and approving transactions between us and our directors, officers and affiliates.

     Kevin Hall, Susanne Harrison and Timothy Wallace are the members of the Audit Committee.

     The Compensation Committee provides a general review of our compensation plans to ensure that they meet corporate objectives. The responsibilities of the Compensation Committee also include administering our stock incentive plans. Susanne Harrison and Timothy Wallace are the members of the Compensation Committee.

     None of the members of our Compensation Committee or Audit Committee has ever been an officer or employee of our company. None of our executive officers serves as a member of the Board of Directors or on the compensation committee of any entity that has one or more executive officers serving on our Board of Directors.

DIRECTOR COMPENSATION

     Effective August 18, 1999, three directors who are not our employees or consultants were each granted 60,000 non-qualified stock options under our 1996 stock option plan with an exercise price of $2.50 per share. 15,000 of these options vested on August 18, 1999, with an additional 15,000 options vesting on August 18 of each of the three subsequent years, provided that such individual remains a member of our Board of Directors on such date of vesting. We also reimburse our directors for their reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or its committees.

AMENDED AND RESTATED STOCK OPTION PLAN

     In December 1996, our Board of Directors adopted and our stockholders approved the ServiceWare, Inc. Amended and Restated Stock Option Plan, effective January 1, 1996, which we refer to as the 1996 stock option plan. We may grant incentive or nonqualified stock options under the 1996 stock option plan to our employees, directors, consultants and advisors. This plan amended and restated the ServiceWare, Inc. 1994 Stock Option/Stock Issuance Plan. The 1996 stock option plan provides that it will terminate on February 15, 2004, unless it is earlier terminated by our Board of Directors. As discussed below, however, the Board of Directors intends to terminate the 1996 stock option plan and replace it with the 2000 stock incentive plan prior to the consummation of this offering. The shares of common stock that are reserved pursuant to an option under the 1996 stock option plan, and which are later terminated by us prior to exercise, will become available for reissuance under the 2000 stock incentive plan.

     We are authorized to issue 4,000,000 shares of our common stock under the 1996 stock option plan. As of June 30, 2000, we had options outstanding to purchase 2,455,960 shares of common stock under the 1996 stock option plan.

     The Compensation Committee of our Board of Directors administers the 1996 stock option plan and is responsible for determining the terms and conditions of all grants of options under the 1996 stock option plan. Subject to certain exceptions, all rights to exercise options will terminate on the first of the following to occur:

     - the scheduled expiration date as set forth in the applicable stock option agreement;

     - 90 days following the date of termination of employment for any reason other than death or permanent disability of the participant; or

     - one year following the date of termination of employment by reason of the participant's death or permanent disability.

     If control of our company changes through, for example, a merger, acquisition or consolidation of more than 50% of our stock by another person or company, or through a merger with another company, and the acquiror fails to assume or replace with equivalent options all outstanding options under the 1996 stock option plan, then all outstanding options that have not vested prior to the change of control will immediately vest.

2000 STOCK INCENTIVE PLAN

     Introduction. We have adopted a 2000 stock incentive plan to serve as the successor program to our 1996 stock option plan.

     Awards. We may grant incentive stock options, nonqualified stock options or restricted stock under the 2000 stock incentive plan.

     Share Reserve. 2,000,000 shares of our common stock are reserved for issuance under the 2000 stock incentive plan, plus any shares of our common stock previously reserved for stock options granted under the 1996 stock option plan which are forfeited prior to their exercise. The shares reserved under our 2000 stock incentive plan will automatically increase on the first trading day in January of each calendar year, beginning with calendar year 2001, by an amount equal to the lesser of 1.0 million or 6.25% of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, unless our Board of Directors determines to increase the amount by a lesser number of shares. No participant will receive a grant of more than 500,000 shares of our common stock on an annual basis. As of June 30, 2000, we had options outstanding to purchase 202,000 shares of common stock under the 2000 stock incentive plan.

     Eligibility. The individuals eligible to participate in our 2000 stock incentive plan include our officers, other employees, members of our Board of Directors and any consultants we hire.

     Administration. Our 2000 stock incentive plan is administered by our Compensation Committee. The Compensation Committee determines which eligible individuals are to receive option grants or stock issuances under the 2000 stock incentive plan, the time or times when the issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding.

     Change of Control. If control of our company changes through, for example, an acquisition of more than 50% of our stock by another person or company, or through a merger with another company, and the acquiror fails to assume or replace with equivalent awards all outstanding awards under the 2000 stock incentive plan, then all outstanding options that have not vested prior to the change of control will immediately vest and the restrictions on any restricted stock that have not lapsed before the change of control will immediately lapse. In addition, any replacement options issued by the acquiror to any participant will vest, and any restrictions on any replacement restricted stock issued to such participant will lapse, if the participant is terminated without cause within 12 months after the change of control.

2000 EMPLOYEE STOCK PURCHASE PLAN

     We intend for our Board of Directors to adopt a 2000 employee stock purchase plan. Subject to approval by our stockholders, the plan will become effective immediately prior to the consummation of this offering and, unless our Board of Directors terminates it earlier, will continue for a term of 20 years. The plan is designed to permit eligible employees to purchase common stock, through payroll deductions, at a discount from its fair market value. We will initially reserve 500,000 shares of our common stock for issuance under the 2000 employee stock purchase plan. The reserve will automatically increase on the first trading day of each calendar year beginning in 2001 in an amount equal to the total number of shares purchased under the 2000 employee stock purchase plan during the immediately preceding fiscal year, up to a maximum of one million shares that can be reserved for issuance under the plan.

     We intend for the 2000 employee stock purchase plan to be qualified under
Section 423 of the Internal Revenue Code. The 2000 employee stock purchase plan will consist of six-month purchase periods. Participating employees will automatically make stock purchases at the end of each purchase period. The initial purchase period will begin on the date of the consummation of this offering.

     Our Board of Directors or a committee appointed by our Board of Directors will administer the 2000 employee stock purchase plan. The 2000 employee stock purchase plan will permit eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation, unless our Board of Directors decides to modify such amount. The purchase price will be equal to the lower of 85% of the fair market value of the common stock at the beginning of the applicable purchase period or 85% of the fair market value of the common stock at the end of each such purchase period. Our employees, including officers and employee directors, will be eligible to participate in the 2000 employee stock purchase plan if they are employed by us for at least 20 hours per week and more than five months in the year. Employees will be permitted to withdraw from participation in the 2000 employee stock purchase plan at any time and receive a refund of their payroll deductions made since the last purchase date. Participation will end automatically upon termination of employment.

     If another company acquires us, the 2000 employee stock purchase plan generally will provide that the acquiror will assume each right to purchase stock or shall substitute equivalent rights; otherwise, each right to purchase common stock will accelerate and become exercisable immediately before the acquisition. Our Board of Directors will have the power to amend or terminate the 2000 employee stock purchase plan at any time, except that any amendment, although effective when made, will be subject to stockholder approval if required by any federal or state law or regulation.

EXECUTIVE BONUS

     The Board of Directors has established an executive bonus plan for fiscal year 2000. The plan will pay performance-based bonuses of up to a maximum of $75,000 to each senior executive and up to a maximum of $100,000 to our Chief Executive Officer, as incentive for the participants to contribute to our growth. The Compensation Committee of the Board of Directors will administer the plan. The bonus will be determined based on whether we meet and/or exceed our corporate and financial goals.

401(k) PLAN

     We maintain a 401(k) retirement savings plan. All of our employees meeting certain minimum eligibility requirements are eligible to participate in the 401(k) plan. Under the 401(k) plan, an employee may contribute up to 15% of his or her pre-tax gross compensation. The contribution cannot exceed a statutorily prescribed annual limit. The 401(k) plan permits us, but does not require us, to make additional contributions to the 401(k) plan. All amounts contributed by the employee participants in conformance with plan requirements and earnings on such contributions are fully vested at all times. For the years ended December 31, 1997, 1998 and 1999, we did not contribute to the 401(k) plan. As of January 1, 2000, however, we provide a 25% company match to participant contributions.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION MATTERS

     Our Certificate of Incorporation, as amended, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments or dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which a director derives an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our Certificate of Incorporation, as amended, and Bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers and employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity and certain other capacities, such as serving as a director of another corporation at the request of the Board of Directors, regardless of whether the Bylaws would permit indemnification.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation received for services rendered during 1999 by (1) the Chief Executive Officer and (2) the five other most highly compensated executive officers as of December 31, 1999 whose total salary and bonus in 1999 exceeded $100,000. The All Other Compensation column includes automobile allowances of $1,846 paid to Mr. Enand and $3,850 paid to Mr. Tapling. Information in respect of Peggy Biddison and Susie Sedlacek would have been set forth in this table had they not resigned from their positions with us in July 2000 and June 2000, respectively.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG-TERM
                                                                       COMPENSATION
                                                                          AWARDS
                                             ANNUAL COMPENSATION   --------------------
                                             -------------------   NUMBER OF SECURITIES    ALL OTHER
NAME AND PRINCIPAL POSITION                   SALARY      BONUS     UNDERLYING OPTIONS    COMPENSATION
---------------------------                  --------    -------   --------------------   ------------
Rajiv Enand
  Chairman(a)..............................  $200,000    $45,000         100,000           $ 1,846
Mark Tapling
  President and CEO(b).....................  $185,417    $45,000         310,000           $39,190(c)
Lisa Neal-Graves(d)
  Chief Technology Officer.................        --         --              --
Roberto Aguas(e)
  Vice President of Product Management and
  Strategy.................................        --         --              --
Richard Joslin
  Vice President of RightAnswers.Com.......  $110,120      7,500          30,000
Lou Venezia
  Vice-President of Global Sales...........  $177,083(f) $47,500         191,000(g)

---------------
(a) Mr. Enand was our Chief Executive Officer during 1999 and President for a portion of that year.

(b) Mr. Tapling was President, Chief Operating Officer and Vice President of Worldwide Sales at various times during 1999. His current base salary is $200,000.

(c) Includes $35,340 in commissions paid while Vice President of Worldwide
    Sales.

(d) Ms. Neal-Graves was hired in May 2000. Her annual salary is $170,000. In addition, on May 18, 2000 she was granted options to purchase 155,000 shares of our common stock.

(e) Mr. Aguas was hired in March 2000 and promoted to his present position in July 2000. His salary is $155,000 per year and he received a grant of options to purchase 100,000 shares of our common stock.

(f) Includes earnings of $99,167 paid while at the Molloy Group prior to its acquisition by us.

(g) Includes options to purchase 99,000 shares of our common stock issued in exchange for Molloy Group options upon our acquisition of the Molloy Group.

STOCK OPTIONS

                             OPTION GRANTS IN 1999

     The following table provides information concerning grants of stock options under our 1996 stock option plan to the Chief Executive Officer and the five other most highly compensated executive officers during 1999. The percentages of total options granted to employees in 1999 are based on grants of 1,979,120 options which include the 393,950 options given to the Molloy Group option holders in exchange for their Molloy Group options upon our acquisition of the Molloy Group.

     Potential realizable value is based on the assumption that the price per share of common stock appreciates at the assumed annual rate of stock appreciation over the term of the option. The assumed 5% and 10% annual rates of appreciation (compounded annually) over the term of the option are set forth in accordance with the rules and regulations adopted by the Securities and Exchange Commission and do not represent our estimate of stock price appreciation.

                                              INDIVIDUAL GRANTS
-------------------------------------------------------------------------------------------------------------
                                                                               POTENTIAL REALIZABLE VALUE AT
                            NUMBER OF    % OF TOTAL                            ASSUMED ANNUAL RATES OF STOCK
                            SECURITIES    OPTIONS                              PRICE APPRECIATION FOR OPTION
                            UNDERLYING   GRANTED TO   EXERCISE                              TERM
                             OPTIONS     EMPLOYEES      PRICE     EXPIRATION   ------------------------------
NAME                         GRANTED      IN 1999     ($/SHARE)      DATE           5%               10%
----                        ----------   ----------   ---------   ----------   ------------      ------------
Rajiv Enand...............   100,000        5.05%       $2.50     10/20/2009    $1,140,226        $1,815,620
Mark Tapling..............    10,000        0.51%       $1.00      1/01/2009       114,023           181,562
                             300,000       15.16%       $1.00      6/11/2009     3,420,679         5,446,868
Lou Venezia...............    92,000        4.65%       $2.50      7/23/2009     1,049,008         1,670,370
                              99,000(1)     5.00%       $1.21      7/23/2009     1,128,824         1,797,464
Lisa Neal-Graves..........        --          --           --             --            --                --
Roberto Aguas.............        --          --           --             --            --                --
Richard Joslin............    10,000        0.51%       $1.00      1/01/2009       114,023           181,562
                              20,000        1.02%       $1.00      6/11/2009       228,045           363,124

---------------
(1) These options were issued in exchange for Molloy Group options upon our acquisition of the Molloy Group.

                AGGREGATE OPTION EXERCISES IN 1999 OPTION VALUES

     The following table sets forth certain information regarding the stock options held as of December 31, 1999 by our Chief Executive Officer and the other five most highly compensated executive officers. None of these executive officers exercised options in 1999.

                                            NUMBER OF SHARES OF COMMON          VALUE OF UNEXERCISED
                                           STOCK UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                           OPTIONS AT DECEMBER 31, 1999         AT DECEMBER 31, 1999
                                          ------------------------------   ------------------------------
NAME                                      EXERCISABLE      UNEXERCISABLE   EXERCISABLE      UNEXERCISABLE
----                                      -----------      -------------   -----------      -------------
Rajiv Enand.............................          0           100,000      $        0        $  450,000
Mark Tapling............................     18,750           366,250          63,750         2,051,000
Lou Venezia.............................     99,000            92,000         573,210           414,000
Lisa Neal-Graves........................         --                --              --                --
Roberto Aguas...........................         --                --              --                --
Richard Joslin..........................     29,250            40,750         156,855           231,545

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     All of our executive officers serve at the discretion of the Board of Directors.

     Pursuant to a resolution of our Board of Directors, 50% of the then unvested options held by executive officers and employees with a title of "Vice President" will vest and become exercisable upon the occurrence of a "Change of Control," as defined in the 1996 stock option plan, provided such executive officer or employee is employed by us on the date of a Change of Control. This right is in addition to any rights such individuals may have under the 1996 stock option plan.

     Pursuant to Mark Tapling's letter of employment, 75% of Mr. Tapling's unvested stock options will automatically vest upon the occurrence of a Change of Control, as defined in the 1996 stock option plan. As of June 1, 2000, 100% of the options, granted to Mr. Tapling prior to December 31, 1999, would automatically vest upon the occurrence of a Change of Control. In addition, 75% of the options granted to Mr. Tapling on January 19, 2000 would vest upon the occurrence of a Change of Control, with the remaining options to vest proportionally over the subsequent 12 months. Mr. Tapling is also entitled to a severance package equal to six months of his base salary should his employment with us be terminated, whether voluntarily or not, without cause.

     Mark Finkel, who became our Chief Financial Officer in January 2000, will receive an annual salary of $150,000 per year. In addition, Mr. Finkel was granted 300,000 options to purchase common stock. Mr. Finkel's stock options are immediately exercisable, subject to various rights of repurchase by us. Upon the occurrence of a Change of Control, as defined in the 1996 stock option plan, Mr. Finkel's shares eligible for repurchase will be reduced by 50% if we are not the controlling entity. In addition, within 12 months of the occurrence of a Change of Control, no shares will be eligible for repurchase if Mr. Finkel is terminated without cause or if his responsibilities significantly change.

     Pursuant to an agreement with our Board of Directors dated January 19, 2000, Rajiv Enand's cash compensation and employee benefits are guaranteed through June 30, 2001.

     Our former Vice-President of Global Enterprise Services, Susie Sedlacek, resigned from her position with us as of June 30, 2000. Ms. Sedlacek is engaged as a consultant for a transitionary period.

     Our former Vice-President of Marketing, Peggy Biddison, resigned from her position as of July 28, 2000.

                              CERTAIN TRANSACTIONS

     We believe that the terms of each of the transactions described below were no less favorable to us than could have been obtained from unaffiliated third parties. The counterparties in many of these transactions only became affiliated with us as a result of the successful closing of these transactions and the transactions were highly negotiated.

SALE OF SERIES D PREFERRED STOCK

     In July 1999, we sold 2,400,000 shares of our Series D convertible preferred stock, par value $1.00 per share and warrants to purchase 360,000 shares of our common stock for an aggregate purchase price of $9 million to a total of 22 investors. Pursuant to the terms of the warrants, because we failed to meet certain performance targets for the year ended December 31, 1999, the warrants became exercisable. The investors received certain registration rights in connection with the purchase of the Series D convertible preferred stock. Each share of Series D convertible preferred stock is convertible into one share of common stock, subject to adjustment. Each warrant is exercisable at $2.50 per share.

SALE OF SERIES E PREFERRED STOCK

     As consideration for our acquisition of the Molloy Group in July 1999, we issued 2,647,984 shares of our Series E convertible preferred stock, par value $1.00 per share, to the former holders of preferred stock and promissory notes of the Molloy Group, warrants to purchase of 40,473 shares of common stock, and 1,512,307 shares of our common stock to former holders of common stock of the Molloy Group, including 1,479,743 shares of our common stock to Bruce Molloy, one of our directors. The total consideration of approximately $14.2 million plus $445,000 in transaction costs was determined through extensive arms'- length negotiations among the Molloy Group, C.E. Unterberg, Towbin and us. The former security holders of the Molloy Group received certain registration rights in connection with their receipt of our common stock. Under the terms of the agreement and plan of merger, shares of our common stock and Series E preferred stock representing approximately 2% of the total consideration issuable to each former security holder of the Molloy Group were placed in an escrow account pending determination of certain performance targets relating to the business of the Molloy Group from July 1, 1999, as if the acquisition had occurred on July 1, 1999. Because these performance targets were not met, the escrowed shares were returned to us. Each share of Series E convertible preferred stock is convertible into one share of common stock, subject to adjustment. Of the 40,473 warrants, 23,823 warrants are exercisable at $1.50 per share and 16,650 warrants are exercisable at $9.00 per share.

SALE OF SERIES F PREFERRED STOCK

     On June 2, 2000, we sold an aggregate of 1,325,000 shares of our Series F convertible preferred stock, par value $0.01 per share, at a purchase price of $8.00 per share to a total of nine accredited investors, eight of which were current stockholders or affiliates of current stockholders and one of which is a new accredited investor. The eight current stockholders are CEO Venture Fund III, Birchmere Ventures II, Norwest Equity Partners V, Lovett Miller Venture Fund II, Geocapital III, PNC Investment Corp. and two affiliates of C.E. Unterberg, Towbin. The new investor is EDS. The investors received certain registration rights in connection with the purchase of the Series F convertible preferred stock. Each share of Series F convertible preferred stock is convertible into one share of common stock. Each share of Series F will convert into approximately 1.14 shares of common stock.

AGREEMENTS WITH PREFERRED SHAREHOLDERS

     In connection with sale of our preferred stock, we entered into agreements with the purchasers of preferred stock which granted such purchasers, among other things, co-sale rights, rights of first refusal, rights of participation and put rights. The rights granted in these agreements will expire upon the consummation of this offering.

WARRANTS

     In April 1999, PolyVentures II, L.P. loaned us $150,000; in May 1999, Geocapital III, L.P. loaned us $250,000; and in June 1999, Norwest Equity Partners V loaned us $650,000. These loans were made for short-term working capital purposes. As partial consideration for these loans, we issued warrants to purchase 4,000, 6,667 and 17,333 shares of our common stock to each of PolyVentures II, L.P., Geocapital III, L.P. and Norwest Equity Partners V, respectively. We used a portion of the proceeds from the sale of our Series D preferred stock in July 1999 to repay these loans in full. Susanne Harrison and Kevin Hall, each of whom are members of our Board of Directors, are general partners of PolyVentures II, L.P. and Norwest Equity Partners V, respectively. Each warrant is exercisable at $3.75 per share.

     On June 2, 2000, we granted warrants to buy 233,333 shares of our common stock to EDS. The warrants are exercisable at $8.00 per share, provided, however, that if the closing of our initial public offering occurs on or before December 31, 2000, the exercise price will be adjusted to equal the price per share at which we sell shares of common stock to the public in the initial public offering. The warrants are contingently exercisable based upon us and EDS executing certain commercial agreements and meeting certain other targets. As of June 30, 2000, these contingencies had been met for warrants to purchase 150,000 shares of common stock.

TRANSACTIONS INVOLVING C.E. UNTERBERG, TOWBIN

     C.E. Unterberg, Towbin, one of our underwriters, and associated persons and entities, beneficially own 2,645,562 shares of our common stock, comprising 13.9% of our total outstanding common stock. This ownership interest was acquired in several transactions that occurred on or prior to June 2, 2000.

     On November 13, 1998, December 2, 1998 and December 4, 1998, the Molloy Group raised an aggregate of $1,751,310 by entering into a subordinated convertible note agreement with various entities including C.E. Unterberg, Towbin and related parties. The C.E. Unterberg, Towbin and related parties investment was $852,833 in the aggregate.

     On April 29, 1999, the Molloy Group raised $500,000 by entering into a subordinated convertible note agreement with C.E. Unterberg Towbin Capital Partners I for this amount.

     On June 25, 1999, the Molloy Group raised $500,000 by entering into a subordinated convertible note agreement with C.E. Unterberg Towbin Capital Partners I for this amount.

     On July 13, 1999, the Molloy Group raised $200,000 by entering into a subordinated convertible bridge note agreement with C.E. Unterberg Towbin Capital Partners I for this amount.

     Prior to our acquisition of the Molloy Group, C.E. Unterberg, Towbin and related entities purchased $2,974,208 of preferred stock and warrants of the Molloy Group in several private placements. As a result of our acquisition of the Molloy Group in July 1999, C.E. Unterberg, Towbin and these entities received an aggregate of 1,904,266 shares of our Series E convertible preferred stock in exchange for their preferred stock in the Molloy Group and their subordinated convertible notes. In addition, C.E. Unterberg, Towbin received warrants to purchase 18,239 shares of common stock exercisable at $2.50 per share and options to purchase 4,125 shares of common stock exercisable at $1.21 per share. These options and warrants are currently exercisable.

     In connection with our acquisition of the Molloy Group, certain entities associated with C.E. Unterberg, Towbin purchased 277,332 shares of our Series D convertible preferred stock at a purchase price of $3.75 per share, as well as a warrant granting the conditional right to purchase 41,598 shares of our common stock at an exercise price of $2.50 per share. Pursuant to the terms of the warrant, because we failed to meet certain performance targets, the warrant became exercisable, however, C.E. Unterberg, Towbin has waived its right to exercise this warrant.

     In addition, in August 1999 we paid C.E. Unterberg, Towbin $210,000 as a finder's fee in consideration for its services in identifying potential purchasers of our Series D convertible preferred stock. C.E. Unterberg, Towbin also served as an advisor to the Molloy Group during our July 1999 acquisition of the Molloy Group but did not receive compensation for these services. Finally, Thomas Unterberg has the right to attend meetings of our Board of Directors as an observer.

     On June 2, 2000, two entities associated with C.E. Unterberg, Towbin purchased for $3.0 million an aggregate of 375,000 shares of our Series F convertible preferred stock.

COMPENSATION, CONSULTATION AND SEVERANCE AGREEMENT

     Upon consummation of our acquisition of the Molloy Group in July 1999, Bruce Molloy, one of our directors, retired from his position as an officer of the Molloy Group. At the same time, we entered into a compensation, consultation and severance agreement with Mr. Molloy pursuant to which we agreed to pay Mr. Molloy $5,000 per week for a period of 18 months as a consulting/severance fee, and Mr. Molloy agreed to consult with and advise our management and officers in respect of transition matters, including personnel matters, arising in connection with our acquisition of the Molloy Group and matters relating to our technology and strategic planning.

ASSIGNMENT, LICENSE AGREEMENT AND NONCOMPETITION AGREEMENT

     In connection with our acquisition of the Molloy Group in July 1999, Bruce Molloy sold his rights in certain intellectual property, including the patented Cognitive Processor, to the Molloy Group. Concurrently, Mr. Molloy entered into a license agreement with the Molloy Group permitting Mr. Molloy to use that intellectual property in certain fields which we believe are not competitive with our business. In addition, Mr. Molloy entered into a Noncompetition Agreement pursuant to which, until July 23, 2002, he agreed not to, directly or indirectly:

     - engage in competitive business activities;

     - induce or attempt to influence our employees to terminate their employment; and

     - solicit any of our customers or licensees.

LOANS TO OFFICERS

     Certain executive officers were given loans by us to purchase shares of our common stock in connection with the exercise of their outstanding options. These officers are personally liable for the principal of and interest due on their loans. Each loan is secured by the shares purchased with the proceeds of that loan. Each loan becomes due and payable three years from the date it was made or earlier if the individual's employment is terminated or he or she no longer owns the shares. These loans did not reduce our cash balance and were made at rates between 5.8% and 6.1%, which were the "applicable Federal rates" in effect under
Section 1274(d) of the Internal Revenue Code of 1986, as amended, on the date of issuance. The respective total number of shares purchased and the amounts loaned are set forth in the table below.

                                                                NUMBER OF SHARES
STOCKHOLDER                                                   ACQUIRED ON EXERCISE    LOAN AMOUNTS
-----------                                                   --------------------    ------------
Rajiv Enand.................................................        100,000             $250,000
Mark Tapling................................................        340,000              887,500
Mark Finkel.................................................        300,000              750,000
Lou Venezia.................................................         99,000              119,790
Richard Koloski.............................................         26,220               51,076
Richard Joslin..............................................         61,750              125,395
Susie Sedlacek..............................................         42,500              138,750

     On January 24, 1999, our former President exercised options to purchase 86,956 shares of common stock at a purchase price of $2.30 per share. A promissory note in the amount of $199,999 was issued in conjunction with the sale. The note bears interest at the applicable federal rate defined in the Internal Revenue Code.

STOCK EXERCISES BY EXECUTIVE OFFICERS

     The following table sets forth exercises of options to acquire shares of our common stock by our executive officers in the current fiscal year. All purchases of shares of our common stock during 2000 by executive officers were pursuant to the exercise of their outstanding options.

                                                       PRICE PER     SHARE
STOCKHOLDER                                              SHARE      AMOUNTS      ISSUANCE DATE
-----------                                            ---------    -------    -----------------
Rajiv Enand..........................................    $2.50      100,000    January 19, 2000
Mark Tapling.........................................     3.60       37,500    January 31, 2000
                                                          1.00        2,500    January 31, 2000
                                                          2.50      300,000    February 29, 2000
Mark Finkel..........................................     2.50      300,000    January 31, 2000
Lou Venezia..........................................     1.21       99,000    January 31, 2000
Richard Koloski......................................     1.21       11,220    January 31, 2000
                                                          2.50       15,000    February 29, 2000
Richard Joslin.......................................     0.94       12,000    January 31, 2000
                                                          0.94        2,250    January 31, 2000
                                                          2.30       15,000    January 31, 2000
                                                          1.00        2,500    January 31, 2000
                                                          2.50       30,000    February 29, 2000
Susie Sedlacek.......................................     5.10       12,500    January 31, 2000
                                                          2.50       30,000    February 29, 2000

STOCK OPTION GRANTS TO EXECUTIVE OFFICERS

     The following table sets forth grants of options to purchase shares of our common stock to our executive officers in the current fiscal year.

                                                        PRICE PER     SHARE
STOCKHOLDER                                               SHARE      AMOUNTS     ISSUANCE DATE
-----------                                             ---------    -------    ----------------
Mark Tapling..........................................    $2.50      300,000    January 19, 2000
Mark Finkel...........................................     2.50      300,000    January 31, 2000
Lisa Neal-Graves......................................     6.00      155,000        May 18, 2000
Roberto Aguas.........................................     7.00      100,000      March 18, 2000
Richard Koloski.......................................     2.50       15,000    January 19, 2000
Richard Joslin........................................     2.50       30,000    January 19, 2000
Susie Sedlacek........................................     2.50       30,000    January 19, 2000

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of June 30, 2000, as adjusted to reflect the sale of common stock in this offering (assuming no exercise of the underwriters' over-allotment option) by:

     - each person (or group of affiliated persons) known by us to be the beneficial owner of more than five percent of our outstanding common stock;

     - each of the Chief Executive Officer and our other four most highly compensated executive officers;

     - each of our directors; and

     - all of our directors and the Chief Executive Officer and our executive officers as a group.

                                                          SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                              OWNED PRIOR             OWNED AFTER
                                                           TO OFFERING(1)(2)        OFFERING(1)(2)
                                                         ---------------------    -------------------
NAME OF BENEFICIAL OWNER                                   NUMBER      PERCENT          PERCENT
------------------------                                 ----------    -------    -------------------
Norwest Equity Partners V, LLP(3)......................   2,662,913     13.9%            11.3%
  Suite 250
  245 Lytton Avenue
  Palo Alto, CA 94301
Kevin Hall(3)(4).......................................   2,692,913     14.1%            11.4%
  c/o Norwest Equity
  Partners V, LLP
  Suite 250
  245 Lytton Avenue
  Palo Alto, CA 94301
Jeffrey Pepper(5)......................................   2,383,614     12.5%            10.1%
  c/o ElderVision.Net Inc.
  215 Allegheny Avenue
  Oakmont, PA 15139
C.E. Unterberg, Towbin L.P.(6)(7)......................   2,674,134     14.0%            11.3%
  10 East 50th Street
  New York, NY 10022
Geocapital III, L.P.(8)................................   1,788,574      9.4%             7.6%
  2 Executive Drive
  Fort Lee, NJ 07024
Poly Ventures II, L.P.(9)..............................   1,598,886      8.4%             6.8%
  910 Route 110
  Farmingdale, NY 11735
Susanne Harrison(9)(10)................................   1,628,886      8.5%             6.9%
  c/o Poly Ventures II, L.P.
  910 Route 110
  Farmingdale, NY 11735
Rajiv Enand(11)........................................   1,592,470      8.4%             6.8%
  c/o ServiceWare Technologies, Inc.
  333 Allegheny Avenue
  Oakmont, PA 15139
Bruce Molloy(6)........................................   1,397,662      7.3%             5.9%
  c/o ServiceWare Technologies, Inc.
  333 Allegheny Avenue
  Oakmont, PA 15139
Lovett Miller Venture Fund II, LP(12)..................     838,095      4.4%             3.5%
  c/o Scott Miller, Managing Director
  100 North Tampa Street
  Suite 2675
  Tampa, FL 33602

                                                          SHARES BENEFICIALLY     SHARES BENEFICIALLY
                                                              OWNED PRIOR             OWNED AFTER
                                                           TO OFFERING(1)(2)        OFFERING(1)(2)
                                                         ---------------------    -------------------
NAME OF BENEFICIAL OWNER                                   NUMBER      PERCENT          PERCENT
------------------------                                 ----------    -------    -------------------
Timothy Wallace(13)....................................      57,000        *                *
  c/o ServiceWare Technologies, Inc.
  333 Allegheny Avenue
  Oakmont, PA 15139
Mark Tapling(14).......................................     415,000      2.2%             1.8%
Lisa Neal-Graves.......................................          --       --               --
Roberto Aguas..........................................          --       --               --
Richard Joslin(15).....................................      73,750        *                *
Lou Venezia(16)........................................     281,606      1.5%             1.2%
All directors and executive officers as a group (10
  persons).............................................   8,139,287     42.6%            34.1%

---------------
  *  Less than 1%

 (1) The number of shares beneficially owned by each stockholder is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and also any shares which the individual or entity has a right to acquire within 60 days of June 30, 2000 through the exercise of any stock option, warrant or other right. The inclusion herein of such shares, however, does not constitute an admission that the named stockholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares such power with his or her spouse) with respect to all shares of capital stock listed as owned by such person or entity.

 (2) Applicable percentage of ownership is based on 19,039,371 shares of common stock outstanding on June 30, 2000, assuming conversion of all outstanding convertible preferred stock into common stock and exercise of all then outstanding options and warrants, and 23,539,371 shares of common stock outstanding after the completion of this offering.

 (3) Includes (a) 225,000 shares of common stock currently issued, (b) 1,722,294 shares of common stock issuable upon conversion of Series C preferred stock held by Norwest, (c) 360,000 shares of common stock issuable upon conversion of Series D preferred stock held by Norwest, (d) 70,000 shares of common stock issuable to Norwest upon issuance to the holders of our Series A preferred stock and Series B preferred stock of an aggregate of 593,080 shares of common stock in payment of dividends accrued on the Series A preferred stock and Series B preferred stock through July 29, 1997 and June 29, 1998, respectively, (d) 71,333 shares of common stock issuable upon the exercise of outstanding warrants, and (e) 214,286 shares of common stock issuable upon conversion of Series F preferred stock held by Norwest. The sole general partner of Norwest is Itasca Partners V, L.L.P., whose managing partners are John E. Lindahl and George J. Still, Jr., and whose administrative partner is John P. Whaley. As a result of these relationships, Itasca, Mr. Lindahl, Mr. Still and Mr. Whaley may be deemed to own beneficially the common stock owned by Norwest. Each of Itasca, Mr. Lindahl, Mr. Still and Mr. Whaley disclaim beneficial ownership of our common stock and other securities owned beneficially by Norwest, other than, with respect to Itasca, its beneficial interest in such securities as general partner of Norwest and, with respect to Mr. Lindahl, Mr. Still and Mr. Whaley, their respective beneficial interests in such securities through their interest in Itasca.

 (4) Includes 30,000 shares of common stock issuable upon the exercise of options exercisable within 60 days. Mr. Hall may be deemed to own beneficially the common stock owned by Norwest because he is affiliated with the general partner of Norwest. Mr. Hall disclaims beneficial ownership of the common stock and other of our securities owned beneficially by Norwest, other than his beneficial interest in such securities through his interest in the general partner of Norwest.

 (5) Includes an aggregate of 210,000 shares owned by two separate trusts of which Mr. Pepper is co-trustee and his children are beneficiaries. Mr. Pepper is one of our co-founders and previously served as our CEO.

 (6) Includes options to purchase 4,125 shares of our common stock exercisable within 60 days.

 (7) Includes 611,501 shares held by C.E. Unterberg, Towbin Capital Partners I, LP; 490,938 shares held by Unterberg, Harris Private Equity Partners, L.P.; 332,680 shares held by C.E. Unterberg, Towbin L.P.; 357,143 shares held by C.E. Unterberg, Towbin Private Equity Partners II, L.P.; 266,666 shares held by Tamar Technology Investors (Delaware) L.P.; 206,225 shares held by Thomas I. Unterberg, a managing director of C.E. Unterberg, Towbin L.P.; 127,689 shares held by Unterberg, Harris Interactive Media LP, CV; 104,860 shares held by Unterberg, Harris Private Equity Partners, CV; 17,991 shares held by C.E. Unterberg, Towbin LLC; 11,995 shares held by A. Robert Towbin, a managing director of C.E. Unterberg, Towbin L.P.; 4,000 shares held by Estelle Konviser, a managing director of C.E. Unterberg, Towbin L.P.; 2,666 shares held by Andrew Blum, a managing director of C.E. Unterberg, Towbin L.P.; and an aggregate of 75,816 shares held by three trusts, one limited liability company, one sole proprietorship and one 401(k) profit sharing account, all of which have beneficiaries or trustees who are affiliated with managing directors of C.E. Unterberg, Towbin. The information disclosed in this footnote includes shares of common stock issuable upon conversion of Series D preferred stock, Series E preferred stock and Series F preferred stock and upon exercise of 63,964 warrants and options.

 (8) Includes (a) 47,386 shares of common stock currently issued, (b) 1,264,408 shares of common stock issuable upon conversion of Series B preferred stock held by Geocapital, (c) 133,333 shares of common stock issuable upon conversion of Series D preferred stock held by Geocapital, (d) 302,494 shares of common stock issuable to Geocapital in payment of dividends accrued on the Series B preferred stock through June 29, 1998, (e) 26,667 shares of common stock issuable upon exercise of outstanding warrants, and
     (f) 14,286 shares of common stock issuable upon conversion of Series F preferred stock held by Geocapital.

 (9) Includes (a) 45,454 shares of common stock currently issued, (b) 731,169 shares of common stock issuable upon conversion of Series A preferred stock held by Poly Ventures, (c) 481,677 shares of common stock issuable upon conversion of Series B preferred stock held by Poly Ventures, (d) 40,000 shares of common stock issuable upon conversion of Series D preferred stock held by Poly Ventures, (e) an aggregate of 290,586 shares of common stock issuable to Poly Ventures in payment of dividends accrued on Series A preferred stock and Series B preferred stock through July 29, 1997 and June 29, 1998, respectively, and (f) 10,000 shares of common stock issuable upon exercise of outstanding warrants.

(10) Includes 30,000 shares of common stock issuable upon the exercise of options exercisable within 60 days. Ms. Harrison may be deemed to own beneficially the common stock owned by Poly Ventures because she is a general partner of Poly Ventures. Ms. Harrison disclaims beneficial ownership of the common stock and other of our securities owned by Poly Ventures, other than her beneficial interest in such securities through her partnership interest in Poly Ventures.

(11) Includes an aggregate of 119,000 shares owned by two separate trusts of which Mr. Enand is co-trustee and his children are beneficiaries.

(12) Includes (a) 666,666 shares of common stock issuable upon conversion of Series D preferred stock held by Lovett Miller, (b) 71,429 shares of common stock issuable upon conversion of Series F Preferred stock held by Lovett Miller, and (c) 100,000 shares of common stock issuable upon exercise of outstanding warrants.

(13) Consists of shares issuable upon the exercise of options exercisable within 60 days.

(14) Includes options to purchase 75,000 shares of our common stock exercisable within 60 days.

(15) Includes options to purchase 12,000 shares of our common stock exercisable within 60 days.

(16) Includes options to purchase 23,000 shares of our common stock exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 100 million shares of common stock, par value $0.01 per share, and five million shares of undesignated preferred stock, par value $0.01 per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our Certificate of Incorporation, as amended, and our Bylaws.

COMMON STOCK

     As of June 30, 2000, there were 19,039,371 shares of common stock outstanding, held of record by approximately 130 stockholders. These amounts assume:

     - the conversion of all outstanding shares of preferred stock into 10,822,023 shares of common stock, and

     - the conversion of accrued dividends on preferred stock into 677,480 shares of common stock, which is to occur upon completion of this offering.

     In addition, as of June 30, 2000, there were 2,657,960 shares of common stock subject to outstanding options. Upon completion of this offering, there will be 23,539,371 shares of common stock outstanding, assuming no additional exercise of outstanding stock options or warrants.

     Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock may receive ratably any dividends that our Board of Directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock that we will issue upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Prior to this offering, we had six series of convertible preferred stock:
Series A, Series B, Series C, Series D, Series E and Series F. As of June 30, 2000, the number of outstanding shares of each series of our preferred stock was:

     - 243,723 shares of Series A;

     - 1,058,574 shares of Series B;

     - 1,111,111 shares of Series C;

     - 2,400,000 shares of Series D;

     - 2,647,984 shares of Series E; and

     - 1,325,000 shares of Series F

     Upon the closing of this offering, all outstanding shares of our Series A preferred stock and accrued dividends payable in common stock, Series B preferred stock and accrued dividends payable in common stock, Series C preferred stock after giving effect to certain anti-dilution adjustments, Series D preferred stock, Series E preferred stock and Series F preferred stock will be converted into the following number of shares of common stock:

     - Series A: 731,169 shares

     - Series B: 1,806,290 shares

     - Series C: 1,722,294 shares

     - Series D: 2,400,000 shares

     - Series E: 2,647,984 shares

     - Series F: 1,514,286 shares

     These classes of preferred stock will be canceled and thereafter, our Board of Directors will have the authority, without further action by the stockholders, to issue up to five million shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change of control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

WARRANTS

     As of June 30, 2000, there were warrants outstanding to purchase 748,621 shares of our common stock. The warrants expire at various dates through December 10, 2006.

REGISTRATION RIGHTS

     After conversion of our existing preferred stock and the conversion of dividends into common shares the holders of 16,975,336 shares of common stock and warrants to purchase 730,306 shares of our common stock are entitled to require us to register the sales of their shares under the Securities Act pursuant to the terms of an agreement between us and the holders of these securities. Subject to limitations specified in this agreement, and subject to an agreement by any underwriter possessing registration rights that the underwriter's demand registration rights will expire five years from the effective date of this offering and the underwriter's piggyback registration rights will expire seven years from the effective date of this offering, these registration rights include the following:

     - an unlimited number of piggyback registration rights that require us to register sales of a holder's shares when we undertake a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register;

     - two demand registration rights that holders may exercise no sooner than six months after this offering, which require us to register sales of a holder's shares; and

     - an unlimited number of rights to require us to register sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration following such time as we qualify for the use of this form of registration with the Securities and Exchange Commission.

     We will bear all registration expenses with respect to piggyback and demand registrations if these registration rights are exercised, other than underwriting discounts and commissions, however Form S-3 registration expenses will be paid pro rata by the holders whose securities are included in such Form S-3 registration. These registration rights terminate as to a holder's shares when that holder may sell all such shares within two successive three-month periods without registration under the Securities Act.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     Our Certificate of Incorporation, as amended, and Bylaws, which will be effective upon the closing of this offering, divide the Board of Directors into three classes as nearly equal in size as possible, with each class serving a three-year term. The terms are staggered, so that one-third of the Board of Directors is to be elected each year. The classification of our Board of Directors is as follows:

     - Susanne Harrison and Rajiv Enand are Class I directors with their terms of office expiring in 2001;

     - Timothy Wallace and Kevin Hall are Class II directors with their terms expiring in 2002; and

     - Bruce Molloy and Mark Tapling are Class III directors with their terms of office expiring in 2003.

     The classification of the Board of Directors could have the effect of making it more difficult than otherwise for a third party to acquire control of us, because it would typically take more than a year for a majority of the stockholders to elect a majority of our Board of Directors. In addition, our Certificate of Incorporation and Bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if it is properly brought before the meeting, and may not be taken by written action in lieu of a meeting. The Bylaws also provide that special meetings of the stockholders may be called only by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Under our Bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders must comply with various advance notice requirements. Finally, our Certificate of Incorporation and Bylaws do not permit stockholders to take any action without a meeting.

DELAWARE ANTI-TAKEOVER PROVISIONS

     We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

     - the Board of Directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

     - upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

     - at or after the date the person became an interested stockholder, the Board of Directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

     A "business combination" generally includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. In general, an "interested stockholder" is a person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

LISTING

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "SVCW".

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company, Inc. will serve as transfer agent and registrar for the common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our securities. Upon completion of this offering, based upon the number of shares outstanding at June 30, 2000 and assuming no exercise of outstanding options or warrants that do not expire on consummation of this offering, there will be 23,539,371 shares of common stock outstanding. Of these shares, the 4,500,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

     The remaining 19,039,371 shares of common stock are deemed "restricted securities" under Rule 144. Of the restricted securities 32,500 shares are immediately eligible for re-sale and approximately 588,806 additional shares of common stock, which are not subject to lock-up restrictions, will be eligible for sale in the public market in accordance with Rule 144 or Rule 701 under the Securities Act beginning 90 days after the effective date of the registration statement, subject to holding periods and other requirements of Rule 144. Upon expiration of the lock-up restrictions, 180 days and 365 days after the date of this prospectus, approximately 18,328,065 and 120,000 additional shares of common stock, respectively, will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act.

LOCK-UP RESTRICTIONS

     We and our executive officers, directors and the majority of our current stockholders, who own in the aggregate 18,328,065 shares of common stock, including the conversion of all outstanding shares of preferred stock into common stock, the exercise of all outstanding warrants that would otherwise expire upon the consummation of this offering and conversion of accrued dividends on preferred stock into common stock, have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock beneficially owned during the 180-day period following the date of this prospectus, subject to limited exceptions, without the prior written consent of C.E. Unterberg, Towbin. C.E. Unterberg, Towbin, on behalf of the underwriters, may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up restrictions. Furthermore, affiliates of C.E. Unterberg, Towbin have agreed to a similar restriction in respect of 120,000 shares of common stock to be received in connection with the conversion of Series F Preferred Stock held by them for a 365-day period following the date of this prospectus.

RULE 144

     In general, under Rule 144 as currently in effect, after the expiration of the lock-up restrictions, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 235,000 shares immediately after this offering; and

     - the average weekly trading volume of our common stock during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice and the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, may sell these shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144.

RULE 701

     Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 90 days after the effective date of the registration statement without complying with the holding period requirement and that non-affiliates may sell such shares in reliance on Rule 144 90 days after the effective date of the registration statement without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

OPTIONS

     We intend to file a registration statement on Form S-8 under the Securities Act to register approximately 6.5 million shares of common stock issuable under our stock incentive plans and our stock purchase plan approximately 90 days after the consummation of this offering. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements noted above, if applicable.

REGISTRATION RIGHTS

     The holders of 16,975,336 shares of our common stock that will be outstanding after this offering and the holders of warrants to purchase 730,306 shares of our common stock are entitled to require us to register the sale of their shares under the Securities Act.

EFFECT OF SALES OF SHARES

     Prior to this offering, there has been no public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of our common stock or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

             MATERIAL U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

GENERAL

     We intend to offer a portion of this offering outside of the United States. This section summarizes the material U.S. federal tax consequences to holders of common stock that are non-U.S. holders. In general, you are a non-U.S. holder if you are:

     - an individual who is a nonresident alien of the U.S.;

     - a corporation organized or created under non-U.S. law; or

     - an estate or trust that is not taxable in the U.S. on its worldwide income.

     If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding common stock, we suggest that you consult your tax advisor.

     This discussion does not address all aspects of U.S. federal taxation, and in particular is limited in the following ways:

     - the discussion assumes that you hold your common stock as a capital asset (that is, for investment purposes), and that you do not have a special tax status;

     - the discussion does not consider tax consequences that depend upon your particular tax situation in addition to your ownership of the common stock;

     - the discussion does not consider special tax provisions that may be applicable to you if you have relinquished U.S. citizenship or residence;

     - the discussion is based on current law, and changes in the law may change the tax treatment of the common stock; and

     - the discussion does not cover state, local or foreign law.

     We have not requested a ruling from the Internal Revenue Service, or IRS, on the tax consequences of owning the common stock. As a result, the IRS could disagree with portions of this discussion.

     We suggest that you consult your tax advisors about the tax consequences of holding and disposing of the common stock in your particular situation.

DIVIDENDS

     We do not anticipate paying cash dividends on the common stock in the foreseeable future. See "Dividend Policy." If we pay you dividends, such dividends generally will be subject to U.S. withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty.

     Under current U.S. Treasury regulations, dividends paid before January 1, 2001 to an address outside the U.S. are presumed to be paid to a resident of the country of address, unless the payer has knowledge to the contrary, for purposes of withholding and determining the applicability of a tax treaty rate. Under U.S. Treasury regulations applicable to dividends paid after December 31, 2000, however, you will be required to satisfy certain certification requirements in order to establish your entitlement to a lower applicable treaty withholding rate.

     You may claim an exemption from withholding on the ground that the dividends are effectively connected with a U.S. trade or business. To claim this exemption, you must satisfy certain certification requirements. However, dividends exempt from U.S. withholding because they are effectively connected generally are subject to U.S. federal income tax on a net income basis at the regular graduated tax rates. These rules might be altered by an applicable tax treaty. If you are a corporation, any effectively connected dividends received by you may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or a lower rate specified by an applicable income tax treaty.

     You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 2000 dividends on your possible investment in common stock.

     You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

     You generally will not be subject to U.S. federal income tax on a sale or other disposition of the common stock unless one of the following applies:

     - the gain is effectively connected with a trade or business you conduct in the U.S. or, under a treaty, the gain is attributable to a permanent establishment you have in the U.S. In this case, you generally will be taxed on your net gain on the sale under the regular graduated U.S. federal income tax rates. If you are a foreign corporation, you may be subject to an additional branch profits tax at a 30% rate, unless an applicable income tax treaty provides for a lower rate.

     - you are an individual and are present in the U.S. for 183 or more days in the taxable year of the disposition and certain other conditions are met. In this case, you generally will be subject to a flat 30% tax on your gain from the sale.

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which you held the common stock, and certain other conditions apply. We believe that we never have been, are not currently, and are not likely in the future to become, a U.S. real property holding corporation for U.S. federal income tax purposes.

FEDERAL ESTATE TAX

     If you are an individual who owns or is treated as owning common stock at the time of your death, you will be required to include the value of the common stock in your gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     We must report annually to the IRS the amount of dividends paid to you and the tax withheld with respect to the dividends. These requirements apply even if withholding was not required on payments to you. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in your country of residence.

     Backup withholding tax generally may be imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2001 to non-U.S. holders. Final U.S. Treasury regulations, which generally will apply to dividends paid after December 31, 2000, will affect the procedures to be followed by a non-U.S. holder in establishing its foreign status.

     As a general matter, information reporting and backup withholding will not apply to a payment to you by or through a foreign office of a foreign broker of the proceeds of a sale of common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to such a payment if the broker:

     - is a U.S. person;

     - is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

     - is a controlled foreign corporation as defined in the Internal Revenue Code; or

     - is a foreign partnership with certain U.S. connections (for payments made after December 31, 2000).

     Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that you are a non-U.S. holder and certain conditions are met or you otherwise establish an exemption.

     Payment of the proceeds of a sale of common stock by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you certify to the payer in the manner required as to your non-U.S. status under penalties of perjury or otherwise establish an exemption.

     Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against your U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

     The foregoing discussion is only a summary of certain U.S. federal income and estate tax consequences of the ownership, sale or other disposition of common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of the common stock, including the effect of any state, local, foreign or other tax laws and any applicable income or estate tax treaties.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement between us and the underwriters who are represented by C.E. Unterberg, Towbin, the underwriters have severally agreed to purchase from us the following respective number of shares of common stock less the underwriting discounts and commissions set forth on the cover page of this prospectus.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
C.E. Unterberg, Towbin......................................  4,500,000
                                                              --------
          Total.............................................  4,500,000
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock set forth above, other than shares of our common stock covered by the over-allotment option described below, if they purchase any of the shares. Those obligations are subject, however, to various conditions, including the approval of legal matters by their counsel.

     We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

     The underwriters propose to offer the shares of our common stock directly to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession not to exceed $0.29 per share. The underwriters may allow, and such selected dealers may reallow, a concession not to exceed $0.10 per share. After the commencement of this offering, the public offering price and the concessions may be changed by the underwriters.

     We have granted to the underwriters an option to purchase in the aggregate up to 675,000 additional shares to be sold in this offering at the public offering price less the underwriting discounts set forth on the cover page of this prospectus. The underwriters may exercise this option solely to cover over-allotments, if any. The option may be exercised in whole or in part at any time within 30 days after the date of this prospectus. To the extent the option is exercised, the underwriters will be severally committed, subject to several conditions, including the approval of legal matters by their counsel, to purchase the additional shares of common stock in proportion to their respective purchase commitments as indicated in the preceding table.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The following table shows the underwriters' discounts to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                      PER SHARE                    TOTAL
                                                ----------------------    ------------------------
                                                 WITHOUT       WITH        WITHOUT         WITH
                                                  OVER-        OVER-        OVER-         OVER-
                                                ALLOTMENT    ALLOTMENT    ALLOTMENT     ALLOTMENT
                                                ---------    ---------    ----------    ----------
Underwriting discounts and commissions payable
  by us.......................................    $0.49        $0.49      $2,205,000    $2,535,750

     C.E. Unterberg, Towbin, one of our underwriters, is an affiliate of our company. See "Principal Stockholders." The offering, therefore, is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. Rule 2720 requires that the initial public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting certain standards. Accordingly, Burnham Securities Inc. is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of common stock will be no higher than recommended by Burnham Securities Inc. Burnham Securities Inc. will receive $50,000 as a fee for serving as the "qualified independent underwriter," plus reimbursement of expenses. In addition, Burnham

Securities Inc. will be a selected dealer in the offering, and will purchase shares of common stock at the public offering price set forth on the cover page of this prospectus less the selling commission, and resell the shares of common stock to its clients.

     From time to time, C.E. Unterberg, Towbin has provided financial services to us and, in connection with our acquisition of the Molloy Group in July 1999, to the Molloy Group as well. Additionally in August 1999 we paid C.E. Unterberg, Towbin L.P. $210,000 as a finder's fee in consideration for its services in identifying potential purchasers of our Series D convertible preferred stock. C.E. Unterberg, Towbin also served as an advisor to the Molloy Group during our July 1999 acquisition of the Molloy Group, but did not receive compensation for these services.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,637,395. The offering of the shares is made for delivery, when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of our shares in whole or in part.

     At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the number of shares of common stock to be sold in this offering to persons associated with us, such as associates of some of our employees and selected employees of companies with which we are developing or have commercial relationships. The number of shares available for sale to the general public will be reduced to the extent any reserved shares are purchased. Any reserved shares not so purchased will be offered by the underwriters on the same basis as the other shares offered hereby and will not be subject to resale restrictions.

     We and our executive officers, directors and a majority of our current shareholders, who own in the aggregate 18,328,065 shares of common stock, including the conversion of all outstanding shares of preferred stock into common stock, the exercise of all outstanding warrants that would otherwise expire upon the consummation of this offering and conversion of accrued dividends on preferred stock into common stock, have agreed not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase, pledge or otherwise dispose of, or, in any manner, transfer all or a portion of the economic consequences associated with the ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock beneficially owned during the 180-day period following the date of this prospectus, subject to limited exceptions, without the prior written consent of C.E. Unterberg, Towbin. Furthermore, affiliates of C.E. Unterberg, Towbin have agreed to a similar restriction in respect of 120,000 shares of common stock to be received in connection with the conversion of Series F Preferred Stock held by them for a 365-day period following the date of this prospectus.

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price has been determined through negotiations among us and representatives of the underwriters. The primary factors considered in determining the public offering price were:

     - our financial and operating history and condition;

     - market valuations of other companies engaged in activities similar to ours;

     - our prospects and prospects for the industry in which we do business in general;

     - our management;

     - prevailing equity market conditions; and

     - the demand for securities considered comparable to ours.

     In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in our common stock for their own account by selling more shares of common stock than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to them. In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Our common stock has been approved for listing on the Nasdaq National Market under the symbol "SVCW."

                                 LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon by Morgan, Lewis & Bockius LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     Our consolidated financial statements at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999, appearing in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement, of which this prospectus forms a part, on Form S-1 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are materially complete, however, where such contract is an exhibit to the registration statement, each such statement is supplemented by the provisions of such exhibit, to which such reference is hereby made. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048.

     As a result of this offering, we will become subject to information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

     The Securities and Exchange Commission maintains a World Wide Web site that contains reports, including our registration statement on Form S-1, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's Web site is http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SERVICEWARE TECHNOLOGIES, INC.
  Report of Independent Auditors............................    F-2
  Consolidated Balance Sheets...............................    F-3
  Consolidated Statements of Operations.....................    F-4
  Consolidated Statements of Shareholders' Equity (Capital
     Deficiency)............................................    F-5
  Consolidated Statements of Cash Flows.....................    F-7
  Notes to Consolidated Financial Statements................    F-8

MOLLOY GROUP, INC.
  Report of Independent Auditors............................   F-24
  Balance Sheets............................................   F-25
  Statements of Operations..................................   F-26
  Statements of Changes in Stockholders' Equity (Capital
     Deficiency)............................................   F-27
  Statements of Cash Flows..................................   F-28
  Notes to Financial Statements.............................   F-29

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
ServiceWare Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of ServiceWare Technologies, Inc. (formerly ServiceWare.com, Inc), as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity (capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ServiceWare Technologies, Inc. at December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Pittsburgh, Pennsylvania
January 28, 2000

                         SERVICEWARE TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,                  JUNE 30,
                                                              -------------------------   -------------------------
                                                                 1998          1999          2000          2000
                                                              -----------   -----------   -----------   -----------
                                                                                                        (UNAUDITED)
                                                                                          (UNAUDITED)    PRO FORMA
ASSETS
Current assets
  Cash and cash equivalents.................................  $   890,952   $ 6,623,033   $ 9,675,684
  Accounts receivable, less allowance for doubtful accounts
    of $241,788 in 1998, $312,206 in 1999 and $319,706 as of
    June 30, 2000...........................................    3,246,364     3,282,745     4,998,061
  Other current assets......................................      483,147       456,533       820,793
                                                              -----------   -----------   -----------
Total current assets........................................    4,620,463    10,362,311    15,494,538
Long term assets
  Purchased technology, net of amortization of $259,199 in
    1999 and $555,425 as of June 30, 2000...................           --     1,518,168     1,221,942
Property and equipment:
  Office furniture, equipment, and leasehold improvements...      916,346     1,162,078     1,224,458
  Computer equipment........................................    2,237,040     3,468,761     4,462,658
                                                              -----------   -----------
  Total property and equipment..............................    3,153,386     4,630,839     5,687,116
  Less accumulated depreciation.............................   (1,467,053)   (2,635,341)   (3,292,704)
                                                              -----------   -----------
  Property and equipment, net...............................    1,686,333     1,995,498     2,394,412
  Intangible assets, net of accumulated amortization of
    $2,203,580 in 1999 and $4,730,491 as of June 30, 2000...           --    12,695,588    10,177,177
  Other long term assets....................................       50,000       162,338       857,713
Total long term assets......................................    1,736,333    16,371,592    14,651,244
                                                              -----------   -----------   -----------
Total assets................................................  $ 6,356,796   $26,733,903   $30,145,782
                                                              ===========   ===========   ===========
LIABILITIES AND SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)
Current liabilities
  Revolving line of credit..................................  $ 1,450,000   $ 1,250,000   $ 1,000,000
  Accounts payable..........................................      755,939       426,883     1,135,133
  Accrued compensation and benefits.........................      487,671     1,324,840     1,346,731
  Deferred revenue -- licenses and subscriptions............    3,406,863     7,055,972     6,116,458
  Deferred revenue -- services..............................    1,548,065     2,030,300     2,433,635
  Other current liabilities.................................      790,661     1,036,459     2,940,575
                                                              -----------   -----------   -----------
Total current liabilities...................................    8,439,199    13,124,454    14,972,532
Long term debt, less current portion........................      204,167     2,930,328     1,680,328
Other long term liabilities.................................       14,038        18,207        11,668
                                                              -----------   -----------   -----------
Total liabilities...........................................    8,657,404    16,072,989    16,664,528
Shareholders' equity (capital deficiency)
  Series A convertible preferred stock, $1 par in 1998 and
    1999, $0.01 par in 2000; 243,723 shares authorized,
    issued and outstanding in 1998, 1999 and 2000...........      501,316       348,261       348,261            --
  Series B convertible preferred stock, $1 par in 1998 and
    1999, $0.01 par in 2000; 1,058,574 shares authorized,
    issued and outstanding in 1998, 1999 and 2000...........    1,918,666     1,978,475     1,978,475            --
  Series C convertible preferred stock, $1 par in 1998 and
    1999, $0.01 par in 2000; 1,111,111 shares authorized,
    issued and outstanding in 1998, 1999 and 2000...........    1,720,779     1,720,779     1,720,779            --
  Series D convertible preferred stock, $1 par in 1998 and
    1999, $0.01 par in 2000; 2,400,000 shares authorized,
    issued and outstanding in 1998, 1999 and 2000...........           --     7,952,907     7,952,907            --
  Series E convertible preferred stock, $1 par in 1998 and
    1999, $0.01 par in 2000; 3,000,000 shares authorized,
    2,647,984 shares, issued and outstanding in 1998, 1999
    and 2000................................................           --     9,929,944     9,929,944            --
  Series F convertible preferred stock, $0.01 par; 1,325,000
    shares authorized, issued and outstanding in 2000.......           --            --    10,567,496            --
  Common stock and additional paid in capital, no par value
    in 1998 and 1999, $0.01 par value in 2000; 13,000,000
    authorized in 1998 and 25,000,000 shares authorized in
    1999 and 100,000,000 shares authorized in 2000;
    4,629,125, 6,388,713, 7,539,868 and 18,361,891 shares
    issued and outstanding in 1998, 1999, 2000 and pro
    forma...................................................      779,460     5,263,743    10,334,908    42,832,770
  Deferred compensation.....................................           --            --    (2,371,723)   (2,371,723)
  Warrants..................................................           --       856,734     1,283,534     1,283,534
  Note receivable from common shareholders..................           --      (199,999)   (2,547,510)   (2,547,510)
  Deficit...................................................   (7,220,829)  (17,189,930)  (25,715,817)  (25,715,817)
                                                              -----------   -----------   -----------   -----------
Total shareholders' equity (capital deficiency).............   (2,300,608)   10,660,914    13,481,254    13,481,254
                                                              -----------   -----------   -----------   -----------
Total liabilities and shareholders' equity (capital
  deficiency)...............................................  $ 6,356,796   $26,733,903   $30,145,782   $30,145,782
                                                              ===========   ===========   ===========   ===========

              See accompanying notes to the financial statements.

                         SERVICEWARE TECHNOLOGIES, INC.

                            STATEMENTS OF OPERATIONS

                                          YEAR ENDED DECEMBER 31,            SIX MONTHS ENDED JUNE 30,
                                  ----------------------------------------   -------------------------
                                     1997          1998           1999          1999          2000
                                  -----------   -----------   ------------   -----------   -----------
                                                                                    (UNAUDITED)
REVENUES
  Licenses and subscriptions....  $ 9,249,904   $11,283,614   $ 13,311,177   $ 5,500,503   $11,177,854
  Services......................      436,285     1,639,623      4,340,698     1,618,896     3,465,991
                                  -----------   -----------   ------------   -----------   -----------
Total revenues..................    9,686,189    12,923,237     17,651,875     7,119,399    14,643,845
COST OF REVENUES
  Cost of licenses and
    subscriptions...............      126,413       371,769        981,657       237,039       886,430
  Cost of services..............      501,571     1,057,354      3,506,085     1,388,692     3,932,341
                                  -----------   -----------   ------------   -----------   -----------
Total cost of revenues..........      627,984     1,429,123      4,487,742     1,625,731     4,818,771
                                  -----------   -----------   ------------   -----------   -----------

GROSS MARGIN....................    9,058,205    11,494,114     13,164,133     5,493,668     9,825,074

OPERATING EXPENSES
  Sales and marketing...........    4,325,681     7,198,572     11,582,553     5,359,705     9,548,395
  Research and development......    4,400,191     5,298,241      6,848,842     3,063,546     4,432,503
  General and administrative....    1,880,551     2,800,768      2,418,292       865,364     1,257,850
  Intangible assets
    amortization................           --            --      2,203,580                   2,526,911
  Stock based compensation......           --            --             --                     544,927
                                  -----------   -----------   ------------   -----------   -----------
Total operating expenses........   10,606,423    15,297,581     23,053,267     9,288,615    18,310,586
                                  -----------   -----------   ------------   -----------   -----------

LOSS FROM OPERATIONS............   (1,548,218)   (3,803,467)    (9,889,134)   (3,794,947)   (8,485,512)

OTHER INCOME (EXPENSE)
  Interest expense..............      (12,408)      (73,061)      (221,771)      (93,152)     (232,669)
  Other (net)...................       52,533        60,083         48,558       (10,946)      192,294
                                  -----------   -----------   ------------   -----------   -----------
Other (expense) income, net.....       40,125       (12,978)      (173,213)     (104,098)      (40,375)
                                  -----------   -----------   ------------   -----------   -----------
NET LOSS........................   (1,508,093)   (3,816,445)   (10,062,347)   (3,899,045)   (8,525,887)
Less preferred dividend
  amounts.......................      (59,499)     (124,050)       (94,586)      (94,586)           --
                                  -----------   -----------   ------------   -----------   -----------
NET LOSS APPLICABLE TO COMMON
  STOCK.........................  $(1,567,592)  $(3,940,495)  $(10,156,933)  $(3,993,631)  $(8,525,887)
                                  ===========   ===========   ============   ===========   ===========
NET LOSS PER COMMON SHARE, BASIC
  AND DILUTED...................  $     (0.34)  $     (0.85)  $      (1.88)  $     (0.85)  $     (1.18)
                                  ===========   ===========   ============   ===========   ===========

SHARES USED IN COMPUTING PER
  SHARE AMOUNTS.................    4,609,051     4,621,794      5,401,652     4,682,108     7,212,350
                                  ===========   ===========   ============   ===========   ===========

              See accompanying notes to the financial statements.

                         SERVICEWARE TECHNOLOGIES, INC.

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                                                      CONVERTIBLE PREFERRED STOCK
                                     ---------------------------------------------------------------------------------------------
                                          SERIES A               SERIES B                 SERIES C                 SERIES D
                                     ------------------   ----------------------   ----------------------   ----------------------
                                     SHARES     AMOUNT     SHARES       AMOUNT      SHARES       AMOUNT      SHARES       AMOUNT
                                     -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at January 1, 1997.........  243,723   $377,577   1,058,574   $1,980,000   1,111,111   $1,720,779          --   $       --
  Exercise of stock options........       --         --          --           --          --           --          --           --
  Dividends and interest on Series
    A redeemable convertible
    preferred stock................       --     59,499          --           --          --           --          --           --
  Accretion of Series B redeemable
    convertible preferred stock....                                      405,000          --           --          --           --
  Net loss.........................       --         --          --           --          --           --          --           --
                                     -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at January 1, 1998.........  243,723    437,076   1,058,574    2,385,000   1,111,111    1,720,779          --           --
  Exercise of stock options........       --         --          --           --          --           --          --           --
  Dividends and interest on
    redeemable convertible
    preferred stock................       --     64,240          --       59,810          --           --          --           --
  Adjustment to accretion of Series
    B redeemable convertible
    preferred stock................       --         --          --     (526,144)         --           --          --           --
  Net loss.........................       --         --          --           --          --           --          --           --
                                     -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31, 1998.......  243,723    501,316   1,058,574    1,918,666   1,111,111    1,720,779          --           --
  Issuance of Series D convertible
    preferred stock and warrants,
    net of $271,251 issuance
    costs..........................       --         --          --           --          --           --   2,400,000    7,952,907
  Issuance of Series E convertible
    preferred stock, common stock,
    warrants and options to acquire
    The Molloy Group...............       --         --          --           --          --           --          --           --
  Reversal of Series A redemption
    premium........................       --   (187,832)         --           --          --           --          --           --
  Exercise of stock options........       --         --          --           --          --           --          --           --
  Dividends on preferred stock.....       --     34,777          --       59,809          --           --          --           --
  Issuance of warrant -- credit
    facility.......................       --         --          --           --          --           --          --           --
  Net loss.........................       --         --          --           --          --           --          --           --
                                     -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at December 31, 1999.......  243,723    348,261   1,058,574    1,978,475   1,111,111    1,720,779   2,400,000    7,952,907
  Issuance of Series F Convertible
    preferred stock, net of $32,504
    issuance costs (unaudited).....       --         --          --           --          --           --          --           --
  Exercise of stock options
    (unaudited)....................       --         --          --           --          --           --          --           --
  Stock based compensation
    (unaudited)....................       --         --          --           --          --           --          --           --
  Amortization of stock based
    compensation (unaudited).......       --         --          --           --          --           --          --           --
  Net loss (unaudited).............       --         --          --           --          --           --          --           --
                                     -------   --------   ---------   ----------   ---------   ----------   ---------   ----------
Balance at June 30, 2000
  (unaudited)......................  243,723   $348,261   1,058,574   $1,978,475   1,111,111   $1,720,779   2,400,000   $7,952,907
                                     =======   ========   =========   ==========   =========   ==========   =========   ==========

                                               CONVERTIBLE PREFERRED STOCK
                                     ------------------------------------------------
                                            SERIES E                 SERIES F
                                     ----------------------   -----------------------
                                      SHARES       AMOUNT      SHARES       AMOUNT
                                     ---------   ----------   ---------   -----------
Balance at January 1, 1997.........         --   $       --          --   $        --
  Exercise of stock options........         --           --          --            --
  Dividends and interest on Series
    A redeemable convertible
    preferred stock................         --           --          --            --
  Accretion of Series B redeemable
    convertible preferred stock....         --           --          --            --
  Net loss.........................         --           --          --            --
                                     ---------   ----------   ---------   -----------
Balance at January 1, 1998.........         --           --          --            --
  Exercise of stock options........         --           --          --            --
  Dividends and interest on
    redeemable convertible
    preferred stock................         --           --          --            --
  Adjustment to accretion of Series
    B redeemable convertible
    preferred stock................         --           --          --            --
  Net loss.........................         --           --          --            --
                                     ---------   ----------   ---------   -----------
Balance at December 31, 1998.......         --           --          --            --
  Issuance of Series D convertible
    preferred stock and warrants,
    net of $271,251 issuance
    costs..........................         --           --          --            --
  Issuance of Series E convertible
    preferred stock, common stock,
    warrants and options to acquire
    The Molloy Group...............  2,647,984    9,929,944          --            --
  Reversal of Series A redemption
    premium........................         --           --          --            --
  Exercise of stock options........         --           --          --            --
  Dividends on preferred stock.....         --           --          --            --
  Issuance of warrant -- credit
    facility.......................         --           --          --            --
  Net loss.........................         --           --          --            --
                                     ---------   ----------   ---------   -----------
Balance at December 31, 1999.......  2,647,984    9,929,944          --            --
  Issuance of Series F Convertible
    preferred stock, net of $32,504
    issuance costs (unaudited).....         --           --   1,325,000    10,567,496
  Exercise of stock options
    (unaudited)....................         --           --          --            --
  Stock based compensation
    (unaudited)....................         --           --          --            --
  Amortization of stock based
    compensation (unaudited).......         --           --          --            --
  Net loss (unaudited).............         --           --          --            --
                                     ---------   ----------   ---------   -----------
Balance at June 30, 2000
  (unaudited)......................  2,647,984   $9,929,944   1,325,000   $10,567,496
                                     =========   ==========   =========   ===========

              See accompanying notes to the financial statements.

                         SERVICEWARE TECHNOLOGIES, INC.

      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                                                                          NOTE                          TOTAL
                                 COMMON STOCK AND                                      RECEIVABLE                   SHAREHOLDERS'
                            ADDITIONAL PAID IN CAPITAL                                    FROM                         EQUITY
                            ---------------------------     DEFERRED                     COMMON                       (CAPITAL
                              SHARES         AMOUNT       COMPENSATION    WARRANTS    SHAREHOLDERS     DEFICIT       DEFICIENCY)
                            -----------   -------------   ------------   ----------   ------------   ------------   -------------
Balance at January 1,
  1997....................   4,601,505     $   754,577    $        --    $       --   $        --    $ (1,833,886)   $ 2,999,047
  Exercise of stock
    options...............      11,270           6,918             --            --            --              --          6,918
  Dividends and interest
    on Series A redeemable
    convertible preferred
    stock.................          --              --             --            --            --         (59,499)            --
  Accretion of Series B
    redeemable convertible
    preferred stock.......          --              --             --            --            --        (405,000)            --
  Net loss................          --              --             --            --            --      (1,508,093)    (1,508,093)
                             ---------     -----------    -----------    ----------   -----------    ------------    -----------
Balance at January 1,
  1998....................   4,612,775         761,495             --            --            --      (3,806,478)     1,497,872
  Exercise of stock
    options...............      16,350          17,965             --            --            --              --         17,965
  Dividends and interest
    on redeemable
    convertible preferred
    stock.................          --              --             --            --            --        (124,050)            --
  Adjustment to accretion
    of Series B redeemable
    convertible preferred
    stock.................          --              --             --            --            --         526,144             --
  Net loss................          --              --             --            --            --      (3,816,445)    (3,816,445)
                             ---------     -----------    -----------    ----------   -----------    ------------    -----------
Balance at December 31,
  1998....................   4,629,125         779,460             --            --            --      (7,220,829)    (2,300,608)
  Issuance of Series D
    convertible preferred
    stock and warrants,
    net of $271,251
    issuance costs........          --              --             --       775,842            --              --      8,728,749
  Issuance of Series E
    convertible preferred
    stock, common stock,
    warrants and options
    to acquire The Molloy
    Group.................   1,512,307       4,209,882             --        34,492            --              --     14,174,318
  Reversal of Series A
    redemption premium....          --              --             --            --            --         187,832             --
  Exercise of stock
    options...............     247,281         274,401             --            --      (199,999)             --         74,402
  Dividends on preferred
    stock.................          --              --             --            --            --         (94,586)            --
  Issuance of warrant -
    credit facility.......          --              --             --        46,400            --              --         46,400
  Net loss................          --              --             --            --            --     (10,062,347)   (10,062,347)
                             ---------     -----------    -----------    ----------   -----------    ------------    -----------
Balance at December 31,
  1999....................   6,388,713     $ 5,263,743             --    $  856,734   $  (199,999)   $(17,189,930)   $10,660,914
  Issuance of Series F
    Convertible Preferred
    Stock, net of $32,504
    issuance costs
    (unaudited)...........          --              --             --            --            --              --     10,567,496
  Exercise of stock
    options (unaudited)...   1,151,155       2,538,815             --            --    (2,347,511)             --        191,304
  Stock based compensation
    (unaudited)...........          --       2,532,350     (2,532,350)           --            --              --             --
  Amortization of stock
    based compensation
    (unaudited)...........          --              --        544,927            --            --              --        544,927
  Issuance of warrants....          --              --       (426,800)      426,800            --              --             --
  Amortization of
    warrants..............          --              --         42,500            --            --              --         42,500
  Net loss (unaudited)....          --              --             --            --            --      (8,525,887)    (8,525,887)
                             ---------     -----------    -----------    ----------   -----------    ------------    -----------
Balance at June 30, 2000
  (unaudited).............   7,539,868     $10,334,908    $(2,371,723)   $1,283,534   $(2,547,510)   $(25,715,817)   $13,481,254
                             =========     ===========    ===========    ==========   ===========    ============    ===========

              See accompanying notes to the financial statements.

                         SERVICEWARE TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      SIX MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                    JUNE 30,
                                       ----------------------------------------   -------------------------
                                          1997          1998           1999          1999          2000
                                       -----------   -----------   ------------   -----------   -----------
                                                                                         (UNAUDITED)
Cash flows from operating activities
  Net loss...........................  $(1,508,093)  $(3,816,445)  $(10,062,347)  $(3,899,045)  $(8,525,887)
Adjustments to reconcile net loss to
  net cash provided by (used in)
  operations:
  Depreciation and amortization......      441,793       794,626      3,701,033       555,993     3,567,204
  Stock based compensation...........           --            --             --            --       544,927
  Changes in operating assets and
    liabilities, net of effects from
    purchase of Molloy Group:
    Accounts receivable..............   (1,814,246)     (162,003)       782,765       804,964    (1,715,316)
    Other assets.....................     (197,482)     (158,367)       105,565       (20,309)   (1,068,135)
    Accounts payable.................        2,437       426,305     (1,022,089)      430,207       708,250
    Accrued compensation and
      benefits.......................      365,769       120,576        495,095        78,489        21,891
    Other liabilities................      234,983       229,657       (233,010)     (118,880)      732,087
    Deferred revenue.................    2,794,623     1,121,223      3,098,524       230,256      (536,179)
                                       -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in)
  operating activities...............      319,784    (1,444,428)    (3,134,464)   (1,938,325)   (6,271,158)
Cash flows from investing activities
  Property and equipment
  acquisitions.......................     (395,107)   (1,136,400)    (1,080,927)     (491,231)   (1,101,280)
Payments for purchase of Molloy
  group, net of cash acquired........           --            --       (346,016)           --            --
Payment for rights to the
  "ServiceWare" name.................           --            --        (75,000)           --            --
                                       -----------   -----------   ------------   -----------   -----------
Net cash used in investing
  activities.........................     (395,107)   (1,136,400)    (1,501,943)     (491,231)   (1,101,280)
Cash flows from financing activities
  Repayments of principal of capital
  lease obligation...................     (108,580)     (217,516)      (243,535)     (119,215)      (83,711)
Repayments of principal of term
  loan...............................           --       (54,035)      (686,688)           --            --
Repayments of principal of line of
  credit.............................           --       (29,166)    (1,800,000)           --    (1,250,000)
Repayments of principal of equipment
  line...............................           --            --       (205,556)      (80,556)           --
Repayments of principal of bridge
  loans..............................           --            --     (1,800,000)           --            --
Proceeds from borrowings under
  revolving line of credit...........           --     1,450,000      4,100,000       400,000     1,000,000
Proceeds from borrowings under
  equipment line.....................           --       350,000        401,116            --            --
Proceeds from bridge loans...........                         --      1,800,000     1,800,000            --
Proceeds from stock option
  issuances..........................        6,918        17,965         74,402         7,497       191,304
Net proceeds from Series D and F
  Preferred stock issuance...........           --            --      8,728,749            --    10,567,496
                                       -----------   -----------   ------------   -----------   -----------
Net cash provided by (used in)
  financing activities...............     (101,662)    1,517,248     10,368,488     2,007,726    10,425,089
                                       -----------   -----------   ------------   -----------   -----------
Increase (decrease) in cash and cash
  equivalents........................     (176,985)   (1,063,580)     5,732,081      (421,830)    3,052,651
Cash and cash equivalents at
  beginning of period................    2,131,517     1,954,532        890,952       890,952     6,623,033
                                       ===========   ===========   ============   ===========   ===========
Cash and cash equivalents at end of
  period.............................  $ 1,954,532   $   890,952   $  6,623,033   $   469,122   $ 9,675,684
                                       ===========   ===========   ============   ===========   ===========
Supplemental disclosures of cash flow
  information:
  Cash paid for interest.............  $    12,408   $    73,061   $    232,967   $    93,152   $   221,069
                                       ===========   ===========   ============   ===========   ===========

              See accompanying notes to the financial statements.

                         SERVICEWARE TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION OF THE COMPANY

     ServiceWare Technologies, Inc. (the "Company") is a leading provider of software and content solutions that businesses use to provide an Internet-based e-service platform to their customers, partners, suppliers and employees.

     The Company's eService Suite includes software and content products which enable its customers to develop and manage a knowledge base of service-related information. Its solutions also permit the dissemination of knowledge through multiple communication channels, such as telephone, e-mail, chat and Web-based self-service. Additionally, its Internet-based knowledge portal, RightAnswers.com(TM), enables customers to access a continuously updated knowledge base of content obtained from leading technology companies as well as the Company's internally produced knowledge content. The Company also offers integration, training, consulting and maintenance services that enable its customers to realize the benefits of its eService Suite.

     The Company's products (the "Products") include:

     eService Architect. The eService Architect provides a robust set of knowledge tools that allows customers' subject matter experts and system administrators to administer, design, manage and maintain knowledge bases.

     eService Professional. The eService Professional provides a Web-based application interface for use by customer service professionals to more easily navigate through the knowledge base, view various components of the knowledge base as well as capture and revise additional knowledge.

     eService Site. The eService Site allows customers to provide Web-based self-service to their end-users.

     RightAnswers.com. RightAnswers.com is an Internet-based knowledge portal that enables customers to access a continuously updated database of problem-solution pairs in a cost effective and timely manner. RightAnswers.com is also sold in a CD-ROM version.

     The Products were not marketed in their current form prior to 2000. eService Architect, eService Professional and eService Site are derived from Knowledge Bridge, which was a product of the Molloy Group prior to its acquisition, and includes the functionality of Knowledge-Pak Architect and Knowledge-Pak Viewer, which were ServiceWare products. The predecessor of RightAnswers.com was sold on CD-ROM as Knowledge-Pak Desktop Suite. Knowledge-Pak Desktop Suite was often sold together with Knowledge-Pak Architect and Knowledge-Pak Viewer. All of these various products have been integrated in the eService Suite.

2. SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.

REVENUE RECOGNITION

     The Company's revenue recognition policy is governed by Statement of Position (SOP) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (AICPA), as amended by SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2. The Company derives its revenues from licenses and subscriptions for its Products sold directly to end-users and indirectly through distributors as well as from the provision of related services, including installation and training, consulting, customer support and maintenance contracts. Revenues are recognized only if

                         SERVICEWARE TECHNOLOGIES, INC.

persuasive evidence of an agreement exists, delivery has occurred, all significant vendor obligations are satisfied, the fee is fixed or determinable, and collection of the amount due from the customer is deemed probable. Additionally, in sales contracts that have multi-elements arrangements, we recognize revenue using the residual method. The total fair value of the undelivered elements as indicated by vendor-specific objective evidence (price charged when the undelivered element is sold individually) is deferred and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. Additional revenue recognition criteria by revenue type are listed below.

  Licenses and subscriptions revenues

     Licenses and subscriptions revenues include fees for perpetual licenses and periodic subscription licenses. The Company recognizes revenues on license fees after a non-cancelable license agreement has been signed, the product has been delivered, the fee is fixed, determinable and collectable, and there is vendor-specific objective evidence to support the allocation of the total fee to elements of a multiple-element arrangement. The Company recognizes revenues on periodic subscription licenses over the subscription term. Product returns and sales allowances (which have not been significant through June 30, 2000) are estimated and provided for at the time of sale.

     Due to the significant delay in receiving sales reports from distributors, the Company recognizes licenses revenues from distributors when the sales reports are received because at the time of delivery the fees are not fixed or determinable and collection is not probable. Accordingly, Annual Subscription Agreement (ASA) sales included in these reports are recognized on a straight-line basis over the remaining term of the contract beginning in the period that the report is received. If certain multi-element arrangements are not able to be allocated the entire arrangement is deferred and revenue is recognized over the period of the last undelivered element.

     Subscriptions revenues are derived from the sale of Annual Subscriptions Agreements for the RightAnswers.com products. These agreements provide for periodic access to the RightAnswers.com web-site or the right to receive the CD based version of RightAnswers.com for the term of the agreement. Subscription revenues are recognized on a straight-line basis over the term of the contract. Payments for subscriptions revenues are normally received in advance and are non-refundable.

  Services revenues

     Services revenues are derived from variable fees for installation, training, consulting and building customized knowledge bases as well as from fixed fees for customer support and maintenance contracts.

     Maintenance and support revenues are derived from the sale of maintenance and support contracts, which provide end-users with the right to receive maintenance releases of the licensed products, access to the support web-site and access to the customer support staff. Maintenance and support revenues are recognized on a straight-line basis over the term of the contract. Payments for maintenance and support revenues are normally received in advance and are non-refundable.

     Revenues for installation and training, system integration projects, consulting and building customized knowledge bases services are recognized as the services are performed.

  Cost of revenues

     Cost of license and subscription revenues consists primarily of the expenses related to royalties, the cost of media on which a product is delivered, product fulfillment costs, amortization of purchased technology and salaries, benefits, direct expenses and allocated overhead costs related to product fulfillment and the costs associated with maintaining our Web site.

                         SERVICEWARE TECHNOLOGIES, INC.

     Cost of services revenues consists of direct and indirect costs related to service revenues which primarily include salaries, benefits, direct expenses and allocated overhead costs related to the customer support and services personnel, fees for subcontractors and the cost associated with maintaining our customer support site.

     Deferred revenues relate to product licenses, ASAs, maintenance services, professional services, and unearned inventory sale revenue from distributors, all of which generally have been paid for in advance.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and interest-bearing money market deposits with financial institutions having original maturities of ninety days or less. Cash equivalents are stated at cost, which approximates market value. The amounts held by major financial institutions may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and, therefore, subject the Company to minimal risk.

OTHER CURRENT ASSETS

     Other current assets consists primarily of deposits and prepayments for expenses to be realized within the next year.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets (generally two to five years). Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the lease. Amortization of assets recorded under capital leases is included in depreciation expense. Capital leases are amortized over the term of the lease. Upon disposal, assets and related accumulated depreciation are removed from the Company's accounts, and the resulting gains or losses are reflected in the statement of operations.

INTANGIBLE ASSETS

     Intangible assets resulted primarily from the acquisition of Molloy Group (Note 3) and consist of the following identifiable assets:

                                                                              AMORTIZATION
DESCRIPTION                                                      AMOUNT          PERIOD
-----------                                                   ------------    ------------
Assembled workforce.........................................  $  1,041,900      2 years
Customer list...............................................     1,043,543      4 years
Noncompetition agreement....................................       345,174      3 years
Goodwill....................................................    12,393,551      3 years
                                                              ------------
Total intangible assets resulting from the Molloy
  acquisition...............................................    14,824,168
Payment for rights to the "ServiceWare" name................        75,000      3 years
                                                              ------------
Total intangible assets.....................................    14,899,168
Less accumulated amortization...............................    (2,203,580)
                                                              ------------
Intangible assets, net......................................  $ 12,695,588
                                                              ============

     Intangible assets are recorded at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives of the related assets (two to four years).

                         SERVICEWARE TECHNOLOGIES, INC.

     On an ongoing basis, when there are indicators of impairment such as declining revenues or recurring losses, the Company evaluates the carrying value of intangibles resulting from business acquisitions. If such indicators are apparent, the Company compares the carrying value of the intangibles to the estimated future undiscounted cash flows expected to be generated from the businesses acquired over the remaining life of the intangible. If the undiscounted cash flows are less than the carrying value of the intangibles, the cash flows will be discounted to present value and the intangibles will be reduced to this amount. There was no impairment for the year ended December 31, 1999.

CONCENTRATION OF CREDIT RISK/MAJOR CUSTOMERS

     Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. The Company sells its products to enterprises directly and through third-party distributors (Distributors), and the Company's customer base is dispersed across many different geographic areas throughout North America, parts of Europe, the South Pacific / Australia, and Japan. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral, such as letters of credit and bank guarantees, is required. The Company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

     One direct sales customer accounted for 15% of total revenues in 1997 and 24% of total accounts receivable at December 31, 1997.

     The Company recognized approximately $5,096,000, $6,253,000, and $7,771,000, in product revenues related to Distributor sales in 1997, 1998, and 1999, respectively. In any given year, the revenue from a single Distributor may be material to total revenue and/or total accounts receivable. For the years ended December 31, 1997, 1998 and 1999, a single Distributor, two distributors and a different single distributor accounted for approximately 12%, 15% and 17% of total revenues and 13%, 14% and 0% of total accounts receivable, respectively.

PRODUCT CONCENTRATION

     The Company currently derives the majority of its revenues from the licensing of its Products and related services. These products and services are expected to account for the majority of the Company's revenues for the foreseeable future. Consequently, a reduction in demand for these products or a decline in sales of these products, would adversely affect operating results.

RESEARCH AND DEVELOPMENT

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers provided recoverability is reasonably assured. The Company follows the "working model" approach, whereby technological feasibility is established at the time the Company has a beta customer. The Company releases updated products periodically soon after technological feasibility has been established for new enhancements. For 1997, 1998, and 1999, costs which were eligible for capitalization were insignificant and, thus, the Company has charged its software development costs to research and development expense in the accompanying statements of operations with the exception of the technology acquired from Molloy (see Note 3). The value of the purchased technology was capitalized and is being amortized on a straight line basis over 3 years.

                         SERVICEWARE TECHNOLOGIES, INC.

ADVERTISING COSTS

     Advertising and sales promotions are charged to expense during the period in which they are incurred. Total advertising and sales promotions expense for the years ended December 31, 1997, 1998, and 1999 were approximately $562,000, $675,000, and $1,039,000, respectively.

STOCK-BASED COMPENSATION

     The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 permits the Company to continue accounting for stock-based compensation as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), provided the Company discloses the pro forma effect on net income and earnings per share of adopting the full provisions of SFAS No. 123. Accordingly, the Company continues to account for stock-based compensation under APB Opinion No. 25 and has provided the required pro forma disclosures (see Note 7).

STATEMENT OF CASH FLOWS

     Noncash transactions for the years ended December 31, 1997, 1998, and 1999 include capital lease additions of approximately $395,000, $65,000 and $182,000, respectively.

USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NET LOSS PER SHARE

     In accordance with SFAS No. 128, basic and dilutive net loss per share have been computed using the weighted-average number of shares of common stock outstanding during the period.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 1998, the AICPA issued SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions. The adoption of this pronouncement for fiscal year 2000 is not expected to materially affect the Company's revenue recognition policies.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS No. 133 is not expected to have a significant impact on its financial position, results of operations or cash flows. The Company will be required to implement SFAS No. 133, as amended, for the year ending December 31, 2001.

     In December 1999, the Staff of the Securities and Exchange Commission released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenues in financial statements. Management believes the Company's revenue recognition practices are in conformity with SAB No. 101.

                         SERVICEWARE TECHNOLOGIES, INC.

UNAUDITED PRO FORMA SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

     The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of Common Stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of Series A, Series B, Series C, Series D, Series E and Series F preferred stock ("Preferred Shares") will automatically convert into 10,822,023 shares of the Company's Common Stock at a various conversion ratios as discussed in Note 7.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying unaudited balance sheet as of June 30, 2000 and related consolidated statements of operations and cash flows for the six months ended June 30, 1999 and 2000, and the unaudited consolidated statement of shareholders' equity for the six months ended June 30, 2000 have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements include all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation of the results of interim periods. Operating results for the six month period ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000.

3. ACQUISITION

     On July 23, 1999, the Company acquired the outstanding preferred stock, common stock, and warrants and stock options to purchase common stock of Molloy Group, Inc. (Molloy), a leading provider of knowledge-empowered software for strengthening customer relationships. The acquisition was effected by issuing 2,647,984 shares of Series E Preferred Stock ($9,929,944), 1,512,307 shares of common stock ($3,780,768), and 40,473 warrants ($34,492) and 393,950 options
($429,114) to purchase common stock. The options and warrants were valued using the Black-Scholes pricing model with the following assumptions: volatility of 0.6, dividend yield 0.0%, assumed forfeiture rate of 0.0%, an expected life of 3 years for options and 2 years for warrants, and an average risk-free interest rate of 5.40%. Total consideration was approximately $14.2 million plus $445,000 in transaction costs. This transaction was accounted for as a purchase in accordance with Accounting Principles Board Opinion No. 16, Business Combinations. The consideration in excess of the fair value of assets acquired and liabilities assumed in the merger of $16.6 million is classified as purchased technology and intangible assets and is being amortized over two to four years.

     The estimated fair value of the assets acquired and liabilities assumed of Molloy are as follows:

DESCRIPTION                                                 AMOUNT
-----------                                               -----------
Current assets..........................................  $   903,184
Property and equipment..................................      475,663
Purchased technology....................................    1,777,367
Intangibles.............................................   14,824,168
Other long term assets..................................       80,298
Current liabilities.....................................    3,468,996
Other long term liabilities.............................       51,905

                         SERVICEWARE TECHNOLOGIES, INC.

     The following unaudited pro forma statements of operations give effect to the Molloy acquisition as if the acquisition occurred on January 1, 1998. Basic and diluted net loss per share has been calculated utilizing the basic and diluted weighted average of ServiceWare Technologies, Inc. shares outstanding during the years adjusted for 1,512,307 shares of common stock issued July 23, 1999 for the Molloy acquisition assuming these shares were outstanding as of the beginning of the years presented.

                                                          FOR THE YEAR ENDED DECEMBER 31,
                                                          --------------------------------
                                                               1998              1999
                                                            PRO FORMA         PRO FORMA
                                                          --------------    --------------
Revenues................................................   $ 16,093,986      $ 20,305,946
Net loss................................................   $(13,507,433)     $(14,337,826)
                                                           ------------      ------------
Net loss applicable to common stock.....................   $(13,631,483)     $(14,432,412)
                                                           ============      ============
Basic and diluted net loss per share....................   $      (2.22)     $      (2.31)
Shares used in computing per share amounts..............      6,134,101         6,246,863

     The above amounts are based upon certain assumptions and estimates which the Company believes are reasonable. The pro forma results do not reflect anticipated cost savings and do not necessarily represent results which would have occurred if the Molloy acquisition had taken place at the date and on the basis assumed above.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments consisting principally of cash and cash equivalents, accounts receivable and payable, debt, and note receivable from common shareholder approximate their fair values at December 31, 1998 and 1999.

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

     Activity in the allowance for doubtful accounts is as follows:

                                                            BALANCE
                                                            --------
Balance, December 31, 1996................................  $ 19,457
Net charge to expense.....................................    79,106
Amounts written off.......................................        --
                                                            --------
Balance, December 31, 1997................................    98,563
Net charge to expense.....................................   150,875
Amounts written off.......................................    (7,650)
                                                            --------
Balance, December 31, 1998................................   241,788
Net charge to expense.....................................    90,420
Amounts written off.......................................   (20,002)
                                                            --------
Balance, December 31, 1999................................  $312,206
                                                            ========

6. DEBT

     In December 1999, the Company entered into a new credit facility with a bank. This facility consists of three notes, a revolving loan facility, a convertible equipment loan, and a term loan. The outstanding balances from the previous revolving credit facility discussed below were transferred to the new notes.

                         SERVICEWARE TECHNOLOGIES, INC.

     The amount available under the revolving credit note is $7,500,000 less principal outstanding on the term loan and matures on December 10, 2001. Any amounts drawn under the facility bear interest at the Base Rate plus 0.50%. "Base Rate" is defined as the lesser of the bank's prime rate or the Federal Fund's Effective Rate plus 2%. The availability of credit is based on a percentage of eligible accounts receivable. At December 31, 1999, $1,520,658 was available for use and $1,250,000 was outstanding on the revolving credit note.

     The amount available under the convertible equipment note was $750,000 on December 31, 1999. On June 8, 2000, outstanding amounts under this line will be converted to single term loan which matures on June 1, 2003. Any amounts drawn under the facility bear interest at the Base Rate plus 0.75%. The availability of advances on this line is based on a percentage of invoice amounts for equipment acquisitions. At December 31, 1999, nothing had been drawn and $516,394 was outstanding on the new equipment line from the previous equipment line (see discussion below). Of this amount, $86,066 is classified as other current liabilities and $430,328 is classified as long term debt. Principal repayments of this loan will be made upon conversion of the loan in 36 equal installments beginning July 1, 2000.

     The term loan is $2,500,000 and is due in two equal installments on June 10, 2001 and December 10, 2001. Any amounts drawn under the facility bear interest at the Base Rate plus 2.25%. The total proceeds of the loan were available on December 10, 1999. At December 31, 1999, $2,500,000 was outstanding on the term loan.

     In September 1998, the Company amended and restated its revolving credit facility with a bank. This facility consisted of two lines, a revolving credit line and an equipment line.

     The revolving credit line was $3,000,000 and matured in September 1999. Any amounts drawn under the facility bore interest at the Base Rate plus 0.75%. "Base Rate" was defined as the greater of the bank's prime rate or the Federal Funds rate plus 2%. The availability of credit was based on a percentage of eligible accounts receivable. At December 31, 1998, $1,303,559 was available for use and $1,450,000 was outstanding on the revolving credit line.

     The equipment line was $750,000 and matured in September 2001. Any amounts drawn under the facility bore interest at the Base Rate plus 1.0%. The availability of advances on this line were based on a percentage of invoice amounts for equipment acquisitions. At December 31, 1998, $350,000 had been drawn and $320,833 was outstanding on the equipment line.

     The Base Rate is variable and was 8.50% and 7.75% at December 31, 1999 and 1998, respectively.

     The December 1999 revolving credit agreement contains covenants that require the Company to, among other things, maintain a minimum tangible net worth and provide certain financial reports to the bank. In addition, the agreement restricts the Company's ability to pay cash dividends without the bank's consent. The Company's accounts receivable, inventory, equipment, and cash are pledged as collateral.

     In conjunction with the new credit facility the Company issued 80,000 warrants to buy common stock. Additionally, the Company issued 6,814 and 28,000 warrants in connection with bridge loans in the amount of $750,000 and $1,050,000 to its bank and Series A, B and C shareholders, respectively. The

                         SERVICEWARE TECHNOLOGIES, INC.

bridge loans were repaid with the proceeds from the Sale of Series D Convertible preferred stock. Using the Black-Scholes pricing model described in note 8 the value of warrants was $46,400.

     Aggregate maturities of debt are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000.....................................................  $   86,066
2001.....................................................   2,672,131
2002.....................................................     172,131
2003.....................................................      86,066
                                                           ----------
                                                            3,016,394
Less current portion.....................................      86,066
                                                           ----------
Long term debt, less current portion.....................  $2,930,328
                                                           ==========

7. SHAREHOLDERS' EQUITY (CAPITAL DEFICIENCY)

     The Company has two classes of capital stock consisting of Common Stock and Preferred Stock. There are five series of Preferred Stock as discussed below.

SERIES A CONVERTIBLE PREFERRED STOCK

     On July 25, 1994, the Company sold 243,723 shares of Series A Preferred Stock for approximately $250,000. The proceeds from this sale were used for working capital, marketing, closing expenses, and existing liabilities. The holders of Series A are entitled to receive dividends of $.082 per share from July 29, 1994 through June 30, 1999, payable when and if declared by the Board of Directors. The accrued dividends may be paid (at the option of the holder) in cash or shares of Common Stock for dividends accruing for the first three years and cash thereafter through June 30, 1999. The holders of Series A are also entitled to dividends paid on the Common Stock as if the Series A was converted into the Common Stock. Each share of Series A is currently convertible into three shares of Common Stock, to be adjusted proportionally for future stock splits, stock dividends, etc.

     Prior to July 23, 1999, Series A had redemption privileges such that on July 29, 1999 and thereafter, any holder of Series A representing at least 50% of all of the shares of Series A outstanding or any holder with the consent of the majority Series A holders, could require the Company to redeem the remaining Series A at the redemption price plus a redemption premium, if applicable. The redemption price was equal to the original issuance, plus any accrued dividends unpaid, plus a redemption premium equal to interest on the original conversion price compounded at 12% per annum from July 25, 1994. The Company has accounted for the cumulative annual dividends and redemption premium through periodic accretion to Series A through June 30, 1999. On July 23, 1999, the redemption privileges were revoked and the dividend accrual was limited through June 30, 1999. At December 31, 1999, the Company has recorded the value of Series A to be the original issuance plus the accrued dividends. No dividends have been declared or paid as of December 31, 1999.

SERIES B CONVERTIBLE PREFERRED STOCK

     On June 29, 1995, the Company sold 1,058,574 shares of Series B Preferred Stock for approximately $1.5 million. The proceeds from this sale were used for working capital purposes and to repurchase 180,000 shares of Common Stock for $1.417 per share. The holders of Series B are entitled to receive dividends of $.113 per share from June 29, 1995 through June 30, 1999, payable when and if declared by the Board of Directors. Such dividends accrued, whether or not earned or declared, and are cumulative

                         SERVICEWARE TECHNOLOGIES, INC.

and payable upon liquidation, business combination, or redemption or conversion of the Series B into Common Stock. The accrued dividends can be paid (at the option of the holder) in cash or shares of Common Stock for dividends accruing for the first three years and cash thereafter through June 30, 1999. The holders of Series B are also entitled to dividends declared on the Common Stock as if the Series B was converted into the Common Stock. Each share of Series B is currently convertible into approximately 1.706 shares of Common Stock, to be adjusted proportionally for future stock splits, stock dividends, etc.

     Prior to July 23, 1999, Series B had redemption privileges such that on June 29, 2002, 2003 and 2004, any holder of Series B representing at least a majority of all of the shares of Series B outstanding could require the Company to redeem one-third, one-half of the remaining Series B shares and all of the Series B shares, respectively, outstanding on the applicable redemption date at the redemption price. The redemption price was equal to the greater of the original issuance, plus any accrued dividends unpaid or the fair market value of the Series B shares as determined at that date. The Company has accreted Series B in accordance with these terms through June 30, 1999. On July 23, 1999, the redemption privileges were revoked and the dividend accrual was limited through June 30, 1999. At December 31, 1999, the Company has recorded the value of Series B to be the original issuance plus the accrued dividends. No dividends have been declared or paid as of December 31, 1999.

SERIES C CONVERTIBLE PREFERRED STOCK

     On April 24, 1996, the Company sold 500,051 shares of Series C Preferred Stock and the contingent right to receive 320,095 shares of Common Stock (subsequently issued) for $2.5 million less $18,116 for transaction costs. The proceeds from this sale were used for general working capital purposes. Each share of Series C is currently convertible into 1.550 shares of Common Stock, to be adjusted proportionally for future stock splits, stock dividends, etc.

     In connection with the sale of Series C shares to Norwest Equity Partners V (Norwest) on April 24, 1996, the Company's common shareholders approved the reclassification of 611,060 shares of Common Stock sold by certain shareholders to Norwest into Series C.

     There are no dividends or interest provisions related to Series C, however, the terms of the Series C Preferred Stock include antidilution provisions with respect to stock dividends that have accrued to the Series A and Series B shareholders.

SERIES D CONVERTIBLE PREFERRED STOCK

     On July 23, 1999, the Company sold 2,400,000 shares of Series D Preferred Stock and the contingent right to exercise 360,000 warrants to buy common stock for $9 million less $271,251 for transaction costs. The exercise price of the warrants is $2.50, and they are exercisable if certain performance targets are not met. The proceeds from this sale were used for general working capital purposes. Each share of Series D is currently convertible into one share of Common Stock, to be adjusted proportionally for future stock splits, stock dividends, etc.

     The estimated fair value of the warrants granted of $775,842 was recorded on December 31, 1999, the date when the performance criteria were deemed satisfied (see Note 8).

     There are no dividends or interest provisions related to Series D.

SERIES E CONVERTIBLE PREFERRED STOCK

     On July 23, 1999, the Company issued 2,647,984 shares of Series E Preferred Stock in connection with the acquisition of The Molloy Group (see Note 3). Each share of Series E is currently convertible into one share of Common Stock, to be adjusted proportionally for future stock splits, stock dividends, etc.

                         SERVICEWARE TECHNOLOGIES, INC.

     There are no dividends or interest provisions related to Series E.

  Conversion, Voting, Liquidation Preference and Other Rights of Preferred Stock Holders

     The Preferred Stock may be converted to Common Stock at any time by the holder and will be mandatorily converted to Common Stock upon the closing of the Company's initial public offering of shares of Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, subject to a minimum per share price and gross proceeds. Each Preferred Stock holder has the right to vote as if their shares of Preferred Stock had been converted to Common Stock at the then current conversion rate.

     The terms of the Preferred Stock provide for preferences upon liquidation and other rights. In general, the Preferred Stock holders have a preference at liquidation equal to the issuance price, plus any accrued, unpaid dividends whether or not declared for Series A and Series B. The remaining assets, if any, would be distributed ratably to the Common Stock holders. The holders of Preferred Stock are also parties to various agreements with the Company which contain, among other provisions, preemptive rights, the exclusive selection of one director to the Board of Directors, and other rights.

COMMON STOCK

     The Company has reserved the following number of shares of Common Stock as of June 30, 1999:

SHARES             PURPOSE OF ISSUANCE
----------         -------------------
   731,169  Upon conversion of Series A
 1,806,290  Upon conversion of Series B
 1,722,294  Upon conversion of Series C
 2,400,000  Upon conversion of Series D
 2,647,984  Upon conversion of Series E
 1,514,286  Upon conversion of Series F
 4,508,444  Upon exercise of stock options
   748,621  Upon exercise of warrants
----------
16,079,088  Total
==========

STOCK OPTION PLAN

     Effective January 1996, the Company's Board of Directors approved the ServiceWare, Inc. Amended and Restated Stock Option Plan (the Plan) which amended and restated the ServiceWare, Inc. 1994 Stock Option/Stock Issuance Plan. The Plan is administered by the Board of Directors and provides for awards of stock options to employees, officers, directors, consultants and advisors. A total of 4,000,000 shares of the Company's Common Stock may be issued pursuant to the Plan. The exercise price of incentive stock options is equal to the estimated fair market value of the Company's Common Stock at the date of the grant as determined by management and the Board of Directors for the years ended December 31, 1997, 1998 and 1999. The exercise price of nonqualified options is also determined by the Board of Directors. Options generally vest over a three to four year period in equal annual amounts, or over such other period as the Board of Directors determines, and may be accelerated in the event of certain transactions such as merger or sale of the Company. These options expire within ten years after the date of grant.

                         SERVICEWARE TECHNOLOGIES, INC.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and loss per share would have been increased by approximately $72,000, $154,000 and $398,000 or $0.02, $0.04 and $0.01 per share in 1997, 1998 and 1999, respectively. The average fair value of the options granted is estimated as $0.42 during 1997, $0.57 during 1998, and $0.61 during 1999 on the date of grant using the Black-Scholes pricing model with the following assumptions: volatility 0.6, dividend yield 0.0%, assumed forfeiture rate of 4.2% for 1999 and 3.5% for 1998 and 1997, an expected life of 3 years, and average risk-free interest rates of 6.13%, 4.60%, and 5.40% for 1997, 1998 and 1999, respectively.

     The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. SFAS 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

     The following table summarizes option activity for the years ended December 31, 1997, 1998, 1999 and the six months ended June 30, 2000:

                                                  OPTIONS        OPTION PRICE       WEIGHTED AVERAGE
                                                OUTSTANDING     RANGE PER SHARE      EXERCISE PRICE
                                                -----------    -----------------    ----------------
Balance, December 31, 1996....................   1,208,975     $0.0110 - $2.3000        $1.3459
Options granted...............................     268,600     $2.3000 - $3.6000        $2.4684
Options exercised.............................      11,270     $0.3330 - $2.3000        $0.7154
Options forfeited.............................      90,205     $0.3330 - $2.3000        $1.6826
                                                 ---------
Balance, December 31, 1997....................   1,376,100     $0.0110 - $3.6000        $1.5247
Options granted...............................     742,700     $3.6000 - $5.1000        $4.5595
Options exercised.............................      16,350     $0.3330 - $2.3000        $1.0999
Options forfeited.............................     411,044     $0.9400 - $5.1000        $2.3512
                                                 ---------
Balance, December 31, 1998....................   1,691,406     $0.0110 - $5.1000        $2.6605
Options granted...............................   1,979,120     $1.0000 - $5.1000        $1.6029
Options exercised.............................     247,281     $0.0110 - $5.1000        $1.1100
Options forfeited.............................     775,835     $0.1670 - $5.1000        $2.6215
                                                 ---------
Balance, December 31, 1999....................   2,647,410     $0.0560 - $5.1000        $1.8858
                                                 =========
Options granted...............................     790,940     $2.50                    $2.5000
Options granted...............................     467,500     $6.00 - $7.00            $2.6700
Options exercised.............................   1,151,155     $0.3330 - $5.1000        $2.2207
Options forfeited.............................      96,735     $0.9400 - $7.0000        $3.7350
                                                 ---------
Balance, June 30, 2000........................   2,657,960     $0.0560 - $7.0000        $2.6789
                                                 =========

                         SERVICEWARE TECHNOLOGIES, INC.

     The options outstanding as of December 31, 1999 have been segregated into ranges for additional disclosure as follows:

                           OPTIONS OUTSTANDING                                       OPTIONS EXERCISABLE
                   ------------------------------------                      ------------------------------------
                        OPTIONS        WEIGHTED AVERAGE
    RANGE OF       OUTSTANDING AS OF      REMAINING       WEIGHTED AVERAGE   EXERCISABLE AS OF   WEIGHTED AVERAGE
 EXERCISE PRICES   DECEMBER 31, 1999   CONTRACTUAL LIFE    EXERCISE PRICE    DECEMBER 31, 1999    EXERCISE PRICE
-----------------  -----------------   ----------------   ----------------   -----------------   ----------------
 $0.000 - $0.5100        196,500             4.9              $0.3125             196,500            $0.3125
$0.5101 - $1.0200        850,100             9.0              $0.9930              75,937            $0.9269
$1.0201 - $1.5300        383,460             8.7              $1.2100             249,909            $1.2100
$2.0401 - $2.5500        890,000             9.2              $2.4644             141,525            $2.3707
$3.5701 - $4.0800        160,000             8.1              $3.6000              40,600            $3.6000
$4.5901 - $5.1000        167,350             8.5              $5.1000              44,650            $5.1000
                       ---------             ---              -------             -------            -------
                       2,647,410             8.6              $1.8858             749,121            $1.5266
                       =========             ===              =======             =======            =======

8. WARRANTS

     The following table summarizes warrant activity for the year ended December 31, 1999 and the six months ended June 30, 2000:

                                                            WARRANTS       WARRANT PRICE
                                                           OUTSTANDING    RANGE PER SHARE
                                                           -----------    ---------------
Balance, December 31, 1998...............................         --
Warrants granted.........................................    515,288       $1.50 - $9.00
Warrants exercised.......................................         --
Warrants forfeited.......................................         --
                                                             -------
Balance, December 31, 1999...............................    515,288       $1.50 - $9.00
Warrants granted.........................................    233,333       $        8.00
Warrants exercised.......................................         --
Warrants forfeited.......................................         --
                                                             -------
Balance, June 30, 2000...................................    748,621       $1.50 - $9.00
                                                             =======

     The valuation of warrants closing 1999 and 2000 was calculated using the Black-Scholes pricing model with the following assumptions: volatility of 0.6, dividend yield 0.0%, assumed forfeiture rate of 0.0%, an average expected life of approximately 2 years, and an average risk-free interest rate of 5.40% and 6.00%. The holders of 515,288 warrants granted in 1999 have the right to exercise at anytime until the expiration of the warrant which is 3 to 6 years from the date of grant. The right to exercise and the expiration of the remaining 233,333 warrants granted in 2000 is discussed in footnote 14.

9. NOTE RECEIVABLE FROM COMMON SHAREHOLDER

     On January 24, 1999, a former President of the Company exercised options to purchase 86,956 shares of common stock at a purchase price of $2.30 per share. A promissory note in the amount of $199,999 was issued in conjunction with the sale. The note bears interest at the applicable federal rate defined in the Internal Revenue Code of 1986, as amended and is due January 2001.

                         SERVICEWARE TECHNOLOGIES, INC.

10. OPERATING LEASES

     The Company has several operating leases covering office space and certain equipment. Future minimum lease payments due under noncancelable operating leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000.....................................................  $1,291,750
2001.....................................................   1,355,806
2002.....................................................     733,471
2003.....................................................     151,018
                                                           ----------
                                                           $3,532,045
                                                           ==========

     Total rent expense under all operating leases amounted to approximately $442,674, $585,891, and $975,796 in 1997, 1998 and 1999, respectively.

11. INCOME TAXES

     A reconciliation of the benefit for income taxes on operations computed by applying the federal statutory rate of 34% to the loss from operations before income taxes and the reported benefit for income taxes on operations is as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                         1997          1998           1999
                                                       ---------    -----------    -----------
Income tax benefit computed at statutory federal
  income tax rate....................................  $(512,752)   $(1,297,591)   $(3,402,661)
State income taxes, net of federal tax benefit, if
  any................................................    (99,534)      (251,885)      (660,517)
Other (principally goodwill and meals and
  entertainment).....................................     14,908         57,139        794,208
Federal deferred tax asset valuation allowance
  Adjustment.........................................    597,378      1,492,337      3,268,970
                                                       ---------    -----------    -----------
Total benefit for income taxes.......................  $      --    $        --    $        --
                                                       =========    ===========    ===========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                                    DECEMBER 31,
                                                       ---------------------------------------
                                                         1997          1998           1999
                                                       ---------    -----------    -----------
Deferred tax assets (liabilities)
  Accounts receivable................................  $  39,000    $    97,000    $   125,000
  Property and equipment.............................    (43,000)        (8,000)        16,000
  Intangible assets..................................         --             --     (1,423,000)
  Deferred revenue...................................    370,000         17,000             --
  Loss carryforward..................................    517,000      2,270,000      8,280,000
                                                       ---------    -----------    -----------
Total net deferred tax assets........................    883,000      2,376,000      6,998,000
Valuation allowance..................................   (883,000)    (2,376,000)    (6,998,000)
                                                       ---------    -----------    -----------
Net deferred tax asset...............................  $      --    $        --    $        --
                                                       =========    ===========    ===========

                         SERVICEWARE TECHNOLOGIES, INC.

     Management has recorded a valuation allowance against the deferred tax assets until such time that the Company demonstrates an ability to consistently produce taxable income.

     At December 31, 1999, the Company had a net operating loss carryforwards with expiration dates as follows:

                                                                  NET OPERATING
EXPIRATION DATES                                                     LOSSES
----------------                                                  -------------
2000-2005...................................................       $        --
2006-2010...................................................         2,667,333
2011-2019...................................................        18,056,222
                                                                   -----------
          Total.............................................       $20,723,555
                                                                   ===========

12. NET LOSS PER SHARE

     Basic and diluted net loss per share has been computed as described above. The following table sets forth the computation of basic and diluted earnings per share:

                                                                                SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                    JUNE 30,
                                 ----------------------------------------   -------------------------
                                    1997          1998           1999          1999          2000
                                 -----------   -----------   ------------   -----------   -----------
Numerator:
  Net loss.....................  $(1,508,093)  $(3,816,445)  $(10,062,347)  $(3,899,045)  $(8,525,887)
  Series A and Series B
     dividends.................      (59,499)     (124,050)       (94,586)      (94,586)           --
                                 -----------   -----------   ------------   -----------   -----------
  Numerator for basic and
     diluted net loss per
     share -- income available
     to common stockholders....  $(1,567,592)  $(3,940,495)  $(10,156,933)  $(3,993,631)  $(8,525,887)
Denominator:
  Denominator for basic and
     diluted earnings per
     share -- weighted average
     shares....................    4,609,051     4,621,794      5,401,652     4,682,108     7,212,350
                                 ===========   ===========   ============   ===========   ===========
Basic and diluted net loss
  per share....................  $     (0.34)  $     (0.85)  $      (1.88)  $     (0.85)  $     (1.18)
                                 ===========   ===========   ============   ===========   ===========

     Dilutive securities include options, warrants, and preferred stock as if converted. Potentially dilutive securities totaling 5,635,853, 5,951,159, 12,470,435 for the years ended December 31, 1997, 1998, 1999, respectively and 6,267,653 and 14,228,604 for the six months ended June 30, 1999 and 2000, respectively, were excluded from historical basic and diluted loss per share because of their antidilutive effect.

13. RETIREMENT PLAN

     The Company has a 401(k) profit sharing plan (the "Plan") covering all of its employees subject to certain age and service requirements. Under provisions of the Plan, participants may contribute up to 15% of their eligible compensation to the Plan. The Company did not contribute to the Plan in 1997, 1998, or 1999.

                         SERVICEWARE TECHNOLOGIES, INC.

14. SUBSEQUENT EVENTS (UNAUDITED)

     From January 1, 2000 to June 30, 2000, the Company granted 1,258,440 stock options to employees, which vest over four years. The Company recorded $2,282,350 as deferred compensation for these grants during the six months ended June 30, 2000. Additionally, the Company changed the vesting period for 100,000 stock options originally granted in October 1999 to the Chairman of the Board of the Company to vest immediately. The Company recorded $250,000 of stock-based compensation during the six months ended June 30, 2000 due to the modification of this award. The Company recorded stock-based compensation of $544,927 during the six months ended June 30, 2000 related to these grants.

     From January 1, 2000 to June 30, 2000, certain executives and the Chairman of the Board of the Company were issued full recourse promissory notes by the Company totaling $2,347,511 in connection with the exercise of their outstanding options. The notes bear interest at the applicable federal rate.

     On March 24, 2000, the Company changed its name from ServiceWare, Inc. to ServiceWare.com, Inc. On May 18, 2000, the Company changed its name from ServiceWare.com, Inc. to ServiceWare Technologies, Inc.

     On April 28, 2000, the Board approved and authorized the Company to enter into the ServiceWare.com, Inc. 2000 Stock Incentive Plan (the "Plan"). Two million shares of common stock were reserved for issuance under the Plan, plus any shares of common stock previously reserved for stock options granted under the 1996 stock option plan which are forfeited prior to exercise.

     On June 2, 2000, the Company sold an aggregate of 1,325,000 shares of its Series F Convertible Preferred Stock, par value $0.01 per share, at a purchase price of $8.00 per share. The investors received certain registration rights in connection with the purchase of Series F. Each share of Series F is immediately convertible into one share of common stock, subject to adjustment. Each share of Series F will convert into approximately 1.14 shares of common stock.

     On June 2, 2000, the Company granted 233,333 warrants to buy common stock to EDS. The exercise price of the warrants is $8.00 per share, provided, however, if the closing of the Company's initial public offering occurs on or before December 31, 2000, the exercise price of the warrants will be adjusted to equal the initial public offering price. The warrants are contingently exercisable based upon the Company and EDS executing certain commercial agreements and meeting certain other targets. In accordance with EITF 96-18, $426,800 was assigned to 150,000 warrants for which counterparty performance was complete. During the quarter ended June 30, 2000 $42,500 of this amount, related to 16,667 warrants, was recorded as sales and marketing expense. The remaining fair value recorded of $384,300, related to 133,333 warrants, is being attributed to licenses and subscriptions revenues and will be amortized as contra-revenue in proportion to the revenue recognized over the three year term of the agreement. No value has been assigned to warrants representing 83,333 shares of common stock under this agreement that vest dependent upon meeting certain training targets. These warrants will be marked to fair value at the end of each period for which training has occurred. As of June 30, 2000, training has not begun. The expiration date for 133,000 of the warrants is 18 months after the global release of our eService Suite version 3.0. The expiration date for the remaining 100,000 warrants is June 30, 2003. The fair value of warrants recorded was determined using the Black-Scholes pricing model, using the offering price of $7.00 per share, a volatility of .6, dividend yield 0.0%, assumed forfeiture rate of 0.0% an average expected life of approximately 2 years and an average risk-free interest rate of 6.0%.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Molloy Group, Inc.

     We have audited the accompanying balance sheets of Molloy Group, Inc. as of September 30, 1997 and 1998, and the related statements of operations, changes in stockholders' equity (capital deficiency) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Molloy Group, Inc. as of September 30, 1997 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP

Pittsburgh, Pennsylvania
March 30, 2000

                               MOLLOY GROUP, INC.

                                 BALANCE SHEETS

                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1998
                                                              -----------    -----------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   169,249    $    61,204
  Accounts receivable, net of allowance for doubtful
     accounts of $23,625 and $9,721.........................    2,002,770        594,898
  Prepaid expenses..........................................       53,029         25,959
  Prepaid taxes.............................................        9,200         64,002
                                                              -----------    -----------
Total current assets........................................    2,234,248        746,063
                                                              -----------    -----------
Software development costs, less accumulated amortization of
  $67,737 and $292,588......................................      388,326      1,328,839
Property and equipment:
  Computer equipment........................................      551,118        668,788
  Office furniture, equipment and leasehold improvements....      316,023        425,792
                                                              -----------    -----------
                                                                  867,141      1,094,580
  Less accumulated depreciation.............................      352,488        579,721
                                                              -----------    -----------
                                                                  514,653        514,859
                                                              -----------    -----------
Deposits....................................................      131,188         78,123
                                                              -----------    -----------
Total assets................................................  $ 3,268,415    $ 2,667,883
                                                              ===========    ===========
LIABILITIES AND STOCKHOLDERS' CAPITAL DEFICIENCY
Current liabilities:
  Accounts payable..........................................  $   667,651    $   523,122
  Accrued expenses..........................................      377,018        458,775
  Current portion of capital lease obligations..............       80,471        130,171
  Line of credit............................................      375,000        803,336
  Current portion of long-term debt.........................       64,868             --
  Note payable officer......................................           --        352,814
  Subordinated convertible note.............................    1,500,000             --
  Deferred revenue..........................................      818,054        505,775
                                                              -----------    -----------
Total current liabilities...................................    3,883,062      2,773,993
                                                              -----------    -----------
Capital lease obligations, net of current portion...........      156,722        140,179
Long-term debt, net of current portion......................       94,955             --
                                                              -----------    -----------
Total long-term liabilities.................................      251,677        140,179
                                                              -----------    -----------
Stockholders' equity (capital deficiency):
  Preferred stock: $1,000,000 shares authorized -- Series A, par value $.0001, 323,077 shares issued and
     outstanding............................................           32             32
  Series B, par value $.0001, 0 and 111,800 shares issued
     and outstanding, respectively..........................           --             12
  Common stock, par value $.0001, 7,000,000 shares
     authorized, 4,643,715 shares issued and outstanding....          464            464
  Warrants..................................................       25,175         25,175
  Deferred compensation.....................................     (329,838)      (724,799)
  Additional paid-in capital................................    1,444,306      5,430,514
  Accumulated stockholders' deficit.........................   (2,006,463)    (4,977,687)
                                                              -----------    -----------
Total stockholders' equity (capital deficiency).............     (866,324)      (246,289)
                                                              -----------    -----------
Total liabilities and stockholders' equity (capital
  deficiency)...............................................  $ 3,268,415    $ 2,667,883
                                                              ===========    ===========

                            See accompanying notes.

                               MOLLOY GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                         YEAR ENDED SEPTEMBER 30,     NINE MONTHS ENDED JUNE 30,
                                        --------------------------    --------------------------
                                           1997           1998           1998           1999
                                        -----------    -----------    -----------    -----------
                                                                             (UNAUDITED)
Revenue:
  Product revenue.....................  $ 2,669,404    $ 1,693,737    $ 1,512,937    $ 1,665,472
  Maintenance revenue.................    1,082,320      1,233,904        906,722        690,257
  Training and consulting revenue.....      670,796      1,213,536        942,641        635,597
                                        -----------    -----------    -----------    -----------
Total revenue.........................    4,422,520      4,141,177      3,362,300      2,991,326
                                        -----------    -----------    -----------    -----------
Cost and expenses:
  Costs of products and services
     sold.............................    1,264,864      1,537,477        994,824        818,504
  Selling and marketing expenses......    2,859,200      2,547,804      2,039,021      1,486,604
  Product development expenses........      985,864        862,413        483,232      1,272,339
  General and administrative
     expenses.........................    1,908,693      1,780,382      1,465,331      1,544,364
  Stock-based compensation............       53,412        120,288         76,617        134,775
                                        -----------    -----------    -----------    -----------
Total costs and expenses..............    7,072,033      6,848,364      5,059,025      5,256,586
                                        -----------    -----------    -----------    -----------
Loss from operations..................   (2,649,513)    (2,707,187)    (1,696,725)    (2,265,260)
Interest expense......................      141,497        264,037        231,507        252,225
                                        -----------    -----------    -----------    -----------
Loss before income tax benefit........   (2,791,010)    (2,971,224)    (1,928,232)    (2,517,485)
Income tax (benefit) expense..........     (240,885)            --             --             --
                                        -----------    -----------    -----------    -----------
Net loss..............................  $(2,550,125)   $(2,971,224)   $(1,928,232)   $(2,517,485)
                                        ===========    ===========    ===========    ===========

                            See accompanying notes.

                               MOLLOY GROUP, INC.

       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

                                        SERIES A     SERIES B
                                        PREFERRED    PREFERRED    COMMON                  DEFERRED        ADDITIONAL
                                          STOCK        STOCK      STOCK     WARRANTS    COMPENSATION    PAID-IN CAPITAL
                                        ---------    ---------    ------    --------    ------------    ---------------
Balance September 30, 1996..........       $32          $--        $461     $25,175      $      --        $  961,062
Issuance of common stock............        --           --           3          --             --            99,994
Stock-based compensation............        --           --          --          --       (383,250)          383,250
Amortization of stock-based
  compensation......................        --           --          --          --         53,412                --
Net loss............................                     --          --                                           --
                                           ---          ---        ----     -------      ---------        ----------
Balance September 30, 1997..........        32           --         464      25,175       (329,838)        1,444,306
Issuance of preferred stock.........        --            2          --          --             --           750,010
Conversion of notes.................        --           10          --          --             --         2,720,949
Stock-based compensation............        --           --          --          --       (515,249)          515,249
Amortization of stock-based
  compensation......................        --           --          --          --        120,288                --
Net loss............................        --           --          --          --             --                --
                                           ---          ---        ----     -------      ---------        ----------
Balance at September 30, 1998.......        32           12         464      25,175       (724,799)        5,430,514
Amortization of stock-based
  compensation (unaudited)..........        --           --          --          --        134,775                --
Net loss (unaudited)................        --           --          --          --             --                --
                                           ---          ---        ----     -------      ---------        ----------
Balance at June 30, 1999
  (unaudited).......................       $32          $12        $464     $25,175      $(590,024)       $5,430,514
                                           ===          ===        ====     =======      =========        ==========

                                       RETAINED
                                       EARNINGS
                                       (DEFICIT)        TOTAL
                                      -----------    -----------
Balance September 30, 1996..........  $   543,662    $ 1,530,392
Issuance of common stock............           --         99,997
Stock-based compensation............           --             --
Amortization of stock-based
  compensation......................           --         53,412
Net loss............................   (2,550,125)    (2,550,125)
                                      -----------    -----------
Balance September 30, 1997..........   (2,006,463)      (866,324)
Issuance of preferred stock.........           --        750,012
Conversion of notes.................                   2,720,959
Stock-based compensation............           --             --
Amortization of stock-based
  compensation......................           --        120,288
Net loss............................   (2,971,224)    (2,971,224)
                                      -----------    -----------
Balance at September 30, 1998.......   (4,977,687)      (246,289)
Amortization of stock-based
  compensation (unaudited)..........           --        134,775
Net loss (unaudited)................   (2,517,485)    (2,517,485)
                                      -----------    -----------
Balance at June 30, 1999
  (unaudited).......................  $(7,495,172)   $(2,628,999)
                                      ===========    ===========

                            See accompanying notes.

                               MOLLOY GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                           YEAR ENDED SEPTEMBER 30,    NINE MONTHS ENDED JUNE 30,
                                          --------------------------   --------------------------
                                             1997           1998          1998           1999
                                          -----------    -----------   -----------    -----------
                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss................................  $(2,550,125)   $(2,971,224)  $(1,928,232)   $(2,517,485)
Adjustments to reconcile net loss to net
  cash used by operating activities:
  Depreciation..........................      188,282        227,233       161,083        143,040
  Amortization of software costs........       67,737        224,851        67,623        352,333
  Stock-based compensation..............       53,412        120,288        76,617        134,775
  Deferred income taxes.................     (241,085)            --            --             --
  Accrued interest on convertible
     note...............................           --        212,500            --             --
Adjustments to reconcile net loss to net
  cash used in operations:
  Accounts receivable...................     (403,723)     1,407,872       669,229       (481,586)
  Other current assets..................      (39,132)       (27,732)      (56,767)        81,055
  Deposits..............................     (104,104)        53,066            --             --
  Accounts payable......................      494,980       (144,529)     (450,782)        17,193
  Accrued expenses......................      168,858         81,757       220,783         99,203
  Deferred revenue......................      287,629       (312,279)      (78,003)       862,470
                                          -----------    -----------   -----------    -----------
Net cash used by operating activities...   (2,077,271)    (1,128,197)   (1,318,449)    (1,309,002)
CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant, and equipment..........     (173,903)       (83,152)      (47,268)      (109,477)
Capitalized software development
  costs.................................     (287,138)    (1,165,364)     (805,469)      (826,979)
                                          -----------    -----------   -----------    -----------
Net cash used by investing activities...     (461,041)    (1,248,516)     (852,737)      (936,456)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from officer loan..............           --        352,814            --             --
Principal payments on capital lease
  obligations...........................      (59,856)      (111,130)      (96,164)       (78,344)
Repayments on line of credit and
  long-term debt........................     (100,000)      (534,823)     (254,579)    (1,415,794)
Proceeds from long-term debt............      159,823             --            --      1,873,062
Proceeds from note payable -- line of
  credit................................           --        803,336       803,336             --
Proceeds from issuance of preferred
  stock.................................       99,997        750,012       750,012             --
Proceeds from convertible note..........    1,500,000      1,008,459     1,008,459      2,385,000
                                          -----------    -----------   -----------    -----------
Net cash provided by financing
  activities............................    1,599,964      2,268,668     2,211,064      2,763,924
                                          -----------    -----------   -----------    -----------
Net decrease in cash....................     (938,348)      (108,045)       39,878        518,466
Cash beginning of year..................    1,107,597        169,249       169,249         61,204
                                          -----------    -----------   -----------    -----------
Cash end of year........................  $   169,249    $    61,204   $   209,127    $   579,670
                                          ===========    ===========                  ===========
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid...........................  $   155,115    $   273,784   $   252,759    $   236,048
Income taxes paid.......................  $        --    $     1,000   $        --    $        --

                            See accompanying notes.

                               MOLLOY GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     The primary business activity of Molloy Group, Inc. (Molloy or the Company) is the design, development, sales and service of advanced software products. The Company also provides support services for the commercial applications of the software.

USE OF ESTIMATES

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

CONCENTRATION OF CREDIT RISK

     For the years ended September 30, 1997 and September 30, 1998, two customers and one customer represented approximately 10% and 35% of total revenues, respectively.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash and interest-bearing money market deposits with financial institutions having original maturities of ninety days or less. Cash equivalents are stated at cost, which approximates market value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets which range from three to twenty years. The cost of major renewals or betterments that extend the useful lives of the property and equipment are capitalized as assets. Amortization of assets recorded under capital leases is included in depreciation expense. General repairs and maintenance are charged to income when incurred.

INCOME TAXES

     Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment with the adjustment being recorded through income tax expense in the year of the change.

REVENUE RECOGNITION

     Revenue is recognized on the sale of software products when products have been delivered and invoiced in accordance with SOP 91-1.

     Revenue from the sale of extended support and maintenance service contracts is recorded as deferred revenue and recognized on a straight-line basis over the term of the contract. Costs against those contracts are expensed as incurred.

                               MOLLOY GROUP, INC.

     Revenue from the sale of training and consulting services is billed in advance of the performance of the services. These billings are classified as unearned revenue with revenue being recognized when the performance of the services are complete.

SOFTWARE DEVELOPMENT COSTS

     Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers.

     All costs incurred prior to establishing the technological feasibility of software products to be sold are accounted for as research and development costs and are expensed in the period incurred. The Company recorded $67,737 and $224,851 of amortization expense related to software development costs in 1997 and 1998, respectively.

ADVERTISING

     The Company expenses advertising as incurred. Advertising expense totaled $295,839 and $134,541 for the years ended September 30, 1997 and 1998, respectively.

STOCK-BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options and awards. Accordingly, compensation costs for stock options and awards are measured as the excess, if any, of the fair value of the Company's stock at the date of grant over the exercise price of the stock option or award.

STATEMENT OF CASH FLOWS

     Noncash transactions for the years ended September 30, 1997 and 1998 include capital lease additions of approximately $199,387 and $144,287, respectively.

     Preferred stock was issued upon the conversion of $2,508,459 of convertible notes and $212,500 of accrued interest.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In October 1997, the AICPA issued Statement of Position 97-2 (SOP 97-2), "Software Revenue Recognition," which changes the requirements for revenue recognition effective for transactions that the Company will enter into beginning October 1, 1998. Beginning on October 1, 1998 revenue will be recognized on the sale of software products when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is considered probable. The adoption of this pronouncement is not expected to materially affect the Company's revenue recognition policies.

     In December 1998, the AICPA issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions." The adoption of this pronouncement is not expected to materially affect the Company's revenue recognition policies.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities.

                               MOLLOY GROUP, INC.

Because the Company does not currently hold any derivative instruments and does not engage in hedging activities, the adoption of SFAS No. 133 is not expected to have a significant impact on its financial position, results of operations or cash flows. The Company will be required to adopt SFAS No. 133, as amended, for the year ending December 31, 2001.

INTERIM FINANCIAL INFORMATION

     The accompanying statements of operations and cash flows for the nine months ended June 30, 1998 and 1999, and the consolidated statement of shareholders' equity for the nine months ended June 30, 1999 ("interim financial statements") have been prepared by the Company in accordance with generally accepted accounting principles for interim financial information and with
Article 10 of Regulation S-X. Accordingly, they do not included all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements include all adjustments, consisting of only normal recurring adjustments, considered necessary for a fair presentation of the results of interim periods. Operating results for the nine-month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ended September 30, 1999.

2. CAPITAL LEASES

     The Company leases certain equipment under capital leases expiring in various years through the year 2002. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense for the years ended September 30, 1997 and 1998.

     The following is a schedule of the future minimum lease payments under capital leases by year together with the present value of the net minimum lease payments:

                                                          YEAR ENDING
                                                          SEPTEMBER 30
                                                          ------------
1999..................................................      $155,989
2000..................................................       124,870
2001..................................................        18,751
2002..................................................         1,922
                                                            --------
Total minimum lease payments..........................       301,532
Less amount representing interest.....................        31,182
                                                            --------
Present value of net minimum lease payments...........       270,350
Less current portion..................................       130,171
                                                            --------
Total long-term capital lease obligation..............      $140,179
                                                            ========
Capital leases classified as property and equipment
  consist of:
Computer equipment....................................      $282,575
Less accumulated depreciation.........................       136,743
                                                            --------
                                                            $145,832
                                                            ========

     Interest rates on capitalized leases vary from 4.03% to 22.10% and are imputed based on the lower of the Company's incremental borrowing rate at the inception of each lease or the lessor's implicit rate of return.

     Certain capital leases provided for purchase options. Generally, purchase options are at a price lower than the expected fair value of the property at the expiration of the lease term.

                               MOLLOY GROUP, INC.

3. COMMITMENTS

     The Company leases its office under a noncancelable operating lease.

     Minimum future lease obligations under such noncancelable operating lease as of September 30, 1998 are as follows:

                                                          YEAR ENDING
                                                          SEPTEMBER 30
                                                          ------------
1999..................................................     $  512,989
2000..................................................        548,941
2001..................................................        584,232
2002..................................................        186,744
                                                           ----------
                                                           $1,832,906
                                                           ==========

     Total rent expense for the years ended September 30, 1997 and 1998 was $335,334 and $513,189, respectively.

4. NOTE PAYABLE OFFICER

     During 1998, the Company entered into a note payable agreement with one of its officers which is due March 31, 1999. The note payable bears an interest rate of 15% with interest and principal due at maturity. The balance due at September 30, 1998 was $352,814.

5. LINE OF CREDIT

     In February 1998, the Company entered into a $2,000,000 line of credit agreement with a bank which initially expired in February 1999 and contains provisions for automatic one-year renewals. The line of credit agreement bears an interest rate of prime plus 2.5% subject to an interest rate flow of 9% with minimum monthly fees of $7,500. The balance due as of September 30, 1998 was $803,336.

     The line of credit is secured by substantially all of the Company's assets. All payments on the Company's accounts receivable are remitted to a lock box at the lending institution and are used to pay the outstanding balance on the line of credit.

     The Company also maintained a line of credit which was secured by substantially all of the Company's assets and personally guaranteed by the Company's President. Interest on the line of credit was charged at prime plus
 .25%. The balance at September 30, 1997 was $375,000. The line of credit was repaid in 1998.

6. LONG-TERM DEBT

     The Company had a note payable to a bank with an interest rate of 8.25% payable in 36 monthly installments of $6,288.

     The following summarizes the amounts related to the note:

                                                                 1997     1998
                                                               --------   ----
Balance due at September 30................................    $159,823    $--
Less current portion.......................................      64,868    --
                                                               --------    --
Long-term portion of note payable at September 30..........    $ 94,955    $--
                                                               ========    ==

7. SUBORDINATED CONVERTIBLE NOTE

     The Company entered into a subordinated convertible note agreement with an investor bearing interest at 10% per annum. This note was convertible into preferred stock if a sale of any class of stock in excess of $750,000 occurred. The balance of the convertible note was $1,500,000 at September 30, 1997.

                               MOLLOY GROUP, INC.

Also, during 1998 an additional subordinated convertible note was issued to an investor for $1,000,000. As more fully described in Note 13, in September 1998, the principal and interest related to the subordinated convertible notes were converted into 87,606 shares of Series B Noncumulative Convertible Preferred Stock.

8. INCOME TAXES

     The provision for income tax expense (benefit) consists of the following as of September 30:

                                                                1997      1998
                                                              ---------   ----
Federal:
  Current...................................................  $      --    $--
  Deferred..................................................   (187,451)   --
State
  Current...................................................         --    --
  Deferred..................................................    (53,434)   --
                                                              ---------    --
                                                              $(240,885)   $--
                                                              =========    ==

     A reconciliation of the benefit for income taxes on operations, computed by applying the federal statutory rate of 34% to the loss from operations before income taxes and the reported benefit for income taxes on operations, is as follows:

                                                       1997          1998
                                                     ---------    -----------
Income tax benefit computed at statutory federal
  income tax rate................................    $ 948,943    $ 1,009,825
State income taxes, net of federal tax benefit,
  if any.........................................      165,786        176,422
Non-deductible items.............................      (36,056)       (69,337)
Federal deferred tax asset valuation allowance
  adjustment.....................................     (837,788)    (1,116,910)
                                                     ---------    -----------
Total benefit for income taxes...................    $ 240,885    $        --
                                                     =========    ===========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                         1997          1998
                                                      ----------    ----------
Deferred tax assets (liabilities)...................  $ (446,305)   $  103,852
  Software development costs........................    (155,098)     (530,738)
  Deferred revenue..................................     326,731       202,007
  Accrued expenses..................................      43,166        39,940
  Net operating losses..............................   1,069,294     2,139,637
                                                      ----------    ----------
Total net deferred tax assets.......................     837,788     1,954,698
                                                      ----------    ----------
Valuation allowance.................................     837,788     1,954,698
                                                      ----------    ----------
Net deferred tax asset..............................  $       --    $       --
                                                      ==========    ==========

     Management has recorded a valuation allowance against the deferred tax assets until such time that the Company demonstrates an ability to consistently produce taxable income.

                               MOLLOY GROUP, INC.

     The Company has net operating loss carryovers to offset future income tax. If not used, these carryovers will expire as follows:

                                                           YEAR ENDING
                                                          SEPTEMBER 30,
                                                          -------------
2011..................................................     $  282,126
2012..................................................      2,395,125
2018..................................................      2,679,878
                                                           ----------
Total.................................................     $5,357,129
                                                           ==========

9. STOCK-BASED COMPENSATION PLANS

     In November 1996, the Company approved the 1996 Stock Plan (the Plan). The Plan was intended to provide the Company the ability to grant incentive stock options (ISOs) to employees of the Company, to provide an opportunity for employees and vendors to purchase stock in the Company through the exercise of Nonqualified Stock Options (NQSOs) and to provide the Company an opportunity to award shares of stock in the Company at the discretion of the Company's board of directors. The Plan provides for the Company to issue ISOs, NQSOs and stock awards such that the aggregate number of shares upon exercise is limited to 881,470 shares. The exercise price and the vesting period of the ISOs and NQSOs is established by the board of directors.

     Pro forma information regarding net loss for options granted is required by SFAS No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these option grants was estimated at the dates of grant using a Black-Scholes option pricing model with the following assumptions:

                                                            1997       1998
                                                           -------    -------
Risk-free interest rate..................................     6.25%      6.25%
Dividend yield...........................................        0%         0%
Volatility factor........................................       .6         .6
Weighted-average expected life of options................  3 years    3 years
Options granted..........................................  388,500    356,500
Weighted-average fair market value of options granted
  during the year........................................     1.71       1.74

     Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed by SFAS No. 123, the Company's net loss would have been increased by approximately $115,000 and $211,000 in 1997 and 1998, respectively.

                               MOLLOY GROUP, INC.

     The following table summarizes option activity for the years ended September 30, 1997 and 1998:

                                                                                  WEIGHTED-
                                                   OPTIONS      OPTION PRICE       AVERAGE
                                                 OUTSTANDING     PER SHARE      EXERCISE PRICE
                                                 -----------    ------------    --------------
Balance at September 30, 1996..................         --            --               --
Options granted................................    388,500         $1.50            $1.50
Options forfeited..............................     14,000         $1.50            $1.50
                                                   -------
Balance at September 30, 1997..................    374,500         $1.50            $1.50
Options granted................................    356,500         $1.50            $1.50
Options forfeited..............................    143,000         $1.50            $1.50
                                                   -------
Balance at September 30, 1998..................    588,000         $1.50            $1.50
                                                   =======

10. RETIREMENT PLAN

     The Company has a 401(k) profit sharing plan (the Plan) covering all of its employees subject to certain age and service requirements. Under the provisions of the Plan, participants may contribute up to 15% of their eligible compensation to the Plan. No contributions were made to the Plan in 1997 or 1998.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments consisting principally of cash and cash equivalents, accounts receivable, accounts payable and debt approximate their fair values at September 30, 1997 and 1998.

12. STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

     The Company has two classes of capital stock outstanding consisting of Common Stock, par value $.0001, and preferred stock. There are two series of preferred stock: Series A, Noncumulative Preferred Stock, par value $.0001 (Series A Preferred Stock) and Series B, Noncumulative Convertible Preferred Stock, par value $.001 (Series B Preferred Stock), as discussed below.

COMMON STOCK

     The Company has authorized 7,000,000 shares of common stock of which 4,643,715 was issued and outstanding as of September 30, 1997 and 1998. In December 1996, the Company issued 33,334 shares of common stock for $99,997.

     The Company has reserved the following number of shares of common stock:

SHARES                                         PURPOSE OF ISSUANCE
------                                    ------------------------------
1,118,000...............................  Upon conversion of Series B
 588,000................................  Upon exercise of stock options
 111,538................................  Upon exercise of warrants

SERIES A PREFERRED STOCK

     In September 1996, the Company sold 323,077 shares of Series A Preferred Stock with 61,538 detachable warrants for approximately $969,000. Each warrant entitles the holder thereof to one share of common stock of the Company at an exercise price of $3.00 per share. (See discussion of warrants below.)

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock by reason of their ownership thereof, an amount per share equal to $3.00 (subject to adjustment for stock splits,

                               MOLLOY GROUP, INC.

combinations, reclassifications or similar events affecting such shares) for each outstanding share of Series A Preferred Stock plus an amount equal to all dividends declared but unpaid. If, upon the occurrence of such an event, the assets and funds thus distributed among the holders of the Series A Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of the Series A Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive in respect to such shares.

     Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance into the number of fully-paid and nonassessable shares of common stock as is convertible on a one-to-one basis.

SERIES B PREFERRED STOCK

     In May 1998, the Company sold 24,194 shares of Series B Preferred Stock at an offering price of $31.00 per share. Each share is convertible into common stock at a ratio of $3.10 per share or ten shares of common stock for each share of Series B Preferred Stock. Proceeds from the sale of the 24,194 shares was approximately $750,000.

     In September 1998, the amounts related to the Company's subordinated convertible notes were converted into 87,606 shares of Series B Preferred Stock at a conversion rate of approximately $24.17 per share.

WARRANTS

     In addition to the 61,538 detachable warrants related to the Series A Preferred Stock as described above, the Company also issued 50,000 warrants to an employee in September 1996, each of which entitles the holder thereof to one share of common stock of the Company at an exercise price of $4.00 per share.

     As of September 30, 1998, the Company has 61,538 warrants outstanding at an exercise price of $3.00 per share and 50,000 warrants with an exercise price of $4.00 per share. There were no warrants to purchase shares exercised during the years ended September 30, 1997 and 1998.

13. SUBSEQUENT EVENTS -- UNAUDITED

     On November 13, 1998 and in two subsequent tranches on December 2, 1998 and December 4, 1998, the Company raised $1,751,310 by entering into subordinated convertible note agreements with various entities, including C.E. Unterberg Towbin, LP, Thomas I. Unterberg, Unterberg Towbin Capital Partners I, Marjorie and Clarence E. Unterberg Foundation, Inc. (Unterberg Affiliates) for this amount. The Unterberg Affiliates investment was $852,833 in the aggregate.

     On April 29, 1999, the Company raised $500,000 by entering into a subordinated convertible bridge note agreement with Unterberg Towbin Capital Partners I for this amount.

     On June 25, 1999, the Company raised $500,000 by entering into a subordinated convertible bridge note agreement with Unterberg Towbin Capital Partners I for this amount.

     On July 13, 1999, the Company raised $200,000 by entering into a subordinated convertible bridge note agreement with Unterberg Towbin Capital Partners I for this amount.

     On July 23, 1999 ServiceWare, Inc. (ServiceWare) acquired the outstanding preferred stock, common stock, warrants and stock options of the Company. The acquisition was executed through the issuance of stock, warrants and options of ServiceWare to the Company valued at $14.2 million plus transaction costs of $445,000.

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     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.
NEITHER SERVICEWARE TECHNOLOGIES, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF OUR STOCK.
                            ------------------------

                               TABLE OF CONTENTS
                            ------------------------

                                        PAGE
                                        ----
Prospectus Summary....................    1
Risk Factors..........................    4
Corporate Information.................   16
Use of Proceeds.......................   16
Dividend Policy.......................   17
Dilution..............................   18
Capitalization........................   19
Selected Historical Consolidated
  Financial Data......................   20
Unaudited Pro Forma Consolidated
  Financial Data......................   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   31
Management............................   42
Certain Transactions..................   51
Principal Stockholders................   55
Description of Capital Stock..........   58
Shares Eligible for Future Sale.......   61
Material U.S. Tax Considerations for
  Non-U.S. Holders....................   63
Underwriting..........................   66
Legal Matters.........................   68
Experts...............................   68
Where You Can Find More Information...   68
Index to Financial Statements.........  F-1

Until September 18, 2000 (25 days after the date of this prospectus), all dealers that effect transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                                4,500,000 SHARES

                               [SERVICEWARE LOGO]
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
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                             C.E. UNTERBERG, TOWBIN
                                August 24, 2000
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